Exhibit (a)(1)(A)

THIS OFFER TO PURCHASE AND SOLICITATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO PURCHASE ANY UNITS OF LIMITED PARTNERSHIP INTEREST. THE INFORMATION IN THIS OFFER TO PURCHASE AND SOLICITATION STATEMENT IS NOT COMPLETE AND MAY BE CHANGED.

SUBJECT TO COMPLETION

OFFER TO PURCHASE FOR CASH

ALL THE OUTSTANDING LIMITED PARTNERSHIP UNITS

OF

WESTIN HOTELS LIMITED PARTNERSHIP

AT

$600 PER UNIT

BY

WHLP ACQUISITION LLC,

A WHOLLY OWNED SUBSIDIARY OF

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

AND

SOLICITATION OF CONSENTS TO PROPOSALS TO AMEND THE

PARTNERSHIP AGREEMENT AND EFFECT A MERGER

      THE OFFER, THE WITHDRAWAL RIGHTS RELATED TO THE OFFER AND THE SOLICITATION PERIOD FOR THE CONSENTS WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON OCTOBER [     ], 2003, UNLESS WE EXTEND THE OFFER (AS SO EXTENDED, THE “EXPIRATION DATE.”)

      THE OFFER IS SUBJECT TO CERTAIN RISKS DESCRIBED UNDER “SPECIAL FACTORS — RISK FACTORS” BEGINNING ON PAGE 3 OF THIS OFFER TO PURCHASE AND SOLICITATION STATEMENT. YOU SHOULD READ THIS ENTIRE DOCUMENT CAREFULLY BEFORE DECIDING WHETHER TO TENDER YOUR UNITS OR DELIVER YOUR CONSENTS.

      THE ENTITY MAKING THE OFFER AND SOLICITING YOUR CONSENT IS WHLP ACQUISITION LLC (“PURCHASER”). WE ARE A DELAWARE LIMITED LIABILITY COMPANY AND A WHOLLY OWNED SUBSIDIARY OF STARWOOD HOTELS & RESORTS WORLDWIDE, INC., A MARYLAND CORPORATION (“STARWOOD”). STARWOOD ALSO OWNS ALL OF THE SHARES OF (I) WESTIN REALTY CORP., THE GENERAL PARTNER (THE “GENERAL PARTNER”) OF WESTIN HOTELS LIMITED PARTNERSHIP, THE SUBJECT OF THE OFFER (THE “PARTNERSHIP”), AND (II) 909 NORTH MICHIGAN AVENUE CORP. (“909 CORP.”), WHICH MANAGES THE PARTNERSHIP’S HOTEL, THE WESTIN MICHIGAN AVENUE, CHICAGO (THE “MICHIGAN AVENUE HOTEL”), AND IS THE GENERAL PARTNER OF THE PARTNERSHIP’S SUBSIDIARY LIMITED PARTNERSHIP THAT DIRECTLY OWNS THE MICHIGAN AVENUE HOTEL, THE WESTIN CHICAGO LIMITED PARTNERSHIP (THE “HOTEL PARTNERSHIP”). NO AFFILIATE OF STARWOOD OTHER THAN PURCHASER IS MAKING THE OFFER OR SOLICITING YOUR CONSENT. IN THIS DOCUMENT, THE TERMS “PURCHASER,” “WE,” “US” AND “OUR” REFER TO WHLP ACQUISITION LLC AND REFERENCES TO AFFILIATES OF EITHER STARWOOD OR PURCHASER EXCLUDE THE GENERAL PARTNER, THE PARTNERSHIP, 909 CORP. AND THE HOTEL PARTNERSHIP, AND ANY SUBSIDIARIES OF THE GENERAL PARTNER, THE PARTNERSHIP, 909 CORP. AND/ OR THE HOTEL PARTNERSHIP. FOR A DESCRIPTION OF THE RELATIONSHIP BETWEEN STARWOOD AND PURCHASER, ON THE ONE HAND, AND THE

GENERAL PARTNER AND THE PARTNERSHIP, ON THE OTHER HAND, SEE “SPECIAL FACTORS — TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.”

      THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THE VALID AND NOT WITHDRAWN TENDER TO US OF AT LEAST A MAJORITY OF THE ISSUED AND OUTSTANDING UNITS OF LIMITED PARTNERSHIP INTEREST IN THE PARTNERSHIP (THE “UNITS”) (THE “MINIMUM CONDITION”), (II) THE CONSENT BY LIMITED PARTNERS OF THE PARTNERSHIP (“LIMITED PARTNERS”) WHO COLLECTIVELY HOLD MORE THAN 50% OF THE UNITS TO EACH OF THE PROPOSALS DESCRIBED UNDER “THE CONSENT SOLICITATION” AND (III) THE ADOPTION OF THE AMENDMENTS TO THE PARTNERSHIP AGREEMENT DESCRIBED IN THIS OFFER TO PURCHASE AND SOLICITATION STATEMENT SO THAT THEY HAVE BEEN IMPLEMENTED AND ARE IN FULL FORCE AND EFFECT, ALTHOUGH WE RESERVE THE RIGHT TO WAIVE THESE CONDITIONS (OTHER THAN THE MINIMUM CONDITION) OR TO EXTEND THE OFFER, SUBJECT TO THE TERMS AND CONDITIONS CONTAINED WITHIN THIS OFFER TO PURCHASE AND SOLICITATION STATEMENT. SEE “THE TENDER OFFER — CONDITIONS TO THE OFFER.” IF WE DECIDE TO WAIVE EITHER OF THE CONDITIONS DESCRIBED IN CLAUSE (II) OR (III) ABOVE AND COMPLETE THE OFFER, WE WOULD NOT EXPECT TO PAY YOU FOR UNITS YOU TENDER IN THE OFFER UNTIL JANUARY 2004.

      HOLDER OF UNITS (A “UNITHOLDER”) MAY TENDER ANY OR ALL UNITS THAT IT OWNS.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

IMPORTANT INFORMATION ON TENDERING YOUR UNITS

      Any (i) Unitholder, (ii) beneficial owner of Units, in the case of Units owned by Individual Retirement Accounts, Keogh plans or qualified plans (a “Beneficial Owner”), or (iii) person who has purchased Units but has not yet been reflected on the Partnership’s books as a Limited Partner (an “Assignee”) desiring to tender all or any portion of its Units should either (a) complete and sign the Agreement of Assignment and Transfer (a copy of which is enclosed with this Offer to Purchase and Solicitation Statement) in accordance with its instructions and mail or deliver an executed Agreement of Assignment and Transfer and any other required documents to the Depositary at the address or facsimile number set forth below or (b) request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him or her. Unless the context requires otherwise, references to Unitholders in this Offer to Purchase and Solicitation Statement shall be deemed also to refer to Beneficial Owners and Assignees and references to “you” or “your” refer to an individual Unitholder. Assignees are not entitled to deliver consents in our consent solicitation being made by this Offer to Purchase and Solicitation Statement.

      For important information on consenting to the proposals described in this Offer to Purchase and Solicitation Statement, see “THE CONSENT SOLICITATION — Voting and Revocation of Consents.”

      Questions or requests for assistance or additional copies of this Offer to Purchase and Solicitation Statement, the Agreement of Assignment and Transfer or the Consent Form may be directed to the Information Agent at the number set forth below.

The Depositary for the Offer is:	The Information Agent for the Offer is:

American Stock Transfer & Trust Company 59 Maiden Lane New York, NY 10038 Telephone: 1-877-248-6417 (Toll-Free) Facsimile: 718-234-5001	D. F. King & Co., Inc. 48 Wall Street New York, NY 10005 1-212-269-5550 (Collect) 1-888-605-1957 (Toll-Free)

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      The information contained in this Offer to Purchase and Solicitation Statement concerning the Partnership and the reports, opinions and appraisals that we refer to in this Offer to Purchase and Solicitation Statement, were obtained by Starwood from the General Partner or 909 Corp. or obtained from publicly-available sources. Purchaser and Starwood do not take any responsibility for the accuracy of any such information contained in the Partnership’s reports filed with the SEC, other than any responsibility Starwood may have as the parent company of the General Partner. In addition, Purchaser and Starwood do not take any responsibility for the accuracy of information contained in the reports, opinions and appraisals of third parties that we refer to in this Offer to Purchase and Solicitation Statement.

September [     ], 2003.

3

SUMMARY TERM SHEET

      This summary highlights important and material information contained in this Offer to Purchase and Solicitation Statement but is intended as an overview only. To fully understand the Offer and the Consent Solicitation described in this document and for a more complete description of the terms of the Offer and the proposals to which we are seeking your consent, you should carefully read this entire Offer to Purchase and Solicitation Statement, the annexes and schedules to the Offer to Purchase and Consent Solicitation, the documents incorporated by reference or otherwise referred to in this Offer to Purchase and Solicitation Statement, the Agreement of Assignment and Transfer and the Consent Form that are enclosed with this Offer to Purchase and Solicitation Statement. Section and heading references are included to direct you to a more complete description of the topics contained in this summary. Any terms not defined in this summary are defined in the complete Offer to Purchase and Solicitation Statement and any terms defined in this summary have the same meaning in the complete Offer to Purchase and Solicitation Statement.

Who is offering to purchase my Units and soliciting my consent?

•	The entity making the Offer and soliciting your consent is WHLP Acquisition LLC (“Purchaser”). We are a Delaware limited liability company and a wholly owned subsidiary of Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (“Starwood”). Starwood also owns all of the shares of (i) Westin Realty Corp., the general partner (the “General Partner”) of Westin Hotels Limited Partnership, the subject of the Offer (the “Partnership”), and (ii) 909 North Michigan Avenue Corp. (“909 Corp.”), which manages the Partnership’s hotel, The Westin Michigan Avenue, Chicago (the “Michigan Avenue Hotel”), and is the general partner of the Partnership’s subsidiary limited partnership that directly owns the Michigan Avenue Hotel, the Westin Chicago Limited Partnership (the “Hotel Partnership”). No affiliate of Starwood other than Purchaser is making the Offer or soliciting your consent. See “CERTAIN INFORMATION CONCERNING PURCHASER, STARWOOD, THE GENERAL PARTNER AND THE PARTNERSHIP.”

Who is Starwood?

•	Starwood is one of the world’s largest hotel and leisure companies. Starwood conducts its hotel and leisure business both directly and through its subsidiaries. Starwood’s brand names include St. Regis®, The Luxury Collection®, Sheraton®, Westin®, W® and Four Points® by Sheraton. Through these brands, Starwood is well represented in most major markets around the world. Starwood’s operations are grouped into two business segments, hotels and vacation ownership operations. Starwood is the parent company of the General Partner and 909 Corp.

Are you affiliated with the general partner of the Partnership?

•	Yes. The General Partner is a wholly owned subsidiary of our parent company, Starwood. 909 Corp. is also a wholly owned subsidiary of Starwood. All the activities of the General Partner and 909 Corp. are carried out by Starwood employees, since neither the General Partner nor 909 Corp. has any employees of its own. As a result of its relationship with Starwood, the General Partner may have a conflict of interest with respect to the Offer and our consent solicitation (the “Consent Solicitation”). See “SPECIAL FACTORS — Risk Factors — The General Partner may have a conflict of interest with respect to the Offer and the Consent Solicitation.”

•	We have implemented an information screen intended to prevent the unintended exchange of information between Starwood, its affiliates and its legal counsel, on the one hand, and the Board of Directors of the General Partner (the “GP Board”), its financial advisors and its legal counsel, on the other hand, regarding offers for Units and similar types of transactions, including the Offer, and the Consent Solicitation. Although various Starwood employees perform services for the General Partner and the Partnership, we have excluded the members of the GP Board and all Starwood employees who perform managerial duties for the Michigan Avenue Hotel from our consideration of any aspect of the Offer or the Consent Solicitation. Some of the officers of the General Partner have participated in the

i

consideration of our Offer on our behalf, have not participated in any respect in the General Partner’s consideration of its response to our Offer or any other tender offer for the Units.

How much are you offering for my Units?

•	We are offering $600 in cash per Unit, less the amount of any cash distributions made or declared with respect to the Units on or after July 7, 2003, the date that the first of two other recent offers for Units was commenced (to the extent that we do not receive such distributions with respect to any Units accepted for payment). We will pay on your behalf the $50 transfer fee charged by the Partnership per transferring Unitholder. See “SPECIAL FACTORS — Determination of the Offer Price.”

Why are you both offering to purchase my Units and soliciting my consent to proposals to amend the Partnership Agreement and effect a merger?

•	We are making the Offer to acquire control of, and the entire equity interest in, the Partnership, which would enable us to make the Partnership a private, wholly owned subsidiary of Starwood. Accomplishing these steps would give us the ability to enjoy the benefits of being the sole owner of the Partnership, which we discuss below.

•	As described below, provisions of the Partnership Agreement restrict or delay your ability to transfer your Units to us in the Offer. In addition, provisions of the Partnership Agreement, Delaware law and the federal securities laws have the effect of restricting or delaying these transfers and the proposed merger described below (the “Merger”). This Merger would make the Partnership a wholly owned subsidiary of Starwood.

•	In light of the above circumstances, we are seeking your consent to various proposals described in this Offer to Purchase and Consent Solicitation (the “Proposals”) which would:

•	Permit and authorize your transfer and our ownership of the Units tendered in the Offer and our ability to promptly effect the Merger;

•	Reduce or eliminate the delays described above; and

•	Minimize the need for the General Partner to take action to facilitate the Offer or the Merger;

•	While you may make separate decisions about the Offer and each of the Proposals, you should be aware that completion of the Offer is conditioned on the approval of the Proposals. Consequently, if you decide to tender your Units but do not deliver your consent to each of the Proposals, this will reduce the likelihood that we will close the Offer. If this were to happen, we would not purchase your Units and you would not receive the Offer Price.

What does the General Partner think of your Offer and Consent Solicitation?

•	We are not required to obtain the approval of the General Partner or the GP Board to commence the Offer or the Consent Solicitation. We have commenced the Offer and the Consent Solicitation without discussing the Offer or the Consent Solicitation with or obtaining the prior approval of the GP Board.

•	We are not aware of any position taken by the General Partner with respect to the Offer or the Consent Solicitation. The General Partner is required by United States federal securities laws to file with the Securities and Exchange Commission (the “SEC”) and distribute to the Unitholders, within ten business days from the date of the Offer, a statement as to its position, if any, on the Offer. Since Starwood is our parent company and the parent company of the General Partner, the board of directors and officers of the General Partner may have a conflict of interest with respect to the Offer. See “SPECIAL FACTORS — Transactions, Negotiations and Agreements.”

What are the most significant conditions to the Offer?

•	The Offer is conditioned upon, among other things:

•	The valid and not withdrawn tender of at least a majority of the issued and outstanding Units;

•	The valid written consent of limited partners of the Partnership (“Limited Partners”) who collectively hold more than 50% of the Units, to each of the Proposals, including proposals to amend the Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of December 31, 1986, as amended (the “Partnership Agreement”), and to approve the Merger between us or one of our affiliates and the Partnership and the merger agreement related to the Merger (the “Merger Agreement”) if the Offer is successful (the “Amendments”);

•	The effectiveness of the Amendments for which we are seeking your consent;

•	The non-occurrence of certain events before the Expiration Date (as defined in this Offer to Purchase and Solicitation Statement), such as legal or governmental actions that would prohibit the purchase of Units or the Merger or a material adverse change with respect to the Partnership or its business (including extraordinary distributions by, or a change in control of, the Partnership); and

•	Our receipt of all governmental regulatory approvals necessary to complete the Offer or the Merger and the absence of any injunction or other order that would prohibit the Offer or the Merger.

      Consequently, if you decide to tender your Units to us but do not deliver your consent to us prior to the Expiration Date, this action will reduce the likelihood that we will close the Offer, in which event we would not purchase your Units and you would not receive the Offer Price.

•	There are no conditions to the Offer based on the availability of financing. See “CERTAIN INFORMATION CONCERNING PURCHASER, STARWOOD, THE GENERAL PARTNER AND THE PARTNERSHIP — Source and Amount of Funds for the Offer.”

      For more information see “THE TENDER OFFER — Conditions to the Offer.”

What securities and how many of them are sought in the Offer?

•	We are offering to purchase all of the outstanding Units upon the terms of and subject to the conditions to the Offer, from any Unitholder who validly tenders its Units. According to the Partnership’s public filings, as of August 1, 2003, there were 135,600 Units issued and outstanding. We believe that these Units are held primarily by persons unaffiliated with the Partnership and the General Partner. Subject to complying with applicable rules and regulations of the SEC and the satisfaction or waiver by us of all conditions to the Offer, we intend to purchase all Units validly tendered. See “THE TENDER OFFER — Terms of the Offer; Expiration Date.”

How was the Offer Price determined?

•	In establishing the $600 per Unit purchase price proposed to be paid in the Offer, we used our general expertise in the real estate market and the hospitality industry as well as our experience in managing the Michigan Avenue Hotel, and took into account a variety of factors, including historical market prices for the Units and the offer prices and terms of other tender offers for the Units (including mini-tender offers not subject to the SEC’s tender offer rules). In this respect, we considered the $550 per Unit price proposed to be paid in the Offer to Purchase by Kalmia dated July 24, 2003 (the “Kalmia Offer”), which expired on August 29, 2003. We also considered the $525 per Unit price proposed to be paid in the Offer to Purchase by Windy City Investments, LLC and other investors (collectively, “Windy City”) (the “Windy City Offer”), which expired on August 4, 2003. The purchase price we have proposed represents a 9.1% premium over the purchase price in the Kalmia Offer, a 14.3% premium over the purchase price in the Windy City Offer and a 47.1% premium over the weighted average price per Unit for Units traded over the 12 months ended March 31, 2003 (as reported by The Partnership Spectrum, an industry publication). We also considered reports, opinions and appraisals of the Partnership and the Michigan Avenue Hotel made available to us before we began contemplating the Offer and before we established the information screen between Starwood, its affiliates and its legal counsel, on the one hand, and the GP Board, its financial advisors and its legal counsel, on the other hand, discussed elsewhere in this Offer to Purchase and Solicitation Statement. These reports, opinions and appraisals include fairness opinions and a fairness presentation for the Windy City Offer by Houlihan Lokey Howard & Zukin Financial Advisors, Inc. and refinancing valuations by Jones Lang LaSalle Hotels. See “SPECIAL FACTORS — Determination of the Offer Price.”

What benefits does Starwood expect to enjoy if the Offer is completed and the Merger is effected?

•	If we complete the Offer and the Merger, Starwood would enjoy the benefits that come from owning all of the Units and being a Limited Partner, which include:

•	The right to receive distributions after a sale of the Michigan Avenue Hotel or the refinancing of the loan secured by the Michigan Avenue Hotel;

•	The right to benefit in any appreciation in the value of the Michigan Avenue Hotel;

•	The right to make decisions about the Partnership’s business or the management of the Michigan Avenue Hotel; and

•	The reduction of some of the Partnership’s expenses, including those associated with preparing stand-alone audited financial statements, SEC reporting and responding to third party tender offers.

Do I have to pay any brokerage fees to tender my Units?

•	If you are the record owner of your Units and you tender Units in the Offer, then you will not have to pay any brokerage or similar fees. However, if you own your Units through a broker or other nominee, and your broker or nominee tenders your Units on your behalf, then your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

How long do I have to decide if I want to tender my Units?

•	You have until 5:00 p.m., Eastern time, on October [ ], 2003 to tender your Units. We may extend the Offer in our discretion. If we extend the Offer, then we will make a public announcement not later than 9:00 a.m., Eastern time, on October [ ], 2003, the business day after the Offer is scheduled to expire. See “THE TENDER OFFER — Terms of the Offer; Expiration Date.”

How do I tender my Units?

•	You tender your Units by delivering a completed Agreement of Assignment and Transfer to the Depositary by mail, hand delivery or facsimile (to the address set forth on the back cover of this Offer to Purchase and Consent Solicitation or to facsimile no.: 718-234-5001) so that it is received by the Depositary no later than the time the Offer expires. A pre-addressed postage-paid envelope is enclosed for your convenience. If delivery is by facsimile, you must also return the original documents, which originals, only, may be received after the Expiration Date provided that the facsimile is received prior to or on the Expiration Date. See “THE TENDER OFFER — Procedure for Accepting the Offer and Tendering Units.”

Can I withdraw Units that I have tendered?

•	Yes, you may withdraw your tendered Units at any time until the Offer expires. If and to the extent that tendered Units have not been accepted for payment by [ ], 2003 (60 days after the date of this Offer to Purchase and Solicitation Statement), you may also withdraw your tendered Units at any time thereafter until we have accepted those Units for payment. We will be deemed to have accepted your Units, subject to the terms of and conditions to the Offer, on the Expiration Date, unless we terminate or extend the Offer. To withdraw Units that you have tendered, you must deliver to the Depositary a written notice of withdrawal with the required information while you still have the right to withdraw. See “THE TENDER OFFER — Withdrawal Rights.”

If I accept the Offer, how will I get paid?

•	If the conditions to the Offer are satisfied (or waived, if waivable) and we complete the Offer and accept your Units for payment, you will receive payment for the Units that you tendered as promptly as practicable following the Expiration Date. We are seeking your consent to a proposal to amend the Partnership Agreement so that transfers of Units in the Offer would be recognized promptly upon completion of the Offer, rather than on the last business day of a calendar quarter as currently provided in the Partnership Agreement.

•	If the proposal described above is not approved but we decide to complete the Offer anyway (by waiving conditions), we would not expect to pay you for Units you tender in the Offer until January 2004. See “THE TENDER OFFER — Acceptance for Payment and Payment for Units.”

Are there possible restrictions or delays with respect to my ability to transfer my Units?

•	Yes. Unless amended as contemplated by the Consent Solicitation, the following provisions of the Partnership Agreement will restrict or delay your ability to transfer your Units in the Offer:

•	Transfers of Units are not valid if counsel to the Partnership believes that the transfers would be likely to violate applicable laws or result in specific adverse tax consequences, such as a termination of the Partnership for United States federal income tax purposes;

•	The General Partner may suspend transfers of your Units if those transfers would result in 40% or more of the Units being transferred in a twelve-month period;

•	The General Partner may withhold its consent to our admission as a Substituted Limited Partner with respect to your Units, which would mean that we could not succeed to the voting and other non-economic rights associated with your Units; and

•	Transfers of Units will be recognized only on the last business day of a calendar quarter, which means that unless the Partnership Agreement is amended as a result of the Consent Solicitation, we will not pay you for your Units until January 2004.

•	We are seeking your consent to proposals that would have the effect of amending the Partnership Agreement so that these transfer restrictions would not apply to the transfer of your Units to us in connection with the Offer. See “THE CONSENT SOLICITATION.”

What are your future intentions?

•	Although we are seeking consents for the approval of the Merger and the Merger Agreement, we intend to cause the Partnership to effect the Merger following the completion of the Offer whether or not we receive those consents. In the Merger, the outstanding Units not owned by us or our affiliates will be converted into the right to receive cash in an amount equal to the price per Unit payable in the Offer.

•	If we are unable for regulatory or other legal reasons to effect the Merger, then we may seek to acquire additional Units through open market purchases, privately negotiated transactions, a tender or

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exchange offer or other transactions or a combination of these methods on such terms and at such prices as we shall determine, which may be different from the terms and price paid in the Offer. We also reserve the right to dispose of Units that we have acquired or may acquire.

      See “SPECIAL FACTORS — Purpose of the Offer; Future plans.”

Will the Offer and the Merger affect my Units if I do not tender?

•	Yes. This is a “going private” transaction. If the Offer is completed, we intend to cause the Partnership to effect the Merger. In the Merger, the outstanding Units not owned by us or our affiliates would be converted into the right to receive cash in an amount equal to the price per Unit payable in the Offer.

      See “SPECIAL FACTORS — Effects of the Offer.”

Are there any circumstances under which the Offer could be completed but the Merger not be effected?

•	Yes. While we intend to effect the Merger if the Offer is completed, we are not obligated to do so in limited circumstances. See “SPECIAL FACTORS — Risk Factors — If the Offer is completed but the Merger is not effected, non-tendering Unitholders may be harmed.”

Will the Partnership continue as a public entity?

•	Following the Offer and the Merger, the Partnership will no longer be publicly owned, and its financial statements and other important information regarding the Partnership and its business will no longer be publicly available.

      See “SPECIAL FACTORS — Effects of the Offer.”

What are the United States federal income tax considerations related to the Offer and what must I do to prevent the imposition of backup withholding tax and other United States federal withholding taxes?

•	The sale of Units in the Offer will be treated as a taxable transaction for United States federal income tax purposes. See “SPECIAL FACTORS — Certain United States Federal Income Tax Considerations.”

•	To prevent the possible application of backup withholding tax with respect to payment of the purchase price for Units purchased in the Offer, you must provide your taxpayer identification number and must certify in the Agreement of Assignment and Transfer, under penalties of perjury, that (i) the tax identification number provided in the Agreement of Assignment and Transfer is your correct taxpayer identification number and (ii) you are not subject to backup withholding tax, either because you have not been notified by the Internal Revenue Service (the “IRS”) that you are subject to backup withholding tax as a result of your failure to report all interest or dividends, or because the IRS has notified you that you are no longer subject to backup withholding tax.

•	To avoid the imposition of a 10% withholding tax under Section 1445 of the Internal Revenue Code, you are also required to certify in the Agreement of Assignment and Transfer, under penalties of perjury, that you, if you are an individual, are not a nonresident alien for United States federal income tax purposes and, if not an individual, are not a foreign corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Internal Revenue Code and applicable Treasury Regulations).

Do you have the financial resources to pay the Offer Price for the Units?

•	Yes. If we buy all of the Units, then the aggregate amount of cash that we will need to purchase the Units and to pay related fees and expenses will be approximately $82.9 million. Starwood has committed to contribute to us, from its cash on hand, all of the cash necessary to complete the Offer and to pay related fees and expenses. Starwood has the financial resources to meet this commitment.

See “CERTAIN INFORMATION CONCERNING PURCHASER, STARWOOD, THE GENERAL PARTNER AND THE PARTNERSHIP — Source and Amount of Funds for the Offer.”

What is the market value of my Units?

•	There is no established public market for the Units, although there is a limited secondary market for the Units. According to the Partnership’s annual report on Form 10-K for the year ended December 31, 2002, the sale prices of Units from January 1, 2003 through March 17, 2003 ranged from $225 to $465 per Unit, with an average sale price of $333, before certain reductions. According to the Partnership’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003 (the “Partnership’s Second Quarter 10-Q”), sales in connection with tender offers processed by the Partnership through August 6, 2003 ranged in price from $225 to $415 per Unit and other sales ranged in price from $330 to $507 per Unit. The weighted average price per Unit for Units traded during the 12 months ending March 31, 2003 was $407.82. We calculated this amount based on trades reported by The Partnership Spectrum, an industry publication. According to the American Partnership Board, there were 185 Units sold from April 1, 2003 through May 31, 2003, at prices ranging from $451 to $485 per Unit. Prices obtainable in the secondary market today or at any other time may be higher or lower than these historic prices. See “SPECIAL FACTORS — Determination of the Offer Price.”

•	In July 2003, two unsolicited tender offers were initiated for Units.

•	In the Windy City Offer, Windy City offered to pay $525 per Unit, reduced by the $50 transfer fee charged by the Partnership per transferring Unitholder and the amount of any cash distributions made or declared on or after July 7, 2003, with interest at the rate of 3% per annum from the expiration date of the tender offer to the date of payment, for up to 15% of the outstanding Units. The Windy City Offer expired on August 4, 2003. On August 5, 2003, Windy City announced that approximately 3,076 Units were validly tendered in its offer, representing approximately 2.27% of the outstanding Units. On October [ ], 2003, Windy City announced that it had paid for these tendered Units and completed its Offer.

•	In the Kalmia Offer, Kalmia offered to pay $550 per Unit, less the amount of any cash distributions made or declared on or after July 7, 2003, for up to approximately 59% of the outstanding Units. The Kalmia Offer expired on August 29, 2003. On September 2, 2003, Kalmia announced that approximately 4.9% of the outstanding Units were tendered to and accepted by Kalmia. On October [ ], 2003, Kalmia announced that it had paid for these tendered Units and completed its Offer.

What are you asking me to consent to?

•	We are asking you to consent to the following Proposals:

•	A Proposal to allow us to submit on your behalf proposed amendments to the Partnership Agreement that would, if adopted:

•	Render the transfer restrictions (and the delaying of transfers until the end of a calendar quarter) contained in Article 11 of the Partnership Agreement inapplicable to the transfer of Units in connection with the Offer and the Merger or in connection with any other cash tender offer for all of the outstanding Units by a bidder who has disclosed an intention to effect a merger of the Partnership upon completion of the tender offer in which the merger consideration would be equal to the tender offer price;

•	Require the Partnership to immediately recognize transfers following these types of transactions, rather than waiting until the end of a calendar quarter;

•	Prohibit the General Partner from giving effect to any other transfer restrictions in connection with the Offer or the Merger, or in connection with similar tender offers and mergers, whether or not those restrictions are in the Partnership Agreement; and

•	Permit the Merger or any other similar merger to be consummated upon the approval of Limited Partners who collectively hold more than 50% of the Units, without the approval by any general partner of the Partnership;

To give the Limited Partners a meaningful choice if a third party makes a competing bid for all of the Units, we have drafted the Amendments to apply to any cash tender offer for all of the Units and a subsequent “backend” merger on the same economic terms as such offer. Accordingly, if the Proposals are adopted but we do not complete our Offer, the Amendments contemplated by the Proposals would become effective and would facilitate other qualifying tender offers for the Units.

•	A Proposal to adopt the Amendments following their submission for approval by the Limited Partners; and

•	A Proposal to approve the Merger Agreement and to effect the Merger upon adoption of the Amendments.

Who is entitled to consent to the Proposals?

•	You are entitled to vote on the Merger and the Amendments if you owned Units on [ ], 2003, and have been admitted as a Limited Partner.

Under the Partnership Agreement, what approvals are required to effect the Proposals?

•	The valid written consent of Limited Partners who collectively hold more than 50% of the Units is required to effect the Proposals.

How do I consent to the Proposals?

•	If you wish to consent to the Proposals, you should complete, sign, date and return the GREEN consent form (the “Consent Form”) to the Depositary in the enclosed envelope with pre-paid postage or deliver it to the Depositary by facsimile. Your vote on these matters is very important. Your failure to return the enclosed consent form will have the same effect as not consenting to the Proposals; it will constitute a vote against the Proposals. For the Depositary’s address and facsimile number and for more information, see “THE CONSENT SOLICITATION — Voting and Revocation of Consents.”

May I tender my Units but not consent to any Proposal, or consent to a Proposal but not tender my Units?

•	Yes. You may make separate decisions about the Offer and each Proposal. We intend to take steps to make effective any Proposal that is approved whether or not we complete the Offer.

•	Completion of the Offer is conditioned upon the valid written consent, by Limited Partners who collectively hold more than 50% of the Units, to each of the Proposals. Consequently, if you decide to tender your Units to us but do not deliver your consent to each of the Proposals, this will reduce the likelihood that we will close the Offer, in which event we would not purchase your Units and you would not receive the Offer Price.

May I consent to only some of the matters covered by the Proposals and withhold my consent to others?

•	Yes. The Consent Form enclosed with this Offer to Purchase and Solicitation Statement provides you with the opportunity to give your consent separately to each of the matters to be effected by the Proposals. You should carefully follow the instructions on the Consent Form. See “THE CONSENT SOLICITATION — Voting and Revocation of Consents.” Completion of the Offer is conditioned upon the valid written consent, by Limited Partners who collectively hold more than 50% of the Units, to each of the matters to be effected by the Proposals. Consequently, if you decide to tender your Units to us but do not deliver your consent to each matter, this will reduce the likelihood that we will close the Offer, in which event we would not purchase your Units and you would not receive the Offer Price.

How do I revoke my consent?

•	You may revoke your executed and returned Consent Form at any time prior to the Expiration Date by delivering to the Depositary a signed and dated written notice stating that your consent is revoked. Upon the expiration of the Offer, all consents previously executed and delivered and not revoked will become irrevocable. See “THE CONSENT SOLICITATION — Voting and Revocation of Consents.”

How long do I have to consent?

•	You may submit your signed Consent Form now. For your Consent Form to be accepted, it must be received by the Depositary no later than 5:00 p.m., Eastern time, on October [ ], 2003, unless we extend the Expiration Date of the Offer, in which case the new Expiration Date will be the last date on which your Consent Form will be accepted. See “THE CONSENT SOLICITATION — Solicitation Period.”

Will I get appraisal rights in the Offer or the Merger?

•	No. Appraisal rights are not available in the Offer or the Merger.

Whom can I call with questions about the Offer or the Consent Solicitation?

•	If you have questions or need assistance tendering your Units or consenting to the Proposals, please call D. F. King & Co., Inc., the Information Agent for WHLP Acquisition LLC’s Offer, toll-free at 1-888-605-1957.

SUMMARY TERM SHEET
INTRODUCTION
SPECIAL FACTORS
1. Risk Factors
2. Background to the Offer
5. Determination of the Offer Price
6. Transactions, Negotiations and Agreements
7. Alternatives Considered to the Offer
8. Effects of the Offer
9. Certain United States Federal Income Tax Considerations
10. Forward-Looking Statements
CERTAIN INFORMATION CONCERNING PURCHASER, STARWOOD, THE GENERAL PARTNER AND THE PARTNERSHIP
1. Description of Purchaser, Starwood, the General Partner and the Partnership
2. Equity Interest in the Partnership
3. Source and Amount of Funds for the Offer
4. Selected Historical Financial Data
5. Projections for Fiscal Year 2003
6. Dividends and Distributions
THE TENDER OFFER
1. Terms of the Offer; Expiration Date
2. Acceptance for Payment and Payment for Units
3. Transfer Restrictions
4. Procedure for Accepting the Offer and Tendering Units
5. Withdrawal Rights
6. Extension of Tender Period; Termination; Amendment
7. Conditions to the Offer
8. Certain Legal Matters; Required Regulatory Approvals
THE CONSENT SOLICITATION
1. Record Date; Outstanding Units; Voting Rights
2. The Proposals; Effective Time of the Proposals; Vote Required
3. Solicitation Period
4. Voting and Revocation of Consents
5. Effective Time of the Merger
6. No Special Meeting
7. Appraisal Rights
8. Interests of Certain Persons in the Matters to be Acted Upon
9. Costs of the Consent Solicitation
OTHER MATTERS
1. Certain Fees and Expenses
2. Available Information; Incorporation by Reference
3. No Appraisal Rights
4. Miscellaneous
SCHEDULE I
ANNEX B
ANNEX D
EX-(a)(1)(A)
EX-(a)(1)(C)

x

		Page

OTHER MATTERS		46

1.	CERTAIN FEES AND EXPENSES	46

2.	AVAILABLE INFORMATION; INCORPORATION BY REFERENCE	46

3.	NO APPRAISAL RIGHTS	47

4.	MISCELLANEOUS	47

SCHEDULE I	INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF STARWOOD HOTELS & RESORTS WORLDWIDE, INC. AND PURCHASER
ANNEX A	SUMMARY OF HOULIHAN LOKEY FAIRNESS OPINION AND PRESENTATION
ANNEX B	SUMMARY OF JLL REFINANCING ANALYSES
ANNEX C	SUMMARY OF HVS INTERNATIONAL APPRAISALS
ANNEX D	MICHIGAN AVENUE HOTEL PROJECTIONS FOR FISCAL 2003
ANNEX E	PROPOSED AMENDMENTS TO THE PARTNERSHIP AGREEMENT
ANNEX F	FORM OF MERGER AGREEMENT

To: All Holders of Limited Partnership Units of Westin Hotels Limited Partnership

INTRODUCTION

      The entity making the Offer and soliciting your consent is WHLP Acquisition LLC (“Purchaser”). We are a Delaware limited liability company and a wholly owned subsidiary of Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (“Starwood”). Starwood also owns all of the shares of (i) Westin Realty Corp., the general partner (the “General Partner”) of Westin Hotels Limited Partnership, the subject of the Offer (the “Partnership”), and (ii) 909 North Michigan Avenue Corp. (“909 Corp.”), which manages the Partnership’s hotel, The Westin Michigan Avenue, Chicago (the “Michigan Avenue Hotel”), and is the general partner of the Partnership’s subsidiary limited partnership that directly owns the Michigan Avenue Hotel, the Westin Chicago Limited Partnership (the “Hotel Partnership”). No affiliate of Starwood other than Purchaser is making the Offer or soliciting your consent. In this document, the terms “Purchaser,” “we,” “us” and “our” refer to WHLP Acquisition LLC and references to affiliates of either Starwood or Purchaser exclude the General Partner, the Partnership, 909 Corp. and the Hotel Partnership, and any subsidiaries of the General Partner, the Partnership, 909 Corp. and/or the Hotel Partnership. For a description of the relationship between Starwood and Purchaser, on the one hand, and the General Partner and the Partnership, on the other hand, see “SPECIAL FACTORS — Transactions, Negotiations and Agreements.”

      We are offering to purchase all of the issued and outstanding units of limited partnership interest in the Partnership (the “Units”) at a purchase price of $600 per Unit, in cash, reduced by the amount of any cash distributions made or declared on or after July 7, 2003, to the extent that we do not receive those distributions with respect to any Units accepted for payment (the “Offer Price”), upon the terms of and subject to the conditions set forth in this Offer to Purchase and Solicitation Statement (the “Offer to Purchase and Solicitation Statement”) and in the related Agreement of Assignment and Transfer and accompanying documents, as each may be supplemented or amended from time to time (which together constitute the “Offer”). Unitholders who tender their Units to us will not have to pay the $50.00 transfer fee per transferring Unitholder charged by the Partnership, as we will bear this cost.

      In connection with our Offer, we are soliciting Unitholders who have been admitted as limited partners of the Partnership (“Limited Partners”) to consent to proposals described in this Offer to Purchase and Solicitation Statement that would facilitate the transfer of your Units to us in the Offer and our ability to effect the merger described below (the “Proposals”). We refer to this solicitation as the “Consent Solicitation.” Limited Partners of record as of September [     ], 2003 (the “Record Date”) are entitled to consent to the Proposals in the Consent Solicitation.

      As of September [     ], 2003 (the “Offer Date”), we do not own any Units. To the best of our knowledge, as of that date none of our affiliates owns any Units except for the Chairman and Chief Executive Officer of Starwood, who indirectly beneficially owns 259 Units. We have been informed that the persons who have voting control over and the power to dispose of these Units intend to tender them in our Offer and to consent to the Proposals. The General Partner, a subsidiary of Starwood, is the sole general partner of the Partnership.

      We are making the Offer to acquire control of, and the entire equity interest in, the Partnership. We intend, as soon as practicable after completion of the Offer, to cause the Partnership to effect a merger (the “Merger”) with us or one of our affiliates pursuant to Section 17-211 of the Delaware Revised Uniform Limited Partnership Act (“DRULPA”) and the Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of December 31, 1986, as amended (the “Partnership Agreement”). In the Merger, the outstanding Units not owned by us or our affiliates will be converted into the right to receive cash in an amount equal to the price per Unit payable in the Offer. While we reserve our right to do so, we have no plans to change the management of the Partnership prior to effecting the Merger.

      FOR A DETAILED DESCRIPTION OF THE CONDITIONS TO THE OFFER, SEE “THE TENDER OFFER — CONDITIONS TO THE OFFER.” WE RESERVE THE RIGHT (SUBJECT TO THE APPLICABLE RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”)) TO AMEND OR WAIVE ANY ONE OR MORE OF THE TERMS

OF OR CONDITIONS TO THE OFFER OTHER THAN THE CONDITION THAT A MAJORITY OF THE ISSUED AND OUTSTANDING UNITS BE TENDERED TO US (THE “MINIMUM CONDITION”). SEE “THE TENDER OFFER — TERMS OF THE OFFER; EXPIRATION DATE” AND “THE TENDER OFFER — CONDITIONS TO THE OFFER.”

      THIS OFFER TO PURCHASE AND SOLICITATION STATEMENT AND THE RELATED AGREEMENT OF ASSIGNMENT AND TRANSFER CONTAIN IMPORTANT INFORMATION AND YOU SHOULD READ THESE MATERIALS CAREFULLY BEFORE MAKING ANY DECISION WITH RESPECT TO THE OFFER.

SPECIAL FACTORS

1.     Risk Factors

      We urge you to carefully consider the risks and other factors discussed below in deciding whether to tender your Units and consent to the Proposals.

      The General Partner may have a conflict of interest with respect to the Offer and the Consent Solicitation.

      We and the General Partner are wholly owned subsidiaries of Starwood and are therefore under Starwood’s control. All the activities of the General Partner and 909 Corp. are carried out by Starwood employees, since neither the General Partner nor 909 Corp. has any employees of its own. The directors and officers of the General Partner are full-time senior or executive-level employees of Starwood and in their capacities as directors or officers of the General Partner they owe fiduciary duties to Starwood as the sole stockholder of the General Partner. The directors and officers of the General Partner and the General Partner, however, also owe fiduciary duties to the Partnership and the Limited Partners that may conflict with their fiduciary duties to Starwood. Although the Board of Directors of the General Partner (the “GP Board”) has employed separate legal counsel, and is likely to employ an independent financial advisor, to evaluate the Offer, these conflicting fiduciary duties may prevent the General Partner from evaluating the Offer objectively and may cause the General Partner to take actions (or refrain from taking actions) and make decisions in connection with the Offer and the Consent Solicitation that may not be in the best interests of the Limited Partners. Some of the officers of the General Partner have participated in the consideration of our Offer on our behalf, but have not participated in any respect in the General Partner’s consideration of its response to our offer or any other tender offer for the Units. No independent committee or representative of the General Partner or the Partnership has been appointed or retained to negotiate the terms of the Offer or the Consent Solicitation on your behalf. We believe that the fairness factors enumerated in “— Fairness of the Offer,” and the fact that you are free to make your own decision whether to tender in the Offer, provide sufficient procedural safeguards to minimize the effects of the potential conflicts of interest inherent in this transaction.

The Offer Price might not accurately reflect the value of your Units.

      Our objectives and motivations in establishing the Offer Price might conflict with your interests as Unitholders in receiving the highest price for your Units. While our Offer Price exceeds those offered for your Units by Windy City, LLC and its related investors (collectively, “Windy City”) and Kalmia Investors, LLC and its related investors, (collectively, “Kalmia”) this fact alone does not ensure that you will receive the fair value of your Units if you tender them to us. Although we cannot predict the future value of the Partnership’s assets, based upon recent improvements in the Partnership’s operating results and the cyclical nature of the real estate market and the hospitality industry, the Offer Price could be significantly less than the net proceeds per Unit that you could realize from a liquidation of the Partnership following a future sale of the Michigan Avenue Hotel.

      If you tender your Units and we accept your Units for payment, or if you decline to tender your Units to us but we nevertheless complete the Offer and effect the Merger, you will lose the opportunity to participate in any future benefits from the ownership of Units, including potential future distributions by the Partnership.

Tendering your Units may result in a tax liability to you.

      The sale of Units in the Offer will be treated as a taxable transaction for United States federal income tax purposes. Depending on your adjusted tax basis for your Units, tendering your Units in the Offer will cause you to recognize a gain or loss for tax purposes. Assuming the Consent Solicitation is successful, we expect to purchase tendered Units by December 31, 2003, in which case, if you are a calendar-year taxpayer, you will recognize any gain or loss on the sale of your Units in the 2003 taxable year. See “— Certain United States Federal Income Tax Considerations.”

If the Offer is completed but the Merger is not effected, non-tendering Unitholders may be harmed.

      While we intend to effect the Merger if the Offer is successful, we may be unable to do so due to regulatory, legal or other reasons such as an injunction. If this were to happen and you had not tendered your Units in the Offer, you should be aware of the following:

•	There may be increased illiquidity of the Units, which will likely have an adverse effect on the market price of your Units;

•	We will be in a position, as the majority Unitholder of the Partnership, to influence or determine all voting decisions of the Partnership; and

•	If, as a result of the completion of the Offer, the Units are held by fewer than 300 persons, and if the Merger is not effected, we intend to cause the Partnership to de-register the Units under the Securities Exchange Act of 1934 (the “Exchange Act”). The termination of the registration of the Units under the Exchange Act would reduce the information required to be furnished by the Partnership to Unitholders and to the SEC.

If we do not receive sufficient consents, we may not be able to complete the Offer and pay for your Units promptly or at all.

      We are seeking your consent to proposals that would have the effect of amending the Partnership Agreement so that the Partnership’s transfer restrictions would not apply to the transfer of your Units to us in connection with the Offer. If we do not receive sufficient consents to amend the Partnership Agreement in these ways, we may not be able to complete the Offer and pay for your Units. See “THE TENDER OFFER — TRANSFER RESTRICTIONS.” If we complete the Offer even though amendments to the Partnership Agreement do not become effective, we would not expect to pay for your Units until January 2004.

Payment for the Units could be otherwise delayed and is subject to certain conditions.

      We will not be obligated to complete the Offer unless all of the conditions to the Offer are satisfied or waived. In addition, upon the terms of and subject to the conditions to the Offer (including those specified in “THE TENDER OFFER — Conditions to the Offer”), we reserve the right, in our sole discretion, at any time and from time to time:

•	To extend the period of time during which the Offer or Consent Solicitation is open, which would delay acceptance of, and payment for, any Units;

•	To terminate the Offer and not accept any Units for payment, if any of the conditions specified in the section, “THE TENDER OFFER — Conditions to the Offer,” cannot be satisfied; and

•	To amend the Offer in any respect.

      If we complete the Offer even though amendments to the Partnership Agreement do not become effective, we would not expect to pay for your Units until January 2004.

2.     Background to the Offer

      Information included in this section concerning the Partnership and its business is derived from the Partnership’s reports filed by the Partnership with the SEC. For information on obtaining documents filed with the SEC, see “OTHER MATTERS — Available Information; Incorporation by Reference.” We and Starwood disclaim any responsibility for the information included in those documents, other than any responsibility Starwood may have as the parent company of the General Partner, including, without limitation, any information derived from those documents and included in this Offer to Purchase and Solicitation Statement.

      We and the General Partner are wholly owned subsidiaries of Starwood and therefore are under Starwood’s common control. The Partnership, through the Hotel Partnership, its subsidiary, owns the Michigan Avenue Hotel. See “CERTAIN INFORMATION CONCERNING PURCHASER, STARWOOD, THE GENERAL PARTNER AND THE PARTNERSHIP” for a description of the Partnership and its business.

      The Partnership Agreement obligated the General Partner to review opportunities to sell the Westin St. Francis Hotel in San Francisco, California (the “Westin St. Francis Hotel”) and the Michigan Avenue Hotel or to refinance indebtedness secured by the Westin St. Francis Hotel and the Michigan Avenue Hotel, beginning in 1994, and to use its best efforts to complete a sale transaction by the end of 2001.

      The latter part of the 1990s marked a period of rapidly improving conditions in the United States hotel industry. The strong national economy led to significant improvements in occupancy rates and room rates resulting in substantial increases in hotel industry profitability. The substantial increases in hotel valuations observed during this period and the completion of significant renovations to the Westin St. Francis Hotel, which produced increased revenues and profits that would ultimately translate into higher property value, caused the General Partner to conclude, in late 1998, that efforts to market the hotels for sale should be initiated.

      In March 1999, the General Partner obtained appraisals of each of the hotels from HVS International (“HVS”), a hotel appraisal firm. The appraisals indicated a value for the Michigan Avenue Hotel of $100.9 million and for the Westin St. Francis Hotel of $229.9 million. On the basis of the appraised values of the hotels and the General Partner’s continuing analysis of the Westin St. Francis Hotel’s financial performance, the General Partner concluded that it was in the best interest of the Partnership and its subsidiary limited partnerships to sell the Westin St. Francis Hotel and to continue to hold the Michigan Avenue Hotel to provide time to complete a planned rooms renovation. In September 2000, HVS delivered an updated appraisal valuing the Michigan Avenue Hotel at $124.6 million. For a more detailed description of the HVS appraisals of the Michigan Avenue Hotel, see “— Determination of the Offer Price.”

      In April 2000, the Partnership completed the sale of the Westin St. Francis Hotel to BRE/St. Francis L.L.C., an affiliate of the Blackstone Group, for $243,000,000, and $158,900,000 of the proceeds were used to repay a portion of the Partnership’s loan, which was secured in part by the Westin St. Francis Hotel, a portion of the subordinated note due to the General Partner, deferred incentive management fees related to the Westin St. Francis Hotel and costs and expenses related to the sale. The remaining proceeds of $84,100,000 and additional Partnership cash of approximately $1,300,000 were distributed to the Unitholders.

      In February 2001, after the completion of the majority of the renovations of the Michigan Avenue Hotel, the General Partner, on behalf of the Partnership, retained Jones Lang LaSalle Hotels (“JLL”), a nationally recognized broker, to market the Michigan Avenue Hotel for sale. In April 2001, formal marketing materials were distributed. Subsequently, indications of interest were received by, and discussions were commenced with, several potential purchasers. After the terrorist attacks in New York City, Washington, D.C. and Pennsylvania on September 11, 2001, however, certain of the most qualified potential purchasers indicated that they would expect significant discounts on the preliminary indications of value that they made before the attacks.

      According to the Partnership’s Second Quarter 10-Q, based on the unstable and depressed hotel real estate market resulting from the weakened general worldwide economic environment, the General Partner did not believe that it was in the best interest of the Limited Partners to sell the Michigan Avenue Hotel in late 2001 or 2002. According to the Schedule 14D-9 filed by the Partnership on July 18, 2003, the General Partner believes that it will not be able to sell the Michigan Avenue Hotel at an acceptable price in the near future.

      In mid-2002, the General Partner also engaged JLL to assist in exploring a refinancing of the Partnership’s debt and directed JLL to focus its efforts towards pursuing refinancing alternatives. JLL sent materials to a large number of potential lenders and received several preliminary loan proposals. In May 2003, the General Partner negotiated a loan application with Column Financial, Inc. (“Column”), an affiliate of Credit Suisse First Boston, and made a $75,000 deposit with Column. On May 15, 2003, the General Partner filed a preliminary consent solicitation statement (the “Preliminary Proxy Statement”) with the SEC which contemplated obtaining the consent of the Limited Partners to effect a refinancing of the Partnership’s debt. Subsequent to filing the Preliminary Proxy Statement, the General Partner learned that Column was unlikely to be able to provide financing in accordance with the terms outlined in the Preliminary Proxy Statement.

      In its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003 (the “Partnership’s Second Quarter 10-Q”), the Partnership indicated that the General Partner is continuing to have discussions with Column regarding the terms of its loan proposal and has commenced preliminary discussions with other potential lenders. In the Partnership’s Second Quarter 10-Q, the General Partner cautioned that the General Partner is not optimistic it will be able to find a lender willing to provide financing to the Partnership upon terms set forth in the Preliminary Proxy Statement and further cautioned that there can be no assurance that a refinancing proposal will be presented to the Limited Partners.

      According to the Partnership, several mini-tender offers to purchase Units have been made during the last several years. The General Partner has announced its position with respect to many of these mini-tender offers in press releases and letters to the Limited Partners. See “— Determination of the Offer Price.”

      On July 7, 2003, Windy City made a tender offer to purchase up to 15% of the outstanding Units for a purchase price of $525 per Unit, reduced by the $50 transfer fee charged by the Partnership per transferring Unitholder and the amount of any cash distributions made or declared on or after July 7, 2003 (plus interest of 3% per year from the expiration date of the tender offer to the date of payment) (the “Windy City Offer”). In connection with the Windy City Offer, the Partnership retained Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”) to give an opinion as to the fairness of the Windy City Offer to the Unitholders from a financial point of view.

      On July 18, 2003, the Partnership filed a Schedule 14D-9 with the SEC with respect to the Windy City Offer, which was amended on July 30, 2003 (the “Windy City 14D-9”) in which (i) the General Partner disclosed that it was expressing no opinion, making no recommendation and remaining neutral with respect to the Windy City Offer and (ii) the Partnership disclosed that Houlihan Lokey was of the opinion that the consideration to be paid to Unitholders in the Windy City Offer was fair to the Unitholders from a financial point of view.

      On July 24, 2003, Kalmia made a tender offer to purchase up to 58.94% of the outstanding Units for a purchase price of $550 per Unit, less the amount of any cash distributions made or declared on or after July 7, 2003 (the “Kalmia Offer”). In connection with the Kalmia Offer, the Partnership also retained Houlihan Lokey to give an opinion on the fairness of the Kalmia Offer to the Unitholders from a financial point of view.

      On August 1, 2003, the Partnership filed a Schedule 14D-9 with the SEC with respect to the Kalmia Offer (which was amended on August 6, 2003 and August 28, 2003) (the “Kalmia 14D-9”) in which (i) the General Partner disclosed that it was expressing no opinion, making no recommendation and remaining neutral with respect to the Kalmia Offer and (ii) the Partnership disclosed that Houlihan Lokey was of the opinion that the consideration to be paid to Unitholders in the Kalmia Offer was not fair to the Unitholders from a financial point of view.

      According to the Kalmia 14D-9, because the Windy City Offer was for a minority position within the Partnership, Houlihan Lokey applied a minority discount to the consideration to be paid to Unitholders, lowering the determined range of value for the Units in the Windy City Offer. On the other hand, if the Kalmia Offer were fully subscribed, Kalmia would hold approximately 67.04% of the outstanding Units and accordingly would hold sufficient Units to control certain material decisions to be made by the Unitholders in accordance with the terms of the Partnership Agreement. Therefore, Houlihan Lokey deemed the Kalmia Offer to constitute a bid for a controlling interest in the Partnership and Houlihan Lokey could not apply any minority discounts to the value of the Units in the Kalmia Offer. As a result, Houlihan Lokey increased the determined range of value for the Units above the amount of consideration offered to Unitholders in the Kalmia Offer. Thus, although the consideration to be received by a participating Unitholder in connection with the Kalmia Offer may have been greater than the consideration to be received by a participating Unitholder in connection with the Windy City Offer, Houlihan Lokey’s opinions had to take into account discounts for minority purchases where applicable, leading to different conclusions as to the appropriate determined range of value for the Units in each of the Windy City Offer and the Kalmia Offer.

      The Windy City Offer expired on August 4, 2003. According to Windy City’s Schedule TO filed with the SEC on August 5, 2003, Units representing approximately 2.27% of the outstanding Units were tendered and accepted and not withdrawn in the Windy City Offer. The Kalmia Offer expired on August 29, 2003. According to Kalmia’s Schedule TO filed with the SEC on September 2, 2003, Units representing 4.9% of the outstanding Units were tendered and not withdrawn in the Kalmia Offer.

      In its capacity as the parent company of the General Partner, Starwood has participated in and been aware of the events described above, although no Starwood employees other than the two employees who are directors of the General Partner have been involved in the General Partner’s evaluations of, or responses to, the Kalmia Offer.

      Since the Kalmia Offer was made, Starwood has evaluated its strategic options with respect to the Partnership, including a possible purchase of Units. This evaluation has involved a number of factors, including consideration of the following factors that are positive for Starwood:

•	The benefits of acquiring control of the Partnership, including operating efficiencies in light of Starwood’s other assets; and

•	The attractive long-term economics of the Partnership.

      Beginning on August 1, 2003, in light of the existence and timing of the Kalmia Offer, the Board of Directors of Starwood considered acquiring the Partnership. At that time, Starwood began considering the structure of such a transaction and the price it would be willing to pay. For a description of how the Offer Price was determined, see “— Determination of the Offer Price.” In light of the conflicts of interest between Starwood, as a potential offeror for the Units, and the General Partner, as the representative of the Partnership, on or about August 1, 2003, Starwood implemented an information screen intended to prevent the unintended exchange of information between Starwood, its affiliates and its legal counsel, on the one hand, and the GP Board, its financial advisors and its legal counsel, on the other hand, regarding offers for Units, including the pending Kalmia Offer and our Offer. We have also excluded all employees involved in the management of the Michigan Avenue Hotel from consideration of any aspect of the Offer, including the terms and conditions described in this Offer to Purchase and Solicitation Statement. Some of the officers of the General Partner have participated in the consideration of our Offer on our behalf, and have not participated in any respect in the General Partner’s consideration of its response to our Offer or any other tender offer for the Units.

      In a press release issued on August 4, 2003, Starwood announced that:

[I]t is considering commencing a tender offer for the limited partnership units of Westin Hotels Limited Partnership, the owner of the Westin Michigan Avenue in Chicago, Illinois. Any such offer would be for all of the outstanding limited partnership units and would be conditioned on limited partners tendering units representing 50% of the outstanding Units plus one unit.

      Following the press release, Starwood decided to make an offer on the terms described in this Offer to Purchase and Solicitation Statement. On August 20, 2003, Starwood announced that it:

[I]ntends to commence a tender offer for all outstanding limited partnership units (the “Units”) of Westin Hotels Limited Partnership (“WHLP”), the owner of the Westin Michigan Avenue in Chicago, Illinois, for a purchase price of $600 in cash per Unit.

The tender offer would be conditioned on, among other things, (i) the valid and not withdrawn tender of at least a majority of the issued and outstanding Units and (ii) Starwood being reasonably satisfied that the general partner of WHLP will recognize the transfer of Units to Starwood and consent to its admission as a substituted limited partner in respect of the transferred Units. Starwood would use cash on hand to complete the tender offer, so the tender offer would not be subject to financing.

      The press releases making these announcements were filed on Schedule TO with the SEC on August 4, 2003, and August 20, 2003, respectively, and delivered to the General Partner, Windy City, Kalmia and their respective counsel on or shortly after such filing dates.

      On August 22, 2003, Starwood delivered to the Partnership, for distribution by mail to the Unitholders, a letter enclosing the August 20 press release and describing the expected terms of the Offer and the Consent Solicitation. This letter was filed on Schedule TO and Schedule 14A after the close of business on August 22, 2003, and delivered to the General Partner, Windy City, Kalmia and their respective counsel on or shortly after such filing date.

      On August 27, 2003, Starwood filed a preliminary proxy statement and pre-commencement tender offer communication with the SEC relating to this Offer and Consent Solicitation. In a press release issued on August 28, 2003, Starwood announced that:

[I]t has filed a preliminary proxy statement with the Securities and Exchange Commission relating to Starwood’s solicitation of consents from the holders of limited partnership units (the “Units”) of Westin Hotels Limited Partnership (“WHLP”). The consent solicitation would be conducted simultaneously with a contemplated tender offer for all outstanding Units under which Unitholders would receive $600 per Unit in cash. WHLP is the owner of The Westin Michigan Avenue, Chicago hotel in downtown Chicago, Illinois.

      In a press release dated August 28, 2003 and filed with the SEC as an amendment to the Kalmia 14D-9, the Partnership released limited unaudited financial information for the Westin Michigan Avenue for July 2003. On September 8, 2003, the Partnership issued a press release subsequently filed with the SEC on a Schedule 14D-9, which disclosed preliminary unaudited limited financial information for August 2003 for the Westin Michigan Avenue and the Partnership. This financial information disclosed in these press releases is set forth in the section of this Offer to Purchase and Solicitation Statement, “CERTAIN INFORMATION CONCERNING PURCHASER, STARWOOD, THE GENERAL PARTNER AND THE PARTNERSHIP — Selected Historical Financial Data for the Partnership — Recent Summary Financial Data.”

      On August 26, 2003, after reviewing a draft of our preliminary proxy statement to confirm factual information relating to Houlihan Lokey, counsel to Houlihan Lokey disclosed in a telephone conversation with our outside counsel that if Houlihan Lokey were asked to consider the fairness of our Offer from a financial point of view to the unaffiliated Unitholders, Houlihan Lokey’s analysis would take into account the Partnership’s higher cash balance than the cash balance Houlihan Lokey considered in their analyses of the earlier Windy City Offer and the Kalmia Offer. Following that conversation, in late August 2003, a senior vice president and internal counsel of Starwood had two telephone conversations with the Partnership’s outside counsel. In these conversations, the Partnership’s outside counsel suggested that in connection with its Offer Starwood should carefully consider the Partnership’s recent, improved financial performance as reflected in recent and upcoming public filings by the Partnership, including the Partnership’s increased cash balances. The Partnership’s outside counsel also indicated that Houlihan Lokey was likely to consider these updated financial results in any analysis it might make of the Offer.

      On September 18, 2003, employees of Starwood scheduled a telephone conference with representatives of Kalmia for September 22, 2003. In the September 22 telephone conference, representatives of Kalmia indicated that they were not in a position to discuss the terms of the Offer with Starwood at that time.

      On September 24, 2003, Starwood delivered to the Partnership, for distribution by mail to the Unitholders, a letter in which Starwood stated that it believes that Unitholders who tendered Units in the Kalmia Offer have withdrawal rights until Kalmia purchases those Units. The letter explained those withdrawal rights in greater detail as well as the differences between Starwood’s Offer and the Kalmia Offer and enclosed a withdrawal notice that could be used by Unitholders who had tendered Units in the Kalmia Offer. This letter was filed on Schedule TO and Schedule 14A on September 24, 2003.

      The terms of our Offer have not been negotiated between us and the GP Board. No independent committee or representative has been appointed or retained to negotiate the terms of the Offer or the Consent Solicitation on your behalf.

3.     Purpose of the Offer; Future Plans

      We are making the Offer to acquire control of, and the entire equity interest in, the Partnership. Accomplishing these steps would allow Starwood to enjoy the following benefits:

•	The right to receive distributions after a sale of the Michigan Avenue Hotel or the refinancing of the loan secured by the Michigan Avenue Hotel;

•	The right to benefit in any appreciation in the value of the Michigan Avenue Hotel;

•	The right to make decisions about the Partnership’s business or the management of the Michigan Avenue Hotel; and

•	The reduction of some of the Partnership’s expenses, including those associated with preparing stand-alone audited financial statements, SEC reporting and responding to third party tender offers.

      We intend, as soon as practicable after completing the Offer, to cause the Partnership to effect the Merger. In the Merger, the outstanding Units not owned by us or our affiliates will be converted into the right to receive cash in an amount equal to the price per Unit payable in the Offer.

      If we are unable for any reason to effect the Merger, then we may seek to acquire additional Units through open market purchases, privately negotiated transactions, a tender or exchange offer or other transactions or a combination of the foregoing on such terms and at such prices as we shall determine, which may be different from the price paid in the Offer. We also reserve the right to dispose of Units that we have acquired or may acquire.

      While we reserve the right to do so, we do not expect to change the board of directors of the General Partner or the management or operations of the Partnership prior to effecting the Merger.

4.     Fairness of the Offer

      Because we and the General Partner are wholly owned subsidiaries of Starwood and are under the control of Starwood, we are an “affiliate” of the Partnership for purposes of Rule 13e-3 under the Exchange Act. Accordingly, under Rule 13e-3, we and Starwood have considered the fairness of the Offer to the unaffiliated Unitholders.

      We and Starwood believe that the Offer is fair to the unaffiliated Unitholders. We and Starwood unilaterally established the terms of the Offer without any negotiation with the Partnership or the General Partner or any representative of the Unitholders. EXCEPT AS FOLLOWS, WE ARE NOT MAKING ANY RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD TENDER YOUR UNITS. YOU SHOULD MAKE THAT DECISION ONLY AFTER CONSULTING WITH YOUR FINANCIAL AND TAX ADVISORS AND CAREFULLY CONSIDERING THE INFORMATION SET FORTH IN THE OFFER.

      In reaching the determination that the Offer is fair to the unaffiliated Unitholders, we and Starwood considered the following factors that we believe to be positive to the unaffiliated Unitholders:

•	We believe our Offer Price of $600 per Unit is fair to you for the following reasons:

•	Our purchase of your Units would provide a prompt means for you to receive cash for your Units that you tender, which is an attractive alternative to retaining an investment in the relatively illiquid Units.

•	The Offer Price exceeds recent indications of the market price for the Units as evidenced by the Windy City Offer and the Kalmia Offer. The Offer will permit you to liquidate your investment in the Partnership at a cash price of $600 per Unit. In comparison, Kalmia offered to purchase a portion of your Units for a net cash price of $550 per Unit, and Windy City offered to purchase a portion of your Units for a net cash price of $525 per Unit. Our Offer Price Represents a 9.1% premium over the purchase price in the Kalmia Offer and a 14.3% premium over the purchase price in the Windy City Offer. In transactions in which the price was reported to the Partnership, over the twelve months ended March 31, 2003, the weighted average price was $407.82 per Unit (according to The Partnership Spectrum, an industry publication). Our Offer represents a 47.1% premium over this weighted average price.

•	Our Offer Price is above the mid-point of the range of per Unit present values that JLL projected under each of the scenarios described in its July 24, 2003 report to the GP Board in connection with its refinancing analysis. See “— Determination of the Offer Price — Jones Lang LaSalle Hotels Refinancing Analysis.”

•	Our Offer Price represents a 32.2% premium over the low point, a 19.2% premium over the midpoint and an 8.9% premium over the high point of the range of per Unit values determined by Houlihan Lokey in connection with its analysis of the Windy City Offer as described in its August 1, 2003 presentation to the GP Board. See “— Determination of the Offer Price — Kalmia Offer and Houlihan Lokey Fairness Opinion.”

•	We reasonably believe that the Offer is procedurally fair to you for the following reasons:

•	You can determine in your sole discretion whether or not to tender any or all of your Units in the Offer.

•	The Offer includes a non-waivable condition that at least a majority of the issued and outstanding Units be tendered and not withdrawn in the Offer.

•	If the Offer is completed, Unitholders that do not tender Units in the Offer will receive the same amount per Unit in the Merger that they would have received had they tendered their Units in the Offer.

•	The GP Board will likely be advised by an independent financial advisor in connection with the Offer as it has been in the Windy City Offer and the Kalmia Offer.

•	The GP Board is being advised by separate legal counsel in connection with the Offer.

•	Since the Offer is for 100% of the outstanding Units and, if the Offer is completed, we intend to effect the Merger, Unitholders are under no coercion to tender Units into the Offer for fear that they may be left as a minority Unitholder, that the market for the Units will be more illiquid than it currently is or that the Partnership may no longer be required to file financial statements and other important information regarding the Partnership and its business with the SEC, see “SPECIAL FACTORS — Risk Factors — If the Offer is completed but the Merger is not effected, non-tendering Unitholders may be harmed,” for a description of the limited circumstances under which non-tendering Unitholders could be left in a minority position because of our inability to effect the Merger.

•	The Offer provides the opportunity for you to sell your Units without incurring brokerage and other costs typically associated with secondary market sales.

      We also considered the following factors, which we considered to be negative from the perspective of the unaffiliated Unitholders, in our consideration of the fairness of the terms of the Offer:

•	Our Offer Price is lower than the high end of the per Unit range of present values that JLL projected in its July 24, 2003 report to the GP Board in connection with its refinancing analysis. See “— Determination of the Offer Price — Jones Lang LaSalle Hotels Refinancing Analysis.”

•	While our Offer Price is higher than the high point of the range of per Unit values determined by Houlihan Lokey in connection with its analysis of the Windy City Offer, Houlihan Lokey’s analysis of the Windy City Offer included a discount for lack of control and marketability of the Units. Unlike the Windy City Offer, our Offer is for all of the outstanding Units.

•	Due to their conflicted position, the General Partner’s directors may not be able to evaluate the Offer objectively and they may cause the General Partner to take actions (or refrain from taking actions) and to make decisions in connection with the Offer that may not be in the best interests of the Unitholders.

•	The separate legal counsel advising the GP Board on the Offer has a longstanding relationship with Starwood and is a regular outside counsel to Starwood and various Starwood affiliates.

•	Some of the officers of the General Partner have participated in our consideration of the Offer. These officers of the General Partner, who are also officers of Starwood, are not involved in the day-to-day management of the Michigan Avenue Hotel.

•	The Partnership has recently experienced improved operating results, which may mean that the Offer undervalues the Partnership. For the six months ended June 30, 2003, the Partnership’s net loss was $390,000, down from a $1.8 million loss for the same period in the previous year. For the six months ended June 30, 2003, the Michigan Avenue Hotel’s room revenue increased 13.1% from the same period in the previous year, from $12.8 million to $14.5 million.

•	Improving economic conditions in general and in the value of hotel properties in particular may mean that the Offer undervalues the Partnership. The Offer Price may be less than the amount per Unit that might be obtained if the Partnership were to sell its assets and liquidate. The amount that might be available to distribute to Unitholders upon a liquidation of the Partnership would vary depending upon the timing of any such sale and distribution, the proceeds realized from a sale of the Partnership’s assets, the liabilities existing at the time and various other factors that are not under the control of the Partnership.

•	Following the successful completion of the Offer and the Merger, the Unitholders will cease to participate in the future earnings or growth, if any, of the Partnership or to benefit from increases, if any, in the value of the Michigan Avenue Hotel.

•	Neither applicable Delaware law nor the Partnership Agreement provides appraisal or similar rights to Unitholders with respect to the Offer or the Merger. Accordingly, Unitholders will not have the right to have their Units appraised or to have the fair value of their Units paid to them if it exceeds the Offer Price if they decide not to tender into the Offer and the Merger is effected.

•	If the Partnership is able to refinance its debt secured by the Michigan Avenue Hotel in an amount that is substantially in excess of the currently outstanding principal amount of the existing debt, the Partnership might be in a position to make a substantial cash distribution to Unitholders, representing a portion of the loan proceeds in excess of the amounts required to pay the Partnership’s outstanding indebtedness, accrued management fees and related fees and expenses. In that event, Unitholders would continue to own all of their Units and would likely receive an additional cash distribution upon any sale of the Michigan Avenue Hotel and subsequent liquidation of the Partnership after pay-down of the higher new loan balance. However, while the General Partner has sought to refinance the debt over the past 12 months, the General Partner has not been able to do so on terms acceptable to the Partnership. For a description of the General Partner’s statements regarding the difficulty of completing an acceptable refinancing transaction, see “— Background to the Offer.”

      We did not directly consider the net book value, going concern value or liquidation value of the Partnership on a per Unit basis in determining that the Offer Price was fair to the unaffiliated Unitholders. We did, however, consider the reports, opinions and appraisals described in “— Determination of the Offer Price” below, which reports, opinions and appraisals present analyses based on these and other valuation methods.

      In determining that the Offer is fair to the unaffiliated Unitholders, we considered the above factors as a whole and did not assign specific or relative weights to them.

5.     Determination of the Offer Price

      The Offer Price is $600 per Unit, in cash, reduced by any cash distributions made or declared on or after July 7, 2003, to the extent that we do not receive such distributions with respect to any Units accepted for payment. If you tender any Units in the Offer, we will pay on your behalf the $50 transfer fee charged by the Partnership per transferring Unitholder.

Information and Factors We Considered.

      In arriving at the Offer Price, Starwood used its general expertise in the real estate market and hospitality industry and took into account:

•	Our experience in managing the Michigan Avenue Hotel;

•	Information provided in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2002 (the “Partnership’s 2002 10-K”), the Partnership’s Second Quarter 10-Q, the Partnership’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2003, and the Preliminary Proxy Statement. We considered the historical financial information in these documents, including the Partnership’s improving operating results as reflected in the Partnership’s Second Quarter 10-Q, as well as information relating to the difficulties the Partnership experienced in selling the Michigan Avenue Hotel and refinancing the loan secured by it;

•	Historical market prices for the Units. We sought to establish a price that would represent a significant premium over recent market prices;

•	Offer prices and terms of other tender offers for the Units. We sought to establish a purchase price that would be significantly above the prices proposed to be paid in the Windy City Offer and the Kalmia Offer, as well as in recent mini-tender offers for the Units. In this regard, we were mindful of the range per Unit present value that JLL considered under each of the scenarios in its July 24 analysis, the range for a non-controlling interest determined by Houlihan Lokey in its August 1 presentation relating to the Windy City Offer and the fact that Houlihan Lokey concluded that the $550 offer price in the Kalmia Offer for a controlling interest was not fair to Unitholders from a financial point of view. Because we believed that the analyses performed by JLL and Houlihan Lokey were reasonable, we did not conduct an independent financial analysis of the value of the Michigan Avenue Hotel or the Units;

•	The illiquidity of the market for the Units, including the limited frequency of trading of Units in the secondary market. We considered the prices that would likely induce a Unitholder to tender in light of the fact that such Unitholder would otherwise continue to own a relatively illiquid security;

•	The difficulty of completing a sale or refinancing of the Michigan Avenue Hotel on terms acceptable to the Partnership. Because these difficulties made it unlikely that Unitholders would receive a significant cash distribution in the near term, we considered prices that would present Unitholders with an attractive option for near-term liquidity;

•	The current business and transient travel environment, which has shown weakness over the past few years, with some improvement in recent months. Because it is not clear that this environment will continue to improve, we did not believe that our price should reflect a premium for short-term market improvements;

•	The indebtedness of the Partnership, which reduced the amount we would otherwise be willing to pay for the Units; and

•	The tax benefit that we would receive from a step-up in the basis of our share of the assets of the Partnership to an amount that reflects the price that we will pay in the Offer. This benefit caused us to consider a higher price that we otherwise would have been willing to pay.

      We also considered certain reports, opinions and appraisals of third parties made available to us by the General Partner before we began contemplating the Offer and before we established the information screen between Starwood, its affiliates and its legal counsel, on the one hand, and the GP Board, its financial advisors and its legal counsel, on the other hand, discussed elsewhere in this Offer to Purchase and Solicitation Statement. Each of the reports, opinions and appraisals described below is attached as an exhibit to the Schedule TO filed by us with the SEC on August 27, 2003, in connection with the Offer (“Schedule TO”), and is incorporated by reference in this Offer to Purchase and Solicitation Statement. You can obtain copies of the Partnership’s SEC filings, Kalmia’s and Windy City’s SEC filings and the reports, opinions and appraisals we describe in this section from the SEC. For information on obtaining documents filed with the SEC, see “OTHER MATTERS — Available Information; Incorporation by Reference.” We and Starwood disclaim any responsibility for the information included in these documents. Descriptions of any opinions, reports and appraisals are qualified in their entirety by reference to the full versions thereof as filed with the SEC as exhibits to the Schedule TO. We urge you to read each of these reports, opinions and appraisals in their entirety, as they are subject to important limitations and assumptions described in such documents. The reports, opinions and appraisals do not constitute recommendations as to whether any Unitholder should tender Units in our Offer.

      The Offer Price represents the price at which we are willing to purchase Units. While we believe that the Offer Price is fair to unaffiliated Unitholders, we also believe it affords us the opportunity to benefit from our investment in the Units. See “— Risk Factors — The Offer Price may not accurately reflect the value of your Units.” Other measures of the value of the Units may be relevant to you. We urge you to carefully consider all of the information contained in this Offer to Purchase and Solicitation Statement and to consult with your own advisors (tax, financial or otherwise) in evaluating the terms of the Offer before deciding whether to tender your Units.

Market for Partnership Units.

      The following information reflects the Partnership’s records of the average and range of Unit sale prices to date as quoted in the Limited Partnership Exchanges and as set forth in the Partnership’s 2002 10-K:

	Average Per Unit	Range of Per Unit
	Sales Price(1)	Sales Price(1)

2001

(through November 20, 2001, when sales were suspended)	$542.63	$200.00 to $1,065.00

2002

(through December 31, 2002)	$434.35	$250.00 to $628.00

2003

(through March 17, 2003)	$333.36	$225.00 to $465.00

(1)	The Per Unit Sales Price is the actual contracted price agreed upon by the respective Limited Partner and new purchaser. This balance does not reflect any reductions in the sales price due to subsequent distributions made to the Limited Partners, as specified by some of the mini-tender offers.

      According to the Partnership’s Second Quarter 10-Q, through August 6, 2003, the General Partner has processed requests for the transfer of 2,819 Units. Through the date of that filing, the Partnership processed sales requests for 1,810 Units related to tender offers which ranged in price from $225 to $415. Through that date, the Partnership processed sales requests for 1,009 Units related to limited partnership exchanges which ranged in price from $330 to $507 per Unit. The per Unit sales prices were the actual contracted prices agreed upon by the respective Limited Partners and new purchasers. The prices do not reflect any reductions in the sales price due to distributions made to the Limited Partner, as specified by some of the mini-tender offers.

Previous Tender Offers.

      According to the Partnership’s 2002 10-K, several mini-tender offers to purchase Units have been made during the last several years. Offers that are for less than 5% of the outstanding Units are commonly referred to as “mini-tender offers” because they are not subject to the filing, disclosure and procedural requirements of the federal securities laws and regulations.

      In 2000, the offer prices in these mini-tender offers ranged between $200 and $400 per Unit. In 2001, such offer prices ranged from $300 to $575 per Unit. In 2002, a mini-tender offer was made at an offer price of $400 per Unit and in 2003, before the Windy City Offer and the Kalmia Offer, mini-tender offers were made at offer prices ranging from $225 to $415 per Unit. With respect to the mini-tender offers, the General Partner either took no position or recommended against tendering because, among other reasons, the tender offer price was below the prices in then-recent open market sales of Units. Please review the Schedules 14D-9 of the Partnership related to the Windy City Offer and the Kalmia Offer for the General Partner’s reasons for not expressing a position or making a recommendation in those transactions.

Kalmia Offer and Houlihan Lokey Fairness Opinion.

      When Starwood announced that it was considering a tender offer for all of the Units, the unsolicited Kalmia Offer was pending. Kalmia offered $550 per Unit, less the amount of any cash distributions made or declared on or after July 7, 2003 with respect to such Unit, for up to approximately 59% of the outstanding Units. The Kalmia Offer expired on August 29, 2003. According to Kalmia’s Schedule TO filed with the SEC on September 2, 2003, approximately 4.9% of the outstanding Units were tendered to and accepted by Kalmia.

      The Partnership retained Houlihan Lokey to give an opinion on the fairness of the Kalmia Offer to the Unitholders from a financial point of view. According to the Kalmia 14D-9, Houlihan Lokey presented an opinion to the General Partner on August 1, 2003, which stated that, as of that date, in its opinion, the consideration to be received in connection with the Kalmia Offer was not fair to Unitholders from a financial point of view. The opinion addresses the fairness of the Kalmia Offer only from a financial point of view, does not constitute a recommendation to any Unitholder as to whether to tender Units in the Kalmia Offer or any other offer and is subject to important limitations and assumptions described in that opinion. The Houlihan Lokey opinion with respect to the Kalmia Offer is attached to the Kalmia 14D-9.

      Neither Starwood nor Purchaser had access to, and thus did not consider, any report, opinion or appraisal prepared by Houlihan Lokey or any other third party in connection with the Kalmia Offer other than the information contained in the Kalmia 14D-9.

Windy City Offer and Houlihan Lokey Fairness Opinion.

      When Starwood announced that it was considering a tender offer for all of the Units, the unsolicited Windy City Offer was also pending. In its offer, Windy City offered $525 per Unit, reduced by the $50 transfer fee charged by the Partnership per transferring Unitholder and the amount of any cash distributions made or declared on or after July 7, 2003 with respect to such Unit, for up to 15% of the outstanding Units. Windy City also agreed to pay interest at the rate of 3% per annum from the expiration date of the tender offer to the date of payment. The Windy City Offer expired on August 4, 2003 and according to Windy City’s Schedule TO filed with the SEC on August 5, 2003, approximately 3,076 Units (or 2.27% of the total outstanding Units) were tendered and not withdrawn. The Partnership retained Houlihan Lokey to give an opinion on the fairness of the Windy City Offer from a financial point of view. A summary of the Houlihan Lokey fairness analysis of the Windy City Offer is set forth in Annex A hereto.

      Starwood believes that the Partnership retained Houlihan Lokey based upon Houlihan Lokey’s experience in the valuation of businesses and their securities in connection with restructuring transactions, mergers, acquisitions, recapitalizations and similar transactions, particularly with respect to Real Estate Investment Trusts and other real estate companies. Houlihan Lokey is a nationally recognized investment banking firm that is continually engaged in providing financial advisory services and rendering fairness opinions in connection with mergers and acquisitions (“M&A”), leveraged buyouts, business valuations and securities valuations for a variety of regulatory and planning purposes, recapitalizations, financial restructurings and private placements of debt and equity securities. Houlihan Lokey has provided certain appraisal services to Starwood from time to time, and may provide such services to Starwood in the future.

      The Partnership agreed to pay Houlihan Lokey a fee of $100,000 regarding the Windy City Offer. The Partnership also agreed to pay Houlihan Lokey a fee of $75,000 for its services in connection with the Kalmia Offer. In addition, the Partnership and Houlihan Lokey agreed that Houlihan Lokey would advise the GP

Board regarding any future tender offers for a fee of $50,000, provided that the Partnership pays Houlihan Lokey a fee of $40,000 per month for each of August and September 2003, and $25,000 for each month after September 2003 for which it is engaged. The Partnership also agreed to reimburse Houlihan Lokey for its reasonable out-of-pocket expenses, and to indemnify Houlihan Lokey against certain liabilities.

Jones Lang LaSalle Hotels Refinancing Analysis.

      According to the Preliminary Proxy Statement, as required by the Partnership Agreement, the General Partner has actively reviewed opportunities to sell the Michigan Avenue Hotel or refinance the senior debt secured by the Michigan Avenue Hotel. As part of these efforts, in February 2001, Starwood retained JLL, a nationally recognized broker, to market the Michigan Avenue Hotel for sale. In April 2001, formal marketing materials were distributed to potential purchasers. Subsequently, indications of interest were received from and discussions were commenced with several potential purchasers. After the terrorist attacks in New York City, Washington, D.C. and Pennsylvania on September 11, 2001, certain of the most qualified potential purchasers indicated they would expect significant discounts on their preliminary indications of value made before the attacks. Based on the unstable and depressed hotel real estate market resulting from the weakened general worldwide economic environment, the General Partner did not believe that it was in the best interest of the Limited Partners to sell the Michigan Avenue Hotel in late 2001 or 2002. As a result, the General Partner also engaged JLL to assist in exploring a refinancing of the Partnership’s debt and, and in mid-2002, directed JLL to focus its efforts toward pursuing refinancing alternatives. In connection therewith, JLL prepared two draft reports dated July 24, 2003, and May 7, 2003. A summary of each of the reports is set forth in Annex B hereto.

      In the Partnership’s Second Quarter 10-Q, the Partnership indicated that due to current market conditions in the hotel real estate market, it did not believe that it would be able to sell the Michigan Avenue Hotel at an acceptable price in the near future. In May 2003, the General Partner negotiated a loan application with Column. According to the Partnership’s Second Quarter 10-Q, the General Partner is continuing discussions with Column regarding the terms of its loan proposal and has commenced preliminary discussions with other potential lenders. However, at the time of the Partnership’s Second Quarter 10-Q, the General Partner was not optimistic that it would be able to find a lender willing to provide financing to the Partnership upon terms set forth in the Preliminary Proxy Statement.

      Starwood believes that the Partnership selected JLL based upon its reputation and experience in real estate valuation. Payments from the Partnership to JLL totaled approximately $32,000 in 2003 (through June 30) and $37,000 in 2002.

HVS International Appraisals.

      According to the Partnership’s definitive proxy statement filed with the SEC on March 15, 2000, in January 1999, Starwood, on behalf of the Partnership, retained HVS to appraise each of the Westin St. Francis Hotel and the Michigan Avenue Hotel. On the basis of the appraised values of the hotels indicated by HVS, and the General Partner’s continuing analysis of the Westin St. Francis Hotel’s financial performance, the General Partner concluded that it was in the best interests of the Partnership to sell the Westin St. Francis Hotel and retain the Michigan Avenue Hotel to provide time to complete a planned rooms renovation. A summary of the HVS appraisals with respect to the Michigan Avenue Hotel, including an updated appraisal delivered in September 2000, is set forth in Annex C hereto.

      HVS is a global provider of valuation and related services to the hospitality, travel and tourism industries, with a particular specialty in the valuation of hotels and resort properties. Starwood, on behalf of the Partnership, retained HVS based upon these credentials. HVS has provided certain appraisal services to Starwood from time to time, and may provide such services in the future to Starwood.

      Note: The HVS appraisals and opinions described in this Offer to Purchase and Solicitation Statement are of the Michigan Avenue Hotel and not of the Partnership and reflect conditions in the real estate market and travel industry prior to the terrorist attacks in New York City, Washington, D.C. and

Pennsylvania on September 11, 2001. Due to the age of the appraisals and the events since their preparation, Starwood did not consider the HVS appraisals in its determination of the Offer Price.

6.     Transactions, Negotiations and Agreements

      Both we and the General Partner, are wholly owned subsidiaries, and under the common control, of Starwood, and thus we and the General Partner are affiliates. 909 Corp., another wholly owned subsidiary of Starwood, is both the general partner of the Hotel Partnership, which directly owns the Michigan Avenue Hotel, and the management company for the Michigan Avenue Hotel. Because both we and 909 Corp. are under the common control of Starwood, we and 909 Corp. are also affiliates. For more information regarding the nature of the relationships among these affiliated entities, see “CERTAIN INFORMATION CONCERNING PURCHASER, STARWOOD, THE GENERAL PARTNER AND THE PARTNERSHIP.” Certain transactions, negotiations and agreements among these affiliated entities are set forth below.

The officers and directors of the General Partner and of 909 Corp. are employees of Starwood; certain executive officers of Starwood are officers of the General Partner or 909 Corp. or have been directors of the General Partner.

      The General Partner’s officers and directors and the officers and directors of 909 Corp. are full-time senior or executive-level employees of Starwood. All the activities of the General Partner and 909 Corp. are carried out by Starwood employees, since neither the General Partner nor 909 Corp. has any employees of its own.

      The directors and officers of the General Partner are Starwood employees and in their capacities as directors and officers of a wholly owned subsidiary of Starwood owe fiduciary duties to Starwood in its capacity as the sole stockholder of the General Partner. The directors and officers of the General Partner and the General Partner, however, also have fiduciary duties to the Partnership and the Limited Partners that may conflict with their fiduciary duties to Starwood. These conflicting fiduciary duties may prevent the General Partner from being able to objectively evaluate the Offer and may cause the General Partner to take actions (or refrain from taking actions) and to make decisions in connection with the Offer that may not be in the best interests of the Unitholders. Because of this conflict of interest, neither we nor Starwood have attempted to negotiate the Offer or its terms with the General Partner.

      Although they are not members of the GP Board, the Chief Financial Officer, the General Counsel and the President of the Real Estate Group of Starwood each hold positions with the General Partner and 909 Corp. The Chief Financial Officer of Starwood was a member of the GP Board until October 19, 2001.

      Each director and officer of the General Partner, as a full-time, senior or executive-level employee of Starwood, has received salary and bonuses from Starwood in amounts commensurate with his level of skill and experience and comparable to similarly situated employees in the industry. Each has received grants of options and restricted stock of Starwood in each of the past two years and is also eligible to participate in Starwood’s benefit plans. Because each is a full-time employee of Starwood, and receives a significant amount of compensation from Starwood, we do not believe that you should consider any of them to be independent of Starwood for any purpose.

A Starwood subsidiary manages the Michigan Avenue Hotel.

      The Michigan Avenue Hotel is operated as part of the Westin international system of hotels pursuant to a management agreement initially entered into on August 21, 1986 among the General Partner, the Partnership, 909 Corp., the Hotel Partnership, as the owner of the Michigan Avenue Hotel, and the Westin Hotel Company, as hotel manager. When Starwood acquired the Westin Hotel Company in 1998, the Westin Hotel Company was merged into one of Starwood’s affiliates and the Westin Hotel Company assigned the management agreement to 909 Corp. The management agreement does not terminate until 2026 without the consent of all parties, absent a breach or a default by a party or the occurrence of certain extraordinary events specified in the agreement, which generally relate to the bankruptcy or insolvency of the Partnership or 909 Corp.

      The management agreement provides for a base management fee equal to 3.5% of annual gross revenues of the Michigan Avenue Hotel payable by the Hotel Partnership to the hotel manager out of cash flow from the operations of the Michigan Avenue Hotel. This fee is payable prior to the distribution of cash to the partners of the Hotel Partnership, including the Partnership as the sole Limited Partner of the Hotel Partnership.

      The management agreement also provides for an incentive management fee, which is currently equal to 20% of the net operating cash flow (as defined in the management agreement) of the Partnership. Payment of the incentive management fee in any year depends on the amount of distributable net cash flow of the Partnership and is subordinated to the payment to the Limited Partners of a preferred distribution of cash flow. Unpaid incentive management fees are deferred and do not accrue interest.

      Base management fees earned by 909 Corp. were approximately $726,000 in the six months ended June 30, 2003, and $1,426,000 and $1,467,000 in the years ended December 31, 2002 and December 31, 2001, respectively. Incentive management fees totaled approximately $1,248,000 in the six months ended June 30, 2003, and $2,700,000 and $2,507,000 in the years ended December 31, 2002 and December 31, 2001, respectively. Incentive management fee payments are subordinate to the Unitholders’ receipt of certain preferential returns. The 2002 incentive management fees and approximately $752,000 of previous years’ incentive management fees were paid in the first quarter of 2003. At June 30, 2003, all current and deferred incentive management fees with respect to the Partnership totaled $8.1 million. Deferred incentive management fees are payable from the proceeds of a sale or refinancing of the Michigan Avenue Hotel or from available net cash flow, as defined in the Partnership Agreement.

      Following the Offer and the Merger, Starwood will be the owner of all of the parties to the management agreement and may amend it in any way that it wishes or may terminate it. Amounts paid and received under the management agreement following the Offer and the Merger will be eliminated in Starwood’s consolidated financial statements.

The Partnership reimburses the General Partner for certain expenses.

      In accordance with the Partnership Agreement, the Partnership reimburses the General Partner for expenses in connection with its management and administration activities. These reimbursements totaled approximately $405,000 in the six months ended June 30, 2003, and $467,000 and $725,000 in the years ended December 31, 2002 and December 31, 2001, respectively. Any amounts paid and received under these arrangements following the Offer and the Merger will be eliminated in Starwood’s consolidated financial statements.

The Hotel Partnership, as owner of the Michigan Avenue Hotel, has retained Starwood affiliates to provide marketing and other services.

      The Hotel Partnership paid marketing fees to Starwood and its affiliates totaling approximately $311,000 in the six months ended June 30, 2003, and $611,000 and $629,000 in the years ended December 31, 2002 and December 31, 2001, respectively. Additionally, the Partnership paid Starwood affiliates approximately $1,856,000 and $1,852,000 in the years ended December 31, 2002 and December 31, 2001, respectively, for services provided by Starwood affiliates primarily in connection with systems support, reservations, advertising, property and workers’ compensation insurance, which payments include premiums paid to Westel Insurance Company, a wholly owned subsidiary of Starwood. Any amounts paid and received under these arrangements following the Offer and the Merger will be eliminated in Starwood’s consolidated financial statements.

The Partnership has a loan outstanding from the General Partner.

      In conjunction with the restructuring of the Partnership’s mortgage loan secured by the Westin St. Francis Hotel and the Michigan Avenue Hotel in 1994, the General Partner loaned the Partnership $25 million to fund capital improvements to the Michigan Avenue Hotel and the Westin St. Francis Hotel, of which $5 million was contributed to the Hotel Partnership for capital improvements for the Michigan Avenue Hotel. This loan (the “Subordinated Loan”), the funds for which were contributed to the General Partner by Starwood, is subordinate to the Partnership’s current mortgage loan. The annual interest rate on the

Subordinated Loan is the prime rate quoted from time to time by Bank of America, plus 1%. The portion of the loan attributable to the Westin St. Francis Hotel was repaid upon the sale of the Westin St. Francis Hotel. At June 30, 2003, the outstanding balance on the Subordinated Loan totaled $10,677,000 (including $5,677,000 of accrued interest). The Subordinated Loan (both principal and interest) will be payable in full from the net proceeds of a refinancing or a sale of the Michigan Avenue Hotel in accordance with the Partnership Agreement. Interest expense on this loan was $273,000 in the six months ended June 30, 2003, and $572,000 and $734,000 in the years ended December 31, 2002 and December 31, 2001, respectively. Principal payments on the Subordinated Loan are due on the fifteenth anniversary of each advance with the first payment due in June 2009. Following the Offer and the Merger, Starwood will be the owner of both the lender and borrower under the Subordinated Loan and may amend it in any way it wishes or may terminate it, subject to the provisions of the related third party loan agreement. Amounts paid and received under the Subordinated Loan following the Offer and the Merger will be eliminated in Starwood’s consolidated financial statements.

Starwood has an equity interest in Grill Concepts which operates a restaurant in the Michigan Avenue Hotel pursuant to an operating lease.

      In June 2000, the Michigan Avenue Hotel transferred the operations of its restaurant, The Grill on the Alley, to Grill Concepts of California (“Grill Concepts”). Starwood made an equity investment in Grill Concepts in the third quarter of 2001 and currently owns 27.4% of the outstanding common stock of Grill Concepts and has rights to acquire additional shares of Grill Concepts pursuant to a subscription agreement. An employee of Starwood also serves on the Board of Directors of Grill Concepts. Grill Concepts operates the Grill on the Alley pursuant to a ten-year operating lease that expires in 2008. Rental revenues to the Partnership from Grill Concepts under the operating lease for the restaurant were $151,000 in the six months ended June 30, 2003, and $238,000 and $242,000 in the years ended December 31, 2002 and December 31, 2001, respectively.

      In late 2002, Grill Concepts approached the General Partner seeking a reduction or deferral in the rental payments due under the lease based on the general decline in operating conditions in the market, as well as increases in operating costs that would be attributable to a new collective bargaining agreement with the union representing employees at the restaurant. The General Partner and Grill Concepts discussed the need for an amendment to the lease. In April 2003, a notice of default under the lease was delivered to Grill Concepts in connection with its failure to enter into a new collective bargaining agreement with the restaurant union. In response, Grill Concepts advised the Partnership that it did not believe that a default existed. Grill Concepts has since agreed to the terms of a new collective bargaining agreement.

7.     Alternatives Considered to the Offer

      Starwood believes that a cash tender offer for the Units is the best method for accomplishing its objective of obtaining control of the Partnership. Prior to the announcement of the Kalmia Offering, Starwood’s goal, as the parent company of the General Partner, was to provide liquidity to the Unitholders by selling the Michigan Avenue Hotel or refinancing the indebtedness secured by it, rather than to obtain control of the Partnership. In this regard, Starwood was involved in the General Partner’s efforts to sell the Michigan Avenue Hotel or refinance this indebtedness. In February 2001, the General Partner, on behalf of the Partnership, retained JLL to market the Michigan Avenue Hotel for sale and began to discuss a sale with several potential purchasers. After the terrorist attacks of September 11, 2001, however, certain of the most qualified potential purchasers indicated that they would expect significant discounts on the preliminary indications of value that they had made before the attacks. Based on the weakened worldwide economic environment at that time, the General Partner did not believe that it was in the best interest of the Limited Partners to sell the Michigan Avenue Hotel in late 2001 or 2002. According to the Schedule 14D-9 filed by the Partnership on July 18, 2003, the General Partner believes that it will not be able to sell the Michigan Avenue Hotel at an acceptable price in the near future.

      In mid-2002, the General Partner engaged JLL to assist in exploring a refinancing of the Partnership’s debt. In May 2003, the General Partner negotiated a loan application with Column. Shortly thereafter, however, the General Partner learned that Column was unlikely to be able to provide financing in accordance with the terms it had indicated. In the Partnership’s Second Quarter 10-Q, the General Partner cautioned that the General Partner is not optimistic it will be able to find a lender willing to provide financing on the terms originally negotiated with Column and further cautioned that there can be no assurance that a refinancing proposal will be presented to the Limited Partners.

      In light of the Kalmia Offer and taking into account the market conditions that rendered the sale or refinancing of the Michigan Avenue Hotel impracticable on terms acceptable to the Partnership, on August 1, 2003, the Board of Directors of Starwood began considering whether Starwood should take control of, and acquire all the equity interests in, the Partnership. At that time, Starwood began considering the structure of such a transaction and the price it would be willing to pay. For a description of how the Offer Price was determined, see “SPECIAL FACTORS — Determination of the Offer Price.” Starwood desires to pursue the most efficient course to acquire all of the Units and believes that offering to buy the Units directly from Unitholders will result in an expedited and fair process. Starwood believes that a one-step transaction involving only a merger between the Partnership and a Starwood affiliate would require a long lead time to negotiate and effect and is impracticable given the inherent conflict of interest faced by members of the Board of Directors and the President of the General Partner, who are employees of Starwood and owe fiduciary duties both to Starwood and to the Unitholders. Our Offer enables you to tender your Units and be paid in a much shorter time frame than would be available in a negotiated one-step merger.

8.     Effects of the Offer

Effect on Voting Power of Purchaser.

      If we pay for Units tendered in the Offer and the Merger is approved in the Consent Solicitation, we intend to effect the Merger as contemplated by Section 17-211 of the DRULPA and the Partnership Agreement. If we pay for Units tendered in the Offer and the Merger is not approved in the Consent Solicitation (which would involve our waiving conditions to the Offer), we intend to take additional steps to effect such a merger. We intend to comply with any applicable requirements of Regulations 14A or 14C under the Exchange Act in connection with any merger.

      If we complete the Offer and effect the Merger, we will have the voting rights associated with being the sole Limited Partner of the Partnership and owning all the Units. If we complete the Offer but are unable to effect the Merger because of regulatory, legal or other impediments such as an injunction, we will be in a position, as the majority Unitholder of the Partnership, to influence or determine all voting decisions of the Partnership. See “SPECIAL FACTORS — Risk Factors — If the Offer is completed but the Merger is not effected, non-tendering Unitholders may be harmed.”

Effect on Economic Interest.

      As the parent company of the General Partner, Starwood currently has an interest of one percent in the taxable income and taxable loss of the Partnership and a maximum interest of one percent in a liquidating distribution of the Partnership. As a result of the Offer and the Merger, Starwood would acquire the entire equity interest in the Partnership, which would give it an interest of 100% in the taxable income and taxable loss of the Partnership and an interest of 100% in a liquidating distribution of the Partnership.

Effect on Trading Market.

      If you do not tender your Units, and we complete the Offer but the Merger is not effected, there may be increased illiquidity of the Units, which will likely have an adverse effect on the market price of your Units.

Registration Under Section 12(g) of the Exchange Act.

      The Units are registered under the Exchange Act, which requires, among other things, that the Partnership furnish certain information to its Unitholders and to the SEC and comply with the SEC’s proxy rules in connection with meetings of, and solicitation of consents from, Unitholders. If, as a result of the completion of the Offer, the Units are held by fewer than 300 persons, and if the Merger is not effected, we intend to cause the Partnership to de-register the Units under the Exchange Act. The termination of the registration of the Units under the Exchange Act would reduce the information required to be furnished by the Partnership to Unitholders and to the SEC and would make certain other provisions of the Exchange Act no longer applicable to the Units.

9.     Certain United States Federal Income Tax Considerations

In General.

      The following is a summary of the principal United States federal income tax consequences to a Unitholder that is a United States holder (as defined below) of the sale of Units pursuant to the Offer or the subsequent Merger. This discussion is based on the United States Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), United States Treasury regulations promulgated or proposed thereunder, judicial authorities, published administrative positions of the IRS and other applicable authority, all as in effect on the Offer Date. All of the foregoing are subject to change, possibly with retroactive effect; and any change could affect the continuing accuracy of this summary. We have not sought any ruling from the IRS with respect to any matter discussed in this summary; the IRS may take a different view as to any of the matters discussed in this summary, and, ultimately, a court may agree with the position taken by the IRS rather than with the position taken by us. This summary assumes that the Partnership is properly classified as a partnership, and not as a corporation, for United States federal income tax purposes, and that the Partnership is not treated as a “publicly traded partnership” as defined in Section 7704 of the Internal Revenue Code.

      This summary deals only with Unitholders that hold the Units as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code, and does not address tax considerations that may apply (i) to Unitholders that are subject to special tax rules (such as banks, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, grantor trusts, dealers or traders in securities or currencies, persons that received or hold the Units in connection with the performance of services, persons that hold the Units as part of a hedging, “straddle” or “conversion” transaction or otherwise as part of a holding with any other position, persons that are deemed to sell Units under the constructive sale provisions of the Internal Revenue Code or persons whose functional currency is not the United States dollar) or (ii) under the alternative minimum tax, any federal tax other than the federal income tax or any state, local or foreign tax laws. This summary applies only to a beneficial owner of a Unit that is (i) an individual citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States or any state or political subdivision thereof (including the District of Columbia) or (iii) an estate or trust, the income of which is subject to United States federal income taxation regardless of its source (collectively, “United States holders”).

      UNITHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE UNITED STATES FEDERAL, STATE AND LOCAL AND THE NON-UNITED STATES TAX CONSEQUENCES TO THEM OF TENDERING OR NOT TENDERING UNITS OR OF NOT TENDERING UNITS AND RETAINING UNITS AFTER COMPLETION OF THE OFFER.

Consequences to a Tendering Unitholder.

      The sale of Units pursuant to the Offer will be treated as a taxable disposition of the Units for United States federal income tax purposes. You will recognize gain or loss on the sale in an amount equal to the difference between the amount realized by you on the sale and your adjusted tax basis in the Units. The amount realized will be equal to the sum of (x) the amount of cash received by you pursuant to the Offer and (y) the amount of the liabilities of the Partnership properly allocable to the Units sold for federal income tax purposes (as determined under Section 752 of the Internal Revenue Code). Your adjusted tax basis in your Units generally will be equal to the amount paid by you for the Units, plus the amount of the liabilities of the Partnership properly allocable to your Units (as determined under Section 752 of the Internal Revenue Code) and the Partnership income or gain allocated to your Units, less any Partnership deductions or losses allocated to your Units and any distributions made by the Partnership to you with respect to your Units.

      For United States federal income tax purposes, as a Unitholder, you are considered to own a single interest in the Partnership, having a single adjusted tax basis, without regard to the number of Units that you hold. If you sell less than all of your Units, then you will recover a portion of your overall adjusted tax basis in your Units, rather than identifying the cost or other tax basis that is specifically attributable to the particular Units that you sell, and you will be deemed to have one or more holding periods for the transferred Units in proportion to your holding period(s) for your overall interest. If you are considering a tender of less than all of your Units, then you are urged to consult your own tax advisor as to these and other consequences to you of a partial sale.

      If you sell your Units pursuant to the Offer, you will be allocated a share of the Partnership’s taxable income or loss for the taxable year of the sale in accordance with the Internal Revenue Code and the Partnership Agreement. The allocation to you of the Partnership’s taxable income or loss, as well as any distributions made by the Partnership to you, will affect your basis in your Units and thus the amount of gain or loss that you will recognize on a sale of your Units.

      The gain or loss that you recognize generally will be treated as capital gain or loss. However, any portion of the amount realized by you that is attributable to the share of the Partnership’s “unrealized receivables” or “inventory items” (“Section 751 Property”) allocable to the Units sold will be taxable as ordinary income under Section 751 of the Internal Revenue Code, to the extent that the portion of the amount realized that is attributable to Section 751 Property exceeds your allocable share of the Partnership’s adjusted tax basis in the Section 751 Property. For this purpose, the “unrealized receivables” allocable to the Units sold include the share of the Partnership’s prior depreciation deductions allocable to the Units that would be subject to recapture if the depreciated assets were sold for fair market value. Under Section 751, it is possible that you may recognize ordinary income on the sale of your Units, even if you realize a net loss on the sale.

      Your capital gain or loss on the sale of Units will be treated as long-term capital gain or loss if your holding period in the Units for federal income tax purposes is more than one year. In general, your holding period for your Units began at the time that you acquired those Units. However, if you acquired Units at different times, then the Units, considered for tax purposes as a single partnership interest, will have a divided holding period in your hands, essentially based upon the relative number of Units that you acquired at the various times. Under current law, long-term capital gain of non-corporate Unitholders generally is taxable at a maximum rate of 15% (except that the rate will be 25% on the portion of the gain (“Section 1250 capital gain”) that is attributable to depreciation claimed with respect to real estate that is not recaptured as ordinary income under Section 1250 of the Internal Revenue Code), whereas the maximum marginal federal income tax rate for ordinary income is 35%. The ability of a Unitholder to offset capital losses against ordinary income is limited.

      Under the passive activity loss rules contained in Section 469 of the Internal Revenue Code, which apply to noncorporate taxpayers and, with modifications, to certain classes of corporations, losses generated by passive activities generally may be used only to offset income from passive activities and may not be applied to reduce active income or portfolio income. Passive activity losses that are suspended because a taxpayer does not have sufficient passive income to absorb the passive activity losses may be carried over to future taxable years. Suspended passive activity losses no longer will be subject to the passive loss limitations in the year in which the taxpayer completely disposes of the passive activity that generated the losses. Under these rules, if a Unitholder is subject to the passive loss rules:

•	In general, income or gain derived by you from the sale of your Units in the Offer will be treated as passive income and may be offset against any passive activity losses derived by you in the current taxable year or against suspended passive losses from prior taxable years.

•	If you sell all of your Units, then any Partnership losses that have been suspended under the passive loss limitations will cease to be subject to those limitations.

•	If you do not sell all of your Units, then the deductibility of any suspended losses will continue to be subject to the passive activity loss limitations until you sell your remaining Units.

The limitations on the use of passive activity losses are complex and you are urged to consult your own tax advisor regarding the impact of the rules on your ability to use your distributive share of passive losses from the Partnership.

      Gain realized by a non-United States Unitholder on a sale of Units in the Offer will be subject to United States federal income tax. Under Section 1445 of the Internal Revenue Code, the transferee of an interest held by a non-United States person in a partnership that owns United States real property generally is required to deduct and withhold a tax equal to 10% of the amount realized with respect to the transaction. In order to comply with this requirement, we will withhold 10% of the amount realized by you in the Offer unless you properly complete and sign a certificate, under penalties of perjury, that includes your name, address and taxpayer identification number, and that certifies that you are not a non-United States person and, if you are not an individual, that you are not a disregarded entity. Amounts withheld will be creditable against a non-United States Unitholder’s income tax liability and, if in excess thereof, a refund can be obtained from the IRS by filing a United States federal income tax return.

      If you (other than certain exempt Unitholders) sell Units in the Offer, then you may be subject to backup withholding tax, unless you (i) furnish a correct taxpayer identification number and certify on the substitute Internal Revenue Service Form W-9 included in the Agreement of Assignment and Assumption that you are not subject to backup withholding tax, (ii) provide a certification of foreign status on Internal Revenue Service Form W-8BEN or (iii) otherwise establish an exemption from backup withholding tax. Should a non-exempt Unitholder fail to provide the required certification, we will be required to withhold 28% of the amount otherwise payable to the Unitholder.

      If you do not provide a correct taxpayer identification number, then you may be subject to penalties imposed by the IRS. Any amount paid as backup withholding tax does not constitute an additional tax and will be creditable against your United States federal income tax liability, provided that the required information is given to the IRS. If backup withholding tax results in an overpayment of tax, then you can obtain a refund by filing a United States federal income tax return.

      If you sell your Units in the Offer, then you will be required to file an information statement with your federal income tax returns for the year of the sale that provides certain information as to the capital gain Section 1250 capital gain and ordinary income that you recognized on the sale.

Consequences to a Non-Tendering Unitholder.

      A Unitholder that does not tender its Units in the Offer (a “non-tendering Unitholder”) should not be subject to any material United States federal income tax consequences as a result of the failure to tender, other than the consequences, if any, resulting from the termination of the Partnership under Section 708 of the Internal Revenue Code. Under Section 708, the Partnership will be deemed to terminate if 50% or more of the interests in Partnership profit and capital are sold or exchanged within a 12-month period. It is likely that transfers made pursuant to the Offer will terminate the Partnership for United States federal income tax purposes. On such a termination, the Partnership will be treated for United States federal income tax purposes as if it had contributed its assets to a new partnership (the “New Partnership”) in exchange for interests in the New Partnership and immediately liquidated, distributing the interests in the New Partnership to the persons holding Units in the Partnership after the transfer of Units that triggered the termination.

      While a non-tendering Unitholder will not recognize taxable gain or loss as a result of the termination of the Partnership for tax purposes, such a termination may give rise to certain other tax consequences:

•	The Partnership’s taxable year will close as of the date of the transfer that triggers the termination. This could cause Unitholders with tax years that do not end on December 31 to be required to include in income taxable income or loss of the Partnership for a period that exceeds one year.

•	The New Partnership will be considered to acquire the assets of the Partnership on the date of the transfer triggering the termination. A new depreciation or amortization recovery period will begin as of the date of the termination for any depreciable or amortizable asset of the Partnership. As a result, for taxable years immediately following the termination, the amount of the Partnership’s depreciation and amortization deductions likely will be reduced, thus increasing the taxable income allocable to Unitholders. In such an event, however, the amount of the Partnership’s depreciation and amortization deductions in subsequent taxable years would be increased correspondingly, with the result that the aggregate amount of taxable income derived by the Partnership in the years following the deemed termination should be equal to the aggregate amount of taxable income that the Partnership would derive in such years if no such termination were to occur.

•	The New Partnership might no longer be eligible for beneficial transition rules with respect to its business or properties that may have been contained in statutory or regulatory changes enacted or issued before the termination.

      The United States federal income tax treatment of Unitholders that receive cash payments in the Merger generally will be the same as the United States federal income tax treatment of Unitholders that sell their Units in the Offer, as described above.

      THE PRECEDING DISCUSSION IS ONLY A SUMMARY OF CERTAIN UNITED STATES FEDERAL TAX IMPLICATIONS OF THE OFFER. WE URGE YOU TO CONSULT WITH YOUR OWN TAX ADVISOR TO DETERMINE THE TAX IMPLICATIONS OF THE OFFER IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES.

10.     Forward-Looking Statements

      This Offer to Purchase and Solicitation Statement, including the information incorporated by reference in this Offer to Purchase and Solicitation Statement, contains forward-looking statements. The forward-looking statements may include statements regarding the intent, belief or current expectations of us or Starwood or our or Starwood’s officers or directors with respect to the matters discussed in this Offer to Purchase and Solicitation Statement. All of these forward-looking statements involve risks, uncertainties and other factors, including, without limitation, the risks, uncertainties and other factors set forth in “— Risk Factors” that could cause actual results to differ materially from those projected in the forward-looking statements.

CERTAIN INFORMATION CONCERNING PURCHASER, STARWOOD, THE

GENERAL PARTNER AND THE PARTNERSHIP

1.     Description of Purchaser, Starwood, the General Partner and the Partnership

      Information in this Offer to Purchase and Solicitation Statement concerning the Partnership is derived from the Partnership’s publicly-filed reports, including the Partnership’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the SEC. For information on obtaining documents filed with the SEC, see “THE TENDER OFFER — Available Information; Incorporation by Reference.” We and Starwood disclaim any responsibility for the information included in these documents, including, without limitation, any information derived from them and included in this Offer to Purchase and Solicitation Statement, other than any responsibility Starwood may have as the Parent Company of the General Partner.

      We are a wholly owned subsidiary of Starwood. Starwood is the parent company of the General Partner of the Partnership, which owns the Michigan Avenue Hotel through the Hotel Partnership, and 909 Corp., which manages the Michigan Avenue Hotel and is the general partner of the Hotel Partnership. According to the Partnership’s public filings, as of August 1, 2003, there were 6,710 holders of record of the 135,600 Units issued and outstanding.

      The Partnership and the Hotel Partnership, each a Delaware limited partnership, were formed on April 25, 1986. Through the Hotel Partnership, the Partnership owns the Michigan Avenue Hotel. The Michigan Avenue Hotel has been managed as part of the Westin hotel chain since 1964. As a result of the acquisition of Westin Hotel Company by Starwood in 1998, the management agreement for the Michigan Avenue Hotel was assigned to 909 Corp. and the General Partner became a subsidiary of Starwood.

      To the best of our and Starwood’s knowledge, none of the executive officers or directors of the General Partner owns any Units. The Chairman and Chief Executive Officer of Starwood indirectly beneficially owns 259 Units. We have been informed that the persons who have voting control over and the power to dispose of these Units intend to tender them in our Offer and to consent to the Proposals.

      Starwood is one of the world’s largest hotel and leisure companies. Starwood’s status as one of the leading hotel and leisure companies resulted from the 1998 acquisition of Westin Hotels & Resorts Worldwide, Inc. and certain of its affiliates and the acquisition of ITT Corporation, renamed Sheraton Holding Corporation, and the acquisition of Vistana Inc., renamed Starwood Vacation Ownership, Inc., in October 1999. Starwood conducts its hotel and leisure business both directly and through its subsidiaries. Starwood’s brand names include St. Regis®, The Luxury Collection®, Sheraton®, Westin®, W® and Four Points® by Sheraton. Through these brands, Starwood is well represented in most major markets around the world. Starwood’s operations are grouped into two business segments, hotels and vacation ownership operations.

      The Michigan Avenue Hotel is operated by Starwood as part of the full-service, upscale Westin hotel chain. Starwood owns, manages and franchises hotels throughout the world and the inclusion of the Michigan Avenue Hotel within its global system provides the benefits of name recognition, centralized reservations and advertising, system-wide marketing programs, centralized purchasing and training and support services.

      The Michigan Avenue Hotel is managed by a wholly owned subsidiary of Starwood. Since Starwood also owns, operates, manages and franchises hotels under other brands, including other hotels in the Chicago area, potential conflicts of interest may exist. While Starwood and its affiliates have the right to own, operate and develop competing hotels, the General Partner has a fiduciary duty to conduct the affairs of the Partnership and the Hotel Partnership in the best interests of these entities and their partners.

      The Partnership and the Hotel Partnership do not have any employees. Administrative and hotel personnel are employees of either Starwood or 909 Corp. The Michigan Avenue Hotel and the Hotel Partnership are required to reimburse Starwood and 909 Corp. for the costs of such employees. However, the Partnership and the Hotel Partnership are not responsible for the payment of executive compensation to the officers of 909 Corp.

      The Michigan Avenue Hotel is located at 909 North Michigan Avenue in Chicago, Illinois and has 751 guest rooms and 23 suites.

      The Hotel Partnership has a fee simple interest in the Michigan Avenue Hotel. The Michigan Avenue Hotel is encumbered by a mortgage held by The Teacher Retirement System of Texas to secure indebtedness. The effective interest rate on the indebtedness is 8.06% per annum through maturity. The mortgage requires combined payments of principal and interest each quarter in arrears, in such amount as is necessary to repay the principal balance (together with interest at the fixed interest rate) based on a 25 year amortization schedule with a balloon payment on December 1, 2006. Annual payments of principal and interest on the mortgage are $3.01 million, payable quarterly through December 1, 2006, at which time the remaining outstanding principal balance plus all accrued and unpaid interest is due and payable. Principal payments of $5.4 million and interest payments of $1.1 million were made on the mortgage during the six months ended June 30, 2003. Scheduled principal and interest payments for the remainder of 2003 total approximately $1.5 million. The Partnership is permitted to make two prepayments of $5 million each in any calendar year (up to a maximum of $20 million over the term of the mortgage) without a prepayment penalty. One such $5 million payment was made in 2003. Any other prepayment may only be made in full in the amount equal to the then outstanding principal balance plus the amount by which the present value of the remaining scheduled principal and interest payments exceeds the then outstanding principal balance. Present value is calculated using a discount rate (compounded quarterly) equal to 1.0% plus the percent per annum of the Treasury constant maturities having a maturity date closest in time to November 30, 2006 as reported in The Federal Reserve Statistical Release G13(415). The outstanding principal amount of the mortgage as of June 30, 2003 was $24.1 million. Assuming no further prepayments are made, $21.7 million, of which $21.3 million will be principal, will be due at maturity.

      The Michigan Avenue Hotel is covered by comprehensive general liability, fire and extended property (including earthquake coverage), business interruption, workers’ compensation, employer’s liability, terrorism and such other insurance as is customarily obtained for similar properties. Much of this insurance coverage is provided under policies that apply to multiple Starwood-related entities and properties.

      The Michigan Avenue Hotel rents various property and equipment under operating leases. Minimum future rents under the operating leases in effect at December 31, 2002 are $59,000 for 2003, $17,000 for 2004 and $7,000 for 2005.

      Rental expense for operating leases, including short-term leases, was $89,000 and $158,000 for the years ended December 31, 2002 and 2001, respectively.

      The Michigan Avenue Hotel also rents space for a restaurant, gift shop and other retail uses to third-party vendors under operating leases. Minimum annual rental income under the operating leases in effect at December 31, 2002 are as follows (in thousands):

2003	$975,000

2004	$996,000

2005	$906,000

2006	$869,000

2007	$870,000

Thereafter	$2,268,000

      Rental income from operating leases, including contingent rental income, was $1.9 million and $1.8 million for the years ended December 31, 2002 and 2001, respectively.

      The Michigan Avenue Hotel reported an average occupancy of 69.5%, 66.2%, 72.6%, 72.9% and 70.9% in the years ended December 31, 2002, 2001, 2000, 1999, and 1998 respectively.

      As reported in the Partnership’s 2002 10-K, capital improvements in 2003 are expected to total approximately $2.3 million. Approximately $1.2 million is expected to be spent on meeting space and corridor upgrades, $0.5 million for continued improvement of the lobby and $0.6 million for engineering and computer enhancements. All capital projects are subject to the approval of The Teacher Retirement System of Texas, in its capacity as lender, and of the General Partner.

      For the Michigan Avenue Hotel to remain attractive and competitive, the Partnership must keep it well maintained, modernized and refurbished. This creates an ongoing need for cash and, to the extent that expenditures cannot be funded from cash generated by operations, the Partnership may be required to borrow or otherwise obtain these funds. Accordingly, the Partnership’s financial results may be sensitive to the cost and availability of funds.

      The Michigan Avenue Hotel competes for customers with other hotel and resort properties in its geographic market. Some of its competitors may have substantially greater marketing and financial resources than does the Michigan Avenue Hotel, and they may improve their facilities, reduce their prices or expand or improve their marketing programs in ways that adversely affect the Partnership’s operating results.

      The address of the Partnership’s principal executive office is 1111 Westchester Avenue, White Plains, New York 10604. The phone number of its principal executive office is 914-640-8100.

      The address of the General Partner’s principal executive office is 1111 Westchester Avenue, White Plains, New York 10604. The phone number of its principal executive office is 914-640-8100.

      Our and Starwood’s principal executive office address is 1111 Westchester Avenue, White Plains, New York 10604. Our and Starwood’s phone number at the principal executive office is 914-640-8100.

Market for Partnership Units.

      According to the Partnership’s 2002 10-K, there is no public market for the Units, and it is not anticipated that a public market for the Units will develop. See “SPECIAL FACTORS — Determination of the Offer Price” for historical market prices for the Units.

2.	Equity Interest in the Partnership

      As of the Offer Date, neither we nor Starwood, nor, to the best of our knowledge, any of our affiliates, owns any Units, except for the Chairman and Chief Executive Officer of Starwood, who indirectly beneficially owns 259 Units. We have been informed that the persons who have voting control over and the power to dispose of these Units intend to tender them in our Offer and to consent to the Proposals. The General Partner, also owned by Starwood, is the sole general partner of the Partnership. Neither we, the Partnership, nor, to the best of our knowledge, the General Partner nor any of our or their executive officers, directors, affiliates or subsidiaries, has effected any transaction in the Units during the past 60 days.

      Two entities not affiliated with us or Starwood each beneficially owns more than 5% of the issued and outstanding Units. According to the Schedule 13D/A dated July 24, 2003 and filed by Kalmia, Kalmia beneficially owns 12,030 Units, representing 8.87% of the issued and outstanding Units. The business address of Kalmia is 601 Carlson Parkway, Suite 200, Minnetonka, MN 55305. According to the Schedule 13G, dated August 14, 2003 and filed by The Harmony Group II, LLC (the “Harmony Group”), which is the controlling person of various entities, including Windy City, the Harmony Group beneficially owns 7,822 Units, representing 5.8% of the issued and outstanding Units. The business address of the Harmony Group and Windy City is 410 Park Avenue, Suite 540, New York, New York 10022.

      Because of the limited and inefficient nature of the market for the Units, we do not believe that the prices at which Units have traded in the past should be relied upon as a complete and accurate representation of the current fair value of the Units.

      Except as otherwise set forth in this Offer to Purchase and Solicitation Statement, (i) neither we nor, to our best knowledge, the persons listed on Schedule I nor any of our affiliates, beneficially owns or has a right to acquire any Units, (ii) neither we nor, to our best knowledge, the persons listed on Schedule I nor any of our affiliates, or any director, executive officer or subsidiary of any of the foregoing, has effected any transaction in the Units within the past 60 days, (iii) neither we nor, to our best knowledge, the persons listed on Schedule I nor any of our affiliates has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Partnership, including but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations, (iv) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the SEC between us or, to our best knowledge, the persons listed on Schedule I or any of our affiliates, on the one hand, and the Partnership or its affiliates, on the other hand, and (v) other than as described in “SPECIAL FACTORS — Background to the Offer,” there have been no contracts, negotiations or transactions between us or, to our best knowledge, the persons listed on Schedule I or any of our affiliates, on the one hand, and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

3.	Source and Amount of Funds for the Offer

      We expect that approximately $81,360,000 would be required to purchase all of the issued and outstanding Units, if tendered, and an additional amount of approximately $1,500,000 may be required to pay related fees and expenses. For a statement of these related fees and expenses, see “OTHER MATTERS — Certain Fees and Expenses.” Starwood has made a binding commitment to us to contribute to us, from its cash on hand, the funds necessary to fund the acquisition of all Units subject to the Offer and all anticipated costs and expenses related thereto. As of June 30, 2003, as part of current assets, Starwood had $321 million of available cash and cash equivalents.

4.	Selected Historical Financial Data

      Below is a summary of certain financial information for the Partnership, which has been excerpted or derived from the Partnership’s 2002 10-K and the Partnership’s Second Quarter 10-Q. More comprehensive financial and other information is included in such reports and other documents filed by the Partnership with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all the financial information and related notes contained in those reports and documents and should be read in conjunction with such related notes. The Partnership’s 2002 10-K and the Partnership’s Second Quarter 10-Q are incorporated in this Offer to Purchase and Solicitation Statement by reference. We and Starwood disclaim any responsibility for the information included in these documents, including, without limitation, any information derived from the documents and included in this Offer to Purchase and Solicitation Statement, other than any responsibility Starwood may have as the parent company of the General Partner. In their capacity as employees of the parent company of 909 Corp., Starwood employees may receive periodic updates regarding the operating results and financial position of the Michigan Avenue Hotel that are not publicly available, as well as updated forecasts for the Michigan Avenue Hotel. Since the date of the forecast described in the next section of this Offer to Purchase and Solicitation Statement, no such Starwood employee who has been involved in the consideration of our Offer or any of its terms has examined any of these updates.

      Selected financial information for the Partnership:

						For the Six Months
						Ended
	Year Ended December 31,					June 30,

	2002	2001	2000(1)	1999	1998	2003	2002

	(In thousands, except per unit amounts)

Operating revenues:

Rooms	$28,943	$30,188	$58,232	$97,973	$94,724	$14,522	$12,843

Food and beverage	8,160	7,610	20,771	45,277	37,354	4,436	3,942

Other operating departments	3,615	4,117	7,873	13,047	12,158	1,780	1,718

Total operating revenues	40,718	41,915	86,876	156,297	144,236	20,738	18,503

						For the Six Months
						Ended
	Year Ended December 31,					June 30,

	2002	2001	2000(1)	1999	1998	2003	2002

	(In thousands, except per unit amounts)

Operating expenses:

Rooms	6,745	7,136	14,652	25,417	25,493	3,601	3,133

Food and beverage	6,453	6,264	16,109	35,189	26,946	3,217	3,127

Administrative, general and marketing	6,269	5,845	11,700	18,886	19,857	2,951	2,856

Management fees	4,126	3,974	5,358	13,300	9,949	1,974	1,794

Depreciation	8,555	8,124	7,222	11,679	10,190	4,307	4,214

Other	4,544	7,635	13,063	22,629	21,427	3,822	3,898

Total operating expenses	36,692	38,978	68,104	127,100	113,862	19,872	19,022

Operating profit (loss)	$4,026	$2,937	$18,772	$29,197	$30,374	$866	$(519)

Net income (loss)	$1,383	$559	$66,139(2)	$16,831	$17,933	$(390)	$(1,802)

Net income (loss) per Unit	10.20	4.12	487.75	124.12	132.25	(2.87)	(13.29)

Total assets	$104,233	$106,585	$109,272	$295,834	$285,661	$96,249	$102,717

Long-term obligations, net of current portion	$40,390	$40,461	$40,322	$166,049	$165,050	$34,797	$40,425

Deferred incentive management fees, net of current portion	$6,829	$7,544	$7,447	$29,532	$25,618	$8,077	$8,726

Distributions paid per Unit	$26.88	$26.88	$690.94	$95.00	$95.00	$13.44	$13.44

(1)	Includes Westin St. Francis Hotel results through the sale date on April 26, 2000.

(2)	Includes $52,606 gain on the Westin St. Francis Hotel sale.

      The Partnership historically has not reported a ratio of earnings to fixed charges.

Recent Summary Financial Data

      On August 28, 2003, the Partnership amended the Kalmia 14D-9 to provide Limited Partners with additional information with which to evaluate the Kalmia Offer. The amended Kalmia 14D-9 included a press release issued that day which reported the following preliminary limited financial information for the Westin Michigan Avenue for July 2003:

Westin Michigan Avenue

	Month Ended July 31,

	2003	2002

Total operating revenues (in thousands)	$4,083	$3,521

Revenue per available room	$130.20	$111.37

Average daily rate	$146.60	$139.78

Occupancy	88.8%	79.7%

      On September 8, 2003, the Partnership filed a Schedule 14D-9 with the SEC which included a press release issued that day announcing that the Partnership had released financial information for the Westin Michigan Avenue and the Partnership on a preliminary unaudited basis to provide Limited Partners with additional information with which to evaluate any current and potential unsolicited tender offers for the Units.

      The press release reported the following preliminary limited financial information for the Partnership and the Westin Michigan Avenue for August 2003:

Westin Michigan Avenue:

	Month Ended
	August 31,

	2003	2002

Total operating revenues (in thousands)	$3,990	$3,531

Revenue per available room	$120.98	$106.93

Average daily rate	$139.75	$140.57

Occupancy	86.6%	76.1%

Net income(1) (in thousands)	$508	$97

(1)	Net income for the hotel excludes some costs, such as certain general and administrative expenses and related-party interest, that are reflected in the consolidated results of WHLP.

WHLP Consolidated

As of
August 31, 2003

(in thousands)

Cash and cash equivalents	$34,437

Total current assets	$39,050

Total current liabilities	$9,955

Long-term obligations	$24,948

Long-term obligations to General Partner	$10,768

Deferred incentive management fees payable to General Partner	$8,508

5.     Projections for Fiscal Year 2003

      The Partnership does not, as a matter of course, make public forecasts or projections as to future sales, earnings or other income statement data of the Partnership. However, employees of Starwood in performing services for 909 Corp. prepare projections in the ordinary course of business, based on information they receive in this capacity. These projections are updated to reflect actual results as they become available so that, for example, a projection for fiscal year 2003 made in July 2003 would reflect the actual results of the Michigan Avenue Hotel from January through June 2003.

      In connection with their activities managing the Michigan Avenue Hotel for 909 Corp., employees of Starwood and the management staff at the Michigan Avenue Hotel prepared forecasts for the Michigan Avenue Hotel (and not the Partnership) for fiscal year 2003 as set forth in Annex D. These projections were prepared solely for the purpose of assisting in the management of the Michigan Avenue Hotel and were not prepared with a view to public disclosure, and they are presented for the limited purpose of ensuring that you have information that may be relevant to your decision whether to tender your Units in the Offer. The forecasts were not prepared in accordance with generally accepted accounting principles, or with a view to compliance with the published guidelines of the SEC or the American Institute of Certified Public Accountants regarding projections, which would require a more complete presentation of the data. These forecasts have not yet been subjected to the periodic review and refinement typically undertaken by senior management of Starwood of property level forecasts. The projections have not been reviewed or compiled by any senior personnel of Starwood or its independent auditors, and accordingly neither Starwood nor such auditors have expressed an opinion or any other assurance regarding the projections.

      THE FORECASTED INFORMATION IS INCLUDED IN THIS OFFER TO PURCHASE AND SOLICITATION STATEMENT SOLELY BECAUSE SUCH INFORMATION WAS PREPARED BY EMPLOYEES OF STARWOOD BEFORE STARWOOD DECIDED TO MAKE THE OFFER. WE AND STARWOOD ARE NOT MAKING ANY REPRESENTATION AS TO THE PROJECTIONS AND NEITHER OF US ASSUMES ANY RESPONSIBILITY AS TO THEIR ACCURACY. SINCE THE ESTIMATES AND ASSUMPTIONS UNDERLYING THE PROJECTIONS ARE INHERENTLY SUBJECT TO SIGNIFICANT ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, WHICH ARE DIFFICULT OR IMPOSSIBLE TO PREDICT ACCURATELY AND ARE BEYOND THE CONTROL OF STARWOOD, THE GENERAL PARTNER AND THE PARTNERSHIP, THERE CAN BE NO ASSURANCE THAT RESULTS SET FORTH IN THE PROJECTIONS WILL BE REALIZED. IT IS LIKELY THAT THERE WILL BE DIFFERENCES BETWEEN ACTUAL AND PROJECTED RESULTS, AND ACTUAL RESULTS MAY BE MATERIALLY HIGHER OR LOWER THAN THOSE SET FORTH ABOVE.

6.     Dividends and Distributions

      Set forth below is a list of the distributions per Unit made by the Partnership to Unitholders from the beginning of fiscal year 2000 through the Offer Date. The information in this summary relating to fiscal years 2000, 2001 and 2002 is derived from the Partnership’s 2002 10-K and the information relating to the 2003 fiscal year is derived from the Partnership’s Second Quarter 10-Q.

DISTRIBUTIONS PER UNIT

Date	Distribution Per Unit

June 10, 2003	$6.72

March 16, 2003	6.72

December 13, 2002	6.72

September 13, 2002	6.72

June 14, 2002	6.72

March 16, 2002	6.72

December 14, 2001	6.72

September 13, 2001	6.72

June 14, 2001	6.72

March 15, 2001	6.72

December 14, 2000	6.72

September 14, 2000	6.72

June 14, 2000	23.75

May 24, 2000	630.00	(a)

March 14, 2000	23.75

(a)	Reflects the payout of net cash proceeds received from the sale of the Westin St. Francis Hotel.

THE TENDER OFFER

1.     Terms of the Offer; Expiration Date

      Upon the terms of and subject to the conditions to the Offer (including the terms of and conditions to any extension or amendment of the Offer), we will accept for payment and pay for all Units validly tendered on or before the Expiration Date and not withdrawn in accordance with the terms of the section below entitled, “— Withdrawal Rights.” The term “Expiration Date” shall mean 5:00 p.m., Eastern time, on October [     ], 2003, unless and until we, in our sole discretion, extend the period of time for which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date on which the Offer, as extended by us, will expire.

      The Offer is conditioned on the satisfaction of certain conditions, including the valid and not withdrawn tender to us of at least a majority of the issued and outstanding Units (the “Minimum Condition”). See “— Conditions to the Offer,” which sets forth all the conditions to the Offer. We reserve the right (but shall not be obligated), in our sole discretion and for any reason, to waive any or all conditions (other than the Minimum Condition). If, by the Expiration Date, any or all such conditions have not been satisfied or waived, we reserve the right (but shall not be obligated) to (i) decline to purchase any of the Units tendered, terminate the Offer and return all tendered Units to tendering Unitholders, (ii) waive all the unsatisfied conditions (other than the Minimum Condition) and, subject to complying with the applicable rules and regulations of the SEC, purchase all Units validly tendered, (iii) extend the Offer and, subject to the right of Unitholders to withdraw Units until the Expiration Date, retain the Units that have been tendered during the period or periods for which the Offer is extended or (iv) amend the Offer.

2.     Acceptance for Payment and Payment for Units

      Upon the terms of and subject to the conditions to the Offer (including the terms of and conditions to any extension or amendment of the Offer), we will accept for payment, and will pay for, all Units validly tendered and not withdrawn in accordance with the section “— Withdrawal Rights,” as promptly as practicable following the Expiration Date. Subject to applicable rules of the SEC, we expressly reserve the right to delay acceptance for payment of, or payment for, Units pending receipt of any regulatory or governmental approvals or pending receipt of any additional documentation required by the Agreement of Assignment and Transfer or as specified in this Offer to Purchase and Solicitation Statement. Under the terms of and subject to the conditions to the Offer, the tendering Unitholders will be paid promptly subject to and following: (i) receipt of a valid, properly and fully executed Agreement of Assignment and Transfer, (ii) confirmation that each of the Proposals has been approved by the requisite consent of Limited Partners and that the Amendments have been adopted and are in full force and effect and (iii) the actual transfer of Units to us. If we do not receive the confirmation specified in clause (ii) above or if the Units are not actually transferred to us, we will not be required to purchase such Units. The Partnership recognizes transfers only on the last business day of a calendar quarter and provides confirmation of transfers only after transfers have been recognized. As we describe in the section “THE CONSENT SOLICITATION,” we are seeking your consent to amendments to the Partnership Agreement that would require the Partnership to recognize transfers of Units to us in the Offer immediately upon our request on or after the Expiration Date. See “— Conditions to the Offer.” If we do not receive sufficient consents to these Amendments and we complete the Offer (which would involve our waiving conditions to the Offer), the earliest that we would expect to pay for Units is January 2004. We reserve the right, in our sole discretion, to pay tendering Unitholders before our receipt of such confirmation or the actual transfer of Units to us. We will issue payment only to Unitholders of record and payments will be forwarded only to the Unitholder’s address listed on the Agreement of Assignment and Transfer.

      If any tendered Units accepted for payment are not purchased for any reason, the Agreement of Assignment and Transfer with respect to the Units not purchased will have no effect from the date the Offer is terminated and no payments will be made in respect of such Units. If, for any reason, acceptance for payment of, or payment for, any Units tendered pursuant to the Offer is delayed or we are unable to accept for payment, purchase or pay for the Units tendered pursuant to the Offer, then without prejudice to our rights under “— Conditions to the Offer” (but subject to compliance with Rule 14e-1(c) under the Exchange Act), we may retain tendered Units, subject to any limitations of applicable law, and such Units may not be withdrawn except to the extent that the tendering Unitholders are entitled to withdrawal rights as described in “— Withdrawal Rights.”

      If we increase the consideration offered to Unitholders pursuant to the Offer, such increased consideration will be paid for all Units accepted for payment pursuant to the Offer, whether or not such Units were tendered before the increase.

      Unless otherwise prohibited, we reserve the right to transfer or assign, in whole or from time to time in part, the right to purchase Units tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice the rights of tendering Unitholders to receive payment for Units validly tendered and accepted for payment pursuant to the Offer.

3.     Transfer Restrictions

      Note: As we describe in the section “THE CONSENT SOLICITATION,” we are seeking your consent to Proposals that would have the effect of (i) amending the Partnership Agreement so that the transfer restrictions described in this section would not apply to the transfer of your Units to us in connection with the Offer and the Merger and (ii) preventing the General Partner from applying any Unit transfer policy not contained in the Partnership Agreement (including the 5% Limitation, as defined below) that would otherwise limit the transfer of your Units to us in connection with the Offer and the Merger.

      The assignment or other transfer of Units is subject to the requirements of Article 11 of the Partnership Agreement. Section 11.01 of the Partnership Agreement provides that no transfer is valid or effective, and the Partnership is not obligated to recognize a purported transfer, where, in the opinion of counsel to the Partnership, the transfer would be likely to (i) violate the registration requirements of the Securities Act, (ii) violate any state laws or governmental regulations (including those relating to suitability standards), (iii) cause the Partnership to be treated as a corporation for United States federal income tax purposes, (iv) result in the termination of the Partnership for United States federal income tax purposes under Section 708 of the Internal Revenue Code or (v) result in the inability of the Partnership to obtain or continue in effect any license permitting the sale of alcoholic beverages in the Michigan Avenue Hotel. The Partnership Agreement (i) gives the General Partner the power to suspend transfers of Units if any transfer, when added to all other transfers made within the preceding twelve months, would result in the transfer of 40% or more of the interests in the Partnership (the “40% Limitation”), and (ii) provides that any transfers of Units are recognized as of the last business day of the calendar quarter in which the Partnership receives notice of the transfer.

      In addition to the limitations set out in Section 11.01 of the Partnership Agreement, according to the Partnership’s public filings, the General Partner has adopted a Unit transfer policy. The transfer policy is intended to permit the Partnership to qualify for a specified safe harbor promulgated by the IRS. Compliance by the Partnership with the safe harbor prevents the Partnership from being treated as a “publicly traded partnership,” potentially taxable as a corporation, under Section 7704 of the Internal Revenue Code. The safe harbor applies if the sum of the percentage interests in Partnership capital or profits represented by Units that are sold or otherwise disposed of during any calendar year does not exceed 5% of the aggregate Partnership interests outstanding. Consistent with the terms of the safe harbor, the Partnership’s public filings indicate that if the Partnership reaches the 5% limitation in any calendar year, then the General Partner may suspend its approval of any further requests for the transfer of Units for the remainder of that calendar year (the “5% Limitation”).

      Section 11.02 of the Partnership Agreement provides that, with certain exceptions not relevant to the Offer, no assignee of a Limited Partner’s interest in the Partnership may be treated as a Substituted Limited Partner unless and until, among other things, the General Partner has given its prior written consent, which consent may be withheld in the General Partner’s absolute discretion.

      Our proposed purchase of Units pursuant to the Offer (i) would exceed the number of Units that may be transferred without triggering the ability of the General Partner to suspend any further transfer of Units (under either or both of the 40% Limitation and the 5% Limitation) and (ii) is likely to cause a termination of the Partnership under Section 708 of the Internal Revenue Code. However, we note that (i) the underlying purposes of the various transfer limitations are (x) to prevent the Partnership from being classified and taxed as a corporation for United States federal income tax purposes, (y) to prevent the Partnership from being treated as a publicly traded partnership for United States federal income tax purposes and (z) to avoid any termination of the Partnership under Section 708 of the Internal Revenue Code; and (ii) based upon the preliminary advice of our tax counsel, we believe that (x) the transfer of Units to us in the Offer should not cause the Partnership to be classified as a corporation or as a publicly traded partnership for United States federal income tax purposes and (y) while the transfer of Units to us in the Offer is likely to cause a termination of the Partnership under Section 708 of the Internal Revenue Code, the effects of the termination should be limited to the relatively circumscribed consequences described above under “SPECIAL FACTORS — Certain United States Federal Income Tax Considerations” and, in any event, should not affect a Unitholder that tenders all of its Units in the Offer.

      Under the terms of and subject to the conditions to the Offer, the tendering Unitholders will be paid promptly following: (i) receipt of a valid, properly and fully executed Agreement of Assignment and Transfer, (ii) confirmation that each of the Proposals has been approved by the requisite consent of Limited Partners and that the Amendments have been adopted and are in full force and effect and (iii) the actual transfer of Units to us. Although we are affiliated with the General Partner and the Partnership, we have not entered into any prior agreement or arrangement with the General Partner to cause the Partnership to recognize the transfer of your Units to us, to admit us as a Substituted Limited Partner with respect to your Units or to provide the written confirmation we refer to above. We reserve the right, in our sole discretion, to pay all (but not less than all) tendering Unitholders before the receipt of this confirmation, which would involve our waiving the conditions in clauses (ii) and (iii) of the first sentence of this paragraph.

4.     Procedure for Accepting the Offer and Tendering Units

Valid Tender

      To participate in the Offer and validly tender your Units, you must complete, in their entirety, the following documents that accompany this Offer to Purchase and Solicitation Statement and return them to our Depositary at the address set forth below (and on the back of this Offer to Purchase and Solicitation Statement) on or before the Expiration Date:

•	The Agreement of Assignment and Transfer; and

•	Any other applicable documents included with the Agreement of Assignment and Transfer or specified in the instructions to that document.

      IF LEGAL TITLE TO THE UNITS IS HELD THROUGH AN IRA, KEOGH OR SIMILAR ACCOUNT, THE AGREEMENT OF ASSIGNMENT AND TRANSFER AND OTHER APPLICABLE DOCUMENTS INCLUDED WITH THE AGREEMENT OF ASSIGNMENT AND TRANSFER OR SPECIFIED IN THE INSTRUCTIONS TO THAT DOCUMENT MUST BE SIGNED BY THE CUSTODIAN OF SUCH IRA OR KEOGH ACCOUNT. FURTHERMORE, YOU MUST AUTHORIZE AND DIRECT THE CUSTODIAN OF SUCH IRA OR KEOGH ACCOUNT TO CONFIRM THE AGREEMENT OF ASSIGNMENT AND TRANSFER.

      These documents must be received by the Depositary by 5:00 P.M., EASTERN TIME, ON OCTOBER [     ], 2003 (or such time until which the Offer is extended) and may be sent by mail, hand delivery, overnight courier or facsimile to:

American Stock Transfer & Trust Company

59 Maiden Lane
New York, NY 10038
Facsimile: 718-234-5001
Telephone: 877-248-6417 (Toll-Free)

We enclose a pre-addressed postage-paid envelope for your convenience.

      The method of delivery of the Agreement of Assignment and Transfer and all other required documents is at your option and risk, and delivery will be deemed made only when actually received by our Depositary. If delivery is by mail, we recommend registered mail with return receipt requested. In all cases, you should allow sufficient time to ensure timely delivery prior to the expiration of the Offer. If delivery is by facsimile, you must also return the original documents, which originals, only, may be received after the Expiration Date provided that the facsimile is received prior to or on the Expiration Date.

      You may tender any or all Units that you own.

Signature Guarantees

      Your signature(s) on the Agreement of Assignment and Transfer must be medallion guaranteed by a commercial bank, savings bank, credit union, savings and loan association or trust company having any office, branch or agency in the United States, a brokerage firm that is a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. (the “NASD”).

Backup Withholding Tax

      To prevent the possible application of backup withholding tax with respect to payment of the Offer Price for your tendered Units, you should (i) provide us with your correct taxpayer identification number and certify that you are not subject to backup withholding tax. These certifications are described in “SPECIAL FACTORS — Certain United States Federal Income Tax Considerations” and in the Agreement of Assignment and Transfer, (ii) insert your taxpayer identification number in the space provided on the signature page to the Agreement of Assignment and Transfer and (iii) complete the Substitute Form W-9 included with the Agreement of Assignment and Transfer, which contains the certifications referred to above. See the instructions to the Agreement of Assignment and Transfer.

FIRPTA Withholding

      To prevent the withholding of federal income tax under Section 1445 of the Internal Revenue Code in an amount equal to 10% of the amount realized by you on your sale of Units (the sum of the Offer Price plus the amount of Partnership liabilities allocable to each Unit tendered), you must properly complete and sign the certification that is included with the Agreement of Assignment and Transfer, under penalties of perjury, that includes your name, address and taxpayer identification number, and in which you certify that you are not a non-United States person. See the instructions to the Agreement of Assignment and Transfer and “SPECIAL FACTORS — Certain United States Federal Income Tax Considerations.”

Appointment as Attorney-in-Fact and Proxy

      By executing an Agreement of Assignment and Transfer as set forth above, and subject to “— Withdrawal Rights” and our acceptance of and payment for your Units, you irrevocably constitute and appoint us and our designees as your true and lawful attorneys-in-fact and proxies, in the manner set forth in the Agreement of Assignment and Transfer, with respect to the Units you tender and we accept for payment (and with respect to any and all other Units or other securities issued or issuable in respect of such Units on or after the Offer Date), with full power of substitution, and to the full extent of your rights (such power of attorney and proxy being deemed to be an irrevocable durable power coupled with an interest and being unaffected by your disability, incapacity, dissolution, termination or bankruptcy) to (i) transfer ownership of such Units on the Partnership’s books to us (and to execute and to deliver any accompanying evidences of transfer and authenticity which we, the Partnership or the General Partner may deem necessary or appropriate in connection therewith, including, without limitation, any documents or instruments required to be executed under a “Transferor’s (Seller’s) Application for Transfer” created by the NASD, if required), (ii) become a Substituted Limited Partner, (iii) receive any and all distributions made or declared by the Partnership after the Offer Date in respect of such Units, (iv) receive all benefits and otherwise exercise all rights of beneficial ownership of such Units in accordance with the terms of the Offer, (v) execute and deliver to the Partnership and/or the General Partner (as the case may be) a change of address form instructing the Partnership to send any and all future distributions to which we are entitled pursuant to the terms of the Offer in respect of tendered Units to the address specified in such form, (vi) endorse any check payable to or upon the order of you representing a distribution to which we are entitled pursuant to the terms of the Offer, in each case on your behalf, in favor of us or any other payee we otherwise designate, (vii) exercise all your voting and other rights as any such attorney-in-fact in its sole discretion may deem proper at any meeting of Unitholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise, (viii) act in such manner as any such attorney-in-fact shall, in its sole discretion, deem proper with respect to the Units, (ix) execute a loss and indemnity agreement relating to the Units on your behalf if you fail to include your original certificate(s) (if any) representing the Units with the Agreement of Assignment and Transfer or (x) commence any litigation that we or our designees, in our sole discretion, deem necessary to enforce any exercise of our or such designees’ powers as your attorneys-in-fact as set forth above.

      Such appointment will be effective upon receipt by us of the Agreement of Assignment and Transfer. Upon such receipt, all prior proxies given by you with respect to such Units (other than pursuant to the Consent Solicitation) will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective).

      The proxy described in this section is separate and apart from the power of attorney and proxy we are seeking from you in the Consent Solicitation to effect the Proposals if they are approved.

Assignment of Entire Interest in the Partnership

      By executing and delivering the Agreement of Assignment and Transfer, you irrevocably sell, assign, transfer, convey and deliver to us all of your right, title and interest in and to the Units tendered and accepted for payment pursuant to the Offer and any distributions (whether cash, non-cash, in-kind or otherwise, including voting rights and other benefits of any nature whatsoever and whenever distributable or allocable to the Units under the Partnership Agreement) issued or issuable in respect of the tendered Units on or after the Offer Date, unconditionally to the extent that the rights appurtenant to the Units may be transferred and conveyed without the consent of the General Partner. In addition, by executing an Agreement of Assignment and Transfer, and not otherwise timely withdrawing pursuant to the provisions of “ —Withdrawal Rights,” you also assign to us all of your rights to receive distributions from the Partnership with respect to the Units which are accepted for payment and purchased pursuant to the Offer, including those cash distributions made or declared on or after the Offer Date.

Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects

      All questions as to the validity, form, eligibility (including time of receipt), payment and acceptance for payment of any tender of Units pursuant to the procedures described above or in “— Acceptance for Payment and Payment for Units” will be determined by us, in our sole discretion, which determination shall be final and binding. We reserve the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the Units tendered may, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defect or irregularity in any tender with respect to any particular Units of any particular Unitholder, and our interpretation of the terms of and conditions to the Offer (including the Agreement of Assignment and Transfer and the instructions thereto) will be final and binding. Neither we nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Units or will incur any liability for failure to give any such notification.

      A tender of Units pursuant to any of the procedures described above will constitute a binding agreement between the tendering Unitholder and us upon the terms of and subject to the conditions to the Offer, including the tendering Unitholder’s representation and warranty that (i) such Unitholder owns the Units being tendered within the meaning of Rule 14e-4 under the Exchange Act and (ii) the tender of such Units complies with Rule 14e-4. Rule 14e-4 requires, in general, that a tendering security holder be able to deliver the security subject to the tender offer, and is of concern particularly to any Unitholder who has granted options to sell or purchase the Units, holds option rights to acquire such securities, maintains “short” positions in the Units (i.e., who has borrowed the Units) or has lent the Units to a short seller. Because of the nature of limited partnership units, we believe that it is unlikely that any option trading or short selling activity exists with respect to the Units. In any event, a Unitholder will be deemed to tender Units in compliance with Rule 14e-4 and the Offer if the holder is the record owner of the Units and the holder (i) delivers the Units pursuant to the terms of the Offer, (ii) causes such delivery to be made, (iii) guarantees such delivery, (iv) causes a guaranty of such delivery or (v) uses any other method of delivery permitted in the Offer.

5.     Withdrawal Rights

      Except as otherwise provided in this section, all tenders of Units pursuant to the Offer are irrevocable, provided that Units tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date, and, if and to the extent that we have not accepted tendered Units for payment by [               ], 2003 (60 days after the date of this Offer to Purchase and Solicitation Statement), at any time thereafter until we have accepted tendered Units for payment.

      For withdrawal to be effective, a written notice of withdrawal must be timely received by us (i.e., a valid notice of withdrawal must be received after the date of this Offer to Purchase and Solicitation Statement but on or before October [     ], 2003, or such other date to which the Offer may be extended) at the address or facsimile number set forth in the attached Agreement of Assignment and Transfer. Any such notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn, must be signed by the same person(s) who signed the Agreement of Assignment and Transfer and must contain a medallion signature guarantee. If the Units are held in the name of two or more persons, all such persons must sign the notice of withdrawal.

      If purchase of, or payment for, Units is delayed for any reason (including because of the terms of the Offer), or if we are unable to purchase or pay for Units for any reason, then, without prejudice to our rights under the Offer, we may retain tendered Units and such Units may not be withdrawn except to the extent that tendering Unitholders are entitled to withdrawal rights as set forth in this section, subject to Rule 14e-1(c) under the Exchange Act, which provides, in part, that no person who makes a tender offer shall fail to pay the consideration offered or return the securities (i.e., Units) deposited by or on behalf of security holders promptly after the termination or withdrawal of the tender offer. In this regard, the SEC has stated (release no. 34-43069, available July 24, 2000) that because transfers of limited partnership interests are subject to delays, an offeror in a tender offer for limited partnership interests may reasonably extend the period for payment without violating the requirement for prompt payment.

      All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by us, in our sole discretion, which determination shall be final and binding. Neither we nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.

      Any Units properly withdrawn will be deemed not to be validly tendered for purposes of the Offer. Withdrawn Units may be re-tendered by following the procedures described in “— Procedure for Accepting the Offer and Tendering Units” at any time before the Expiration Date.

6.     Extension of Tender Period; Termination; Amendment

      We expressly reserve the right, in our sole discretion and regardless of whether any of the conditions set forth in “— Conditions to the Offer” shall have been satisfied, at any time and from time to time, to (i) extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, validly tendered Units and (ii) amend the Offer in any respect, including, without limitation, by increasing or decreasing the consideration offered or the number of Units being sought in the Offer or both or changing the type of consideration. We also expressly reserve the right to terminate the Offer and not accept for payment any Units not theretofore accepted for payment or paid for if there shall fail to occur of any of the conditions specified in “— Conditions to the Offer”. Any extension, termination or amendment will be followed as promptly as practicable by public announcement, the announcement in the case of an extension to be issued no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled

Expiration Date, in accordance with the public announcement requirement of Rule 14d-4(c) under the Exchange Act. Without limiting the manner in which we may choose to make any public announcement, except as provided by applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act), we will have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a release to the Dow Jones News Service. We may also be required by applicable law to disseminate to Unitholders certain information concerning the extensions of the Offer or any other material changes in the terms of the Offer.

      If we extend the Offer or if we (whether before or after our acceptance for payment of Units) are delayed in our payment for Units or are unable to pay for Units pursuant to the Offer for any reason (including because of the terms of the Offer), then, without prejudice to our rights under the Offer, we may retain tendered Units on our behalf, and such Units may not be withdrawn except to the extent that tendering Unitholders are entitled to withdrawal rights as described in “— Withdrawal Rights.” However, our ability to delay payment for Units that we have accepted for payment is limited by Rule 14e-1 under the Exchange Act, which requires that we pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of the Offer. The SEC has stated that an offeror in a tender offer for limited partnership interests may reasonably extend the period for payment without violating Rule 14e-1.

      If we make a material change in the terms of the Offer or the information concerning the Offer or waive a material condition to the Offer (other than the Minimum Condition), we will extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the Offer or information concerning the Offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. With respect to a change in price (including any reduction in price resulting from a cash distribution by the Partnership made or declared on or after the Offer Date) or a change in percentage of securities sought, however, a minimum ten business-day period is generally required to allow for adequate dissemination to security holders and for investor response. As used in this Offer to Purchase and Solicitation Statement, “business day” means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 5:00 p.m., Eastern time.

7.     Conditions to the Offer

      Notwithstanding any other terms of the Offer and in addition to (and not in limitation of) our rights to extend or amend the Offer at any time in our sole discretion, we shall be required to accept for payment and, subject to any applicable rules or regulations of the SEC, to pay for any Units tendered, only if (and we may postpone the acceptance for payment or, subject to the restriction referred to above, the payment for any Units tendered, unless): (A) all authorizations, consents, orders or approvals of, or declarations or expirations of waiting periods imposed by any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, necessary for the completion of the transactions contemplated by the Offer shall have occurred or been obtained at any time before the time of payment for the Units (whether or not Units have theretofore been accepted for payment); (B) no preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency, which imposes or confirms a prohibition on our ability to complete the Offer or effect the Merger; shall have been issued and remain in effect at any time before the time of payment for the Units (whether or not Units have theretofore been accepted for payment) (C) at least a majority of all issued and outstanding Units shall have been validly tendered and not withdrawn on or before the Expiration Date (the “Minimum Condition”); (D) on or before the Expiration Date the Purchaser shall have received the valid written consent to each of the Proposals, which consent shall not have been revoked, by Limited Partners who collectively hold more than 50% of the Units; (E) on or before the Expiration Date, the Amendments shall have been adopted and shall be in full force and effect; (F) on or before the Expiration Date, no legal or governmental action would prohibit the purchase of Units tendered in the Offer; and (G) on or before the Expiration Date we determine, in our reasonable judgment, that none of the following conditions shall exist:

(a) a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency, other than an injunction or other order described in clause (B) above, shall have been issued and shall remain in effect which, in our view, (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment of or payment for any Units by us or the consummation of the Merger, (ii) imposes, confirms or seeks to impose or confirm limitations on our ability effectively to exercise full rights of ownership of any Units, including, without limitation, the right to vote any Units acquired by us pursuant to the Offer or the Merger or otherwise on all matters properly presented to the Partnership’s Unitholders, (iii) requires divestiture by us of any Units, (iv) might cause any material diminution of the economic benefits expected to be derived by us or any of our affiliates as a holder of Units or the voting or other rights expected to be derived by us or any of our affiliates as a Limited Partner, in each case as a result of the transactions contemplated by the Offer or the Merger, (v) might materially adversely affect our or the Partnership’s business, properties, assets, liabilities, financial condition, capitalization, partners’ equity, licenses, franchises, tax status, operations, results of operations or prospects, (vi) challenges the acquisition by us of the Units or seeks to obtain any material damages as a result thereof or (vii) challenges or adversely affects the Offer or the Merger;

(b) there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer or the Merger by any federal or state court, government or governmental authority or agency, other than the application of the waiting period provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), which might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vii) of paragraph (a) above;

(c) there shall have been threatened or instituted or be pending any action, proceeding, application, audit, claim or counterclaim by any government or governmental authority or agency, or any other person, domestic or foreign, or by or before any court or governmental, regulatory or administrative agency, authority or tribunal, domestic, foreign or supranational, which might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vii) of paragraph (a) above;

(d) any change, development, condition or event shall have occurred or been threatened since December 31, 2002, in the business, properties, assets, liabilities, financial condition, capitalization, partners’ equity, licenses, franchises, tax status, operations, results of operations or prospects of the Partnership, which, in our reasonable judgment, is or may be adverse to the Partnership, or we shall have become aware of any fact that, in our reasonable judgment, does or may have an adverse effect on the value of the Units;

(e) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (iii) any limitation (whether or not mandatory) by any governmental authority, or other event which might have a material adverse effect, on the extension of credit by banks or lending institutions or which might result in any imposition of currency controls in the United States, (iv) a commencement or material escalation of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States that, in each case, materially adversely affects the domestic business or leisure travel industry or (v) a material change in United States or other currency exchange rates or a suspension or limitation on the currency markets;

(f) (i) any of the following shall occur, or the General Partner or the Partnership shall propose to effect any of the following: (A) a material change in the capital structure of the Partnership, (B) a material change in the obligations or rights of Unitholders with respect to the Partnership, (C) a material change in the indebtedness secured by, or to the management agreement relating to, the Michigan Avenue Hotel, (D) a material change in the ownership or management of the Partnership, (E) an issuance or sale of any Units or rights to receive Units, conditional or otherwise, (F) a distribution (whether cash, non-cash, in-kind or otherwise) with respect of the Units; or (ii) any event shall occur that materially damages or causes a material impairment of the Michigan Avenue Hotel or prevents the Michigan Avenue Hotel from operating as a hotel in a manner substantially similar to the manner in which it was operating as a hotel as of the date of this Offer to Purchase and Solicitation Statement;

(g) the Partnership or any of its subsidiaries shall have authorized, recommended, proposed or announced an agreement or intention to enter into an agreement, with respect to any merger, consolidation, liquidation or business combination, any acquisition or disposition of a material amount of assets or securities or any comparable event, not in the ordinary course of business consistent with past practices;

(h) the failure to occur of any approval or authorization by any federal or state authorities necessary for the completion of the purchase of all or any part of the Units to be acquired hereby, which in our reasonable judgment in any such case, and regardless of the circumstances (including any action of ours) giving rise thereto, makes it inadvisable to proceed with such purchase or payment;

(i) we shall become aware that any material right of the Partnership or any of its subsidiaries under any governmental license, permit or authorization relating to any environmental law or regulation is reasonably likely to be impaired or otherwise adversely affected as a result of, or in connection with, the Offer or the Merger;

(j) the Partnership or its General Partner shall have amended, or proposed or authorized any amendment to, the Partnership Agreement (other than the Amendments) or we shall have become aware that the Partnership or its General Partner has proposed any such amendment; or

(k) there is a material possibility that the acceptance by us of the Units tendered and not withdrawn pursuant to the Offer or the transfer of such Units to us would cause the Partnership to be classified as a corporation or as a publicly traded partnership, within the meaning of Section 7704 of the Internal Revenue Code.

      Notwithstanding anything to the contrary in this Offer to Purchase and Solicitation Statement, the foregoing conditions are for the sole benefit of us and our affiliates and may be asserted by us regardless of the circumstances giving rise to such conditions (including, without limitation, any action or inaction by us or any of our affiliates) or may be waived by us in whole or in part at any time and from time to time in our sole discretion on or after the Offer Date and on or before the Expiration Date (other than the Minimum Condition set forth in clause (C) of the first paragraph of this Section 7, which we shall not waive, and other than the conditions in clauses (A) and (B) of the first paragraph of this Section 7, which may be asserted or waived at any time or from time to time on or after the Offer Date and before the time of payment for the Units). Our failure, at any time, to exercise the foregoing rights will not be deemed a waiver of such rights, which will be deemed to be ongoing and may be asserted at any time and from time to time on or after the Offer Date and on or before the Expiration Date (other than the condition in clause (C) of the first paragraph of this Section 7, which we shall not waive, and other than condition in clauses (A) and (B) of the first paragraph of this Section 7, which may be asserted at any time or from time to time on or after the Offer Date and before the time of payment for the Units). Any determination by us concerning the events described above will be final and binding upon all parties.

8.     Certain Legal Matters; Required Regulatory Approvals

General

      Except as set forth in this Section, based on our review of publicly available filings by the Partnership with the SEC and other publicly available information regarding the Partnership, we are not aware of (i) any filings, approvals or other actions by any domestic or foreign governmental or administrative or regulatory agency that would be required before the acquisition of Units by us pursuant to the Offer other than the filing of a Tender Offer Statement on Schedule TO (which has been filed) and any required amendments thereto or (ii) any licenses or regulatory permits that would be material to the business of the Partnership, taken as a whole, and that might be adversely affected by our acquisition of Units as contemplated in this Offer to Purchase and Solicitation Statement. Should any such approval or other action be required, it is our intention that such additional approval or action would be sought. While we have no intent to delay the purchase of Units tendered pursuant to the Offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Partnership’s business, or that certain parts of the Partnership’s business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action, any of which could cause us to elect to terminate the Offer without purchasing Units thereunder. Our obligation to purchase and pay for Units is subject to certain conditions, including conditions related to the legal matters discussed in this Section 8.

Antitrust

      Under the HSR Act, and the rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be completed until certain information and documentary material has been furnished for review by the Antitrust Division of the Department of Justice and the FTC and certain waiting period requirements have been satisfied. We do not believe that the HSR Act is applicable to the acquisition of Units pursuant to the Offer.

ERISA

      By executing and returning the Agreement of Assignment and Transfer, a Unitholder will be representing that either (a) the Unitholder is not subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or Section 4975 of the Internal Revenue Code, or an entity deemed to hold “plan assets” within the meaning of 29 C.F.R. Section 2510.3-101 et seq., or (b) the tender and acceptance of Units pursuant to the Offer will not result in a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code.

Margin Requirements

      The Units are not “margin securities” under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, such regulations are not applicable to the Offer.

State Takeover Laws

      A number of states have adopted anti-takeover laws which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations or other entities which are incorporated or organized in such states or which have substantial assets, substantial numbers of security holders or principal executive officers or principal places of business in such states. Although we have not attempted to comply with any state anti-takeover statutes in connection with the Offer, we reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, and nothing in this Offer to Purchase and Solicitation Statement nor any action taken in connection therewith is intended as a waiver of such right. If any state anti-takeover statute is applicable to the Offer, we might be unable to accept for payment or purchase Units tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, we may not be obliged to accept for purchase or pay for any Units tendered.

THE CONSENT SOLICITATION

1.     Record Date; Outstanding Units; Voting Rights

      Only a holder of Units of record at the close of business on [     ], 2003 who has been admitted as a Limited Partner, shall be entitled to vote by written consent on the Proposals. According to the Partnership’s Second Quarter 10-Q, as of August 1, 2003, there were 6,710 holders of record of the 135,600 Units issued and outstanding. As of the date of this Offer to Purchase and Solicitation Statement, we do not own, and to the best of our and Starwood’s knowledge, none of our affiliates owns, any Units. Each Unitholder who has been admitted to the Partnership as a Limited Partner is entitled to cast one vote for each Unit held of record.

      For a description of the ownership of the Units by certain persons, see “CERTAIN INFORMATION CONCERNING PURCHASER, STARWOOD, THE GENERAL PARTNER AND THE PARTNERSHIP — Equity Interest in the Partnership.”

2.     The Proposals; Effective Time of the Proposals; Vote Required

      We are soliciting your consent to each of the matters described in the Proposals to facilitate and expedite your transfer and our ownership of Units tendered in the Offer and our ability promptly to effect the Merger. By granting your consent to a Proposal described below, you will also be appointing us as your attorney-in-fact and proxy for the purpose of taking any action we consider necessary or desirable to effect that Proposal. The form of the power of attorney and proxy is set forth in its entirety on the Consent Form. As to each Proposal, your abstention or failure to return timely the enclosed Consent Form will have the same effect as not consenting to the Proposal.

      We intend to use our power-of-attorney and proxy to submit to the Partnership, on behalf of consenting Unitholders, any Proposal that is approved by the requisite consent described in this section.

 Proposal No. 1. Solicitation of Consents to Submit the Amendments and a Statement of Purpose of the Amendments to the General Partner on Your Behalf, as Your Agent and Attorney-In-Fact.

      We refer to the Proposal described in this subsection as “Proposal No. 1.”

•	Background

      Pursuant to Section 14.01(a)(ii) of the Partnership Agreement, amendments to the Partnership Agreement may be proposed by Limited Partners owning 10% or more of the Units. Any amendments submitted pursuant to that section must be accompanied by a statement of purpose of such amendments. Also pursuant to Section 14.01(a)(ii) of the Partnership Agreement, the General Partner is required, within 20 days after receipt of a proposed amendment submitted as described above, to give notice to all Limited Partners of the proposed amendment and statement of purpose, together with the views, if any, of the General Partner with respect to the proposed amendment.

•	Solicitation of Consents and Effect

      In order to facilitate the adoption of the Amendments described under “— Proposal No. 2” below, we are seeking your consent to submit the Amendments and a statement of purpose of the Amendments to the General Partner on your behalf, as your agent and attorney-in-fact. If the following statement of purpose is approved, and if any or all of the Amendments are approved, we intend to submit both to the General Partners on your behalf as your agent and attorney-in-fact:

•	“The purposes of the proposed amendments to the Partnership Agreement are to facilitate (i) transfers by Limited Partners of their Units in connection with certain cash tender offers for all of the Units and (ii) the approval of mergers to be consummated following completion of certain tender offers for all of the Units.”

•	Vote Required and Effective Time

      The vote required for the approval of Proposal No. 1 is the vote of Limited Partners owning 10% or more of the Units.

Proposal No. 2. Solicitation of Consents to the Amendments.

      We refer to the Proposal described in this subsection as “Proposal No. 2.”

•	Background

      As described in “THE TENDER OFFER — Transfer Restrictions,” provisions in Article 11 of the Partnership Agreement currently restrict or delay your ability to transfer your Units in the Offer. In addition, provisions of the Partnership Agreement, Delaware law and the federal securities law have the effect of restricting or delaying the Merger.

•	Solicitation of Consents and Effect

      We are seeking your consent to the Amendments set forth in Annex E to facilitate your transfer of Units and the Merger. Because the Amendments address a number of different matters, the Consent Form provides for a separate consent to each of these matters. The descriptions of the Amendments in this section are qualified in their entirety by reference to the full text of the Amendments that appears in Annex E to this Offer to Purchase and Solicitation Statement.

      We are proposing to amend the Partnership Agreement to add the defined terms “Qualified Tender Offer” and “Qualified Merger.” These two defined terms would be used in the amendment to Article 11 described below, which would, among other things, prohibit the General Partner and the Partnership from applying transfer restrictions or suspending transfers in connection with these two types of transactions. The Merger and the Offer (if it is successful) would meet the definitions of Qualified Merger and Qualified Tender Offer, respectively.

•	“Qualified Tender Offer.” Qualified Tender Offer would be defined as an offer to purchase all Units for cash in which (i) the offeror publicly discloses an intention to consummate a Qualified Merger following completion of such offer and (ii) at least a majority of the outstanding Units are validly tendered and are accepted for payment by the offeror.

•	“Qualified Merger.” Qualified Merger would be defined as the merger of the Partnership, following a Qualified Tender Offer, with or into a limited partnership or other business entity in accordance with Section 17-211 of the DRULPA and the amended Partnership Agreement, where (i) such other entity is the offeror in such Qualified Tender Offer or an affiliate thereof and (ii) the consideration provided for in such merger is the same as the consideration offered in such Qualified Tender Offer.

      We are also proposing to amend the Partnership Agreement to add a new Section 11.04 to the end of Article 11. The new section would provide, among other things, that, notwithstanding anything to the contrary in Article 11 or elsewhere in the Partnership Agreement:

•	None of the transfer restrictions set forth in Article 11 would apply to transfers in connection with Qualified Tender Offers or Qualified Mergers. These transfer restrictions include those described above under “THE TENDER OFFER — Transfer Restrictions,” which could otherwise restrict the transfer of your Units in connection with the Offer or the Merger.

•	The General Partner would not be permitted to suspend transfers in connection with Qualified Tender Offers or Qualified Mergers. This amendment would, among other things, remove the General Partner’s ability to suspend transfers in connection with the Offer or the Merger due to the 40% Limitation described above under “THE TENDER OFFER — Transfer Restrictions” or for any other reason.

•	The transfers of Units in connection with Qualified Tender Offers or Qualified Mergers would be recognized immediately, rather than only on the last business day of a calendar quarter. This amendment would allow us to promptly complete the Offer and pay you for your Units as promptly as practicable. In the absence of this amendment, we might not pay you for your Units until January 2004. See “THE TENDER OFFER — Acceptance for Payment and Payment for Units.”

•	Simultaneous with any transfer of Units in connection with Qualified Tender Offers or Qualified Mergers, the transferee would be deemed automatically admitted to the Partnership as a Substituted Limited Partner. This amendment would remove the General Partner’s discretion to refuse to admit us as a Substituted Limited Partner following successful completion of the Offer. In the absence of this amendment, even if we acquire Units in the Offer, we may not be entitled or able to exercise all the rights of a Limited Partner.

•	The General Partner would be prohibited from giving effect to any other transfer restriction in connection with Qualified Tender Offers or Qualified Mergers, whether or not in the Partnership Agreement. This amendment would prevent the General Partner from implementing transfer policies outside the terms of the Partnership Agreement to restrict our ability to buy your Units in the Offer or to complete the Merger. Accordingly, it would prevent the General Partner from giving effect to the 5% Limitation described above under “THE TENDER OFFER — Transfer Restrictions,” which, according to the Partnership, is designed to prevent the Partnership from being treated as a “publicly traded partnership” under the Internal Revenue Code.

      Finally, we are proposing to amend the Partnership Agreement to add a new Section 15.07.

•	This section would permit a Qualified Merger to be effected upon the consent of Limited Partners who collectively hold more than 50% of the Units, without the consent of the General Partner. The purpose of this amendment is to facilitate the Merger and other qualified mergers consummated following tender offers for all of the Units that are successfully completed for a majority of the Units. To give the Limited Partners a meaningful choice if a third party makes a competing bid for all of the Units, we have drafted the Amendments to apply to any cash tender offer for all of the Units and a subsequent “backend” merger on the same economic terms as such Offer. Accordingly, if the Proposals are adopted but we do not complete our Offer, the Amendments contemplated by the Proposals would become effective and would facilitate other qualifying tender offers for the Units.

•	Vote Required and Effective Time

      Pursuant to Section 14.01(b), amendments that have been proposed in accordance with Section 14.01(a) are adopted if approved by the consent of Limited Partners who collectively hold more than 50% of the Units. Therefore, the vote required for the approval of Proposal No. 2 is the vote of Limited Partners owning more than 50% of the Units. We intend for the Amendments to become effective as soon as practicable following the end of the Solicitation Period, but in any event before we pay for or assume ownership of the Units in the Offer.

Proposal No. 3. Solicitation of Consents to the Merger and Merger Agreement.

      We refer to the Proposal described in this subsection as “Proposal No. 3.”

•	Background

      Upon the approval of Proposal No. 2 and the adoption of the Amendments contemplated by Proposal No. 2 and assuming successful completion of the Offer, the approval of Limited Partners who collectively hold more than 50% of the Units will be required under the Partnership Agreement to approve the Merger and the Merger Agreement (as defined below).

•	Solicitation of Consents and Effect

      We are seeking your consent to the Merger and the Merger Agreement (as defined below), to be effective immediately upon the adoption of the Amendments and immediately before we pay for or assume ownership of the Units in the Offer. The Merger would be consummated after we assume ownership of the Units in the Offer pursuant to a merger agreement substantially in the form attached as Annex F to this Offer to Purchase and Consent Solicitation (the “Merger Agreement”). We reserve the right to make changes to the Merger Agreement at any time prior to effecting the Merger, so long as those changes do not adversely affect the interests of Unitholders that have consented to this Proposal No. 3. Without limiting the foregoing, while the Merger Agreement contemplates the merger of Purchaser with and into the Partnership (or another affiliate of Starwood), we reserve the right instead to cause the Partnership to merge with and into Purchaser (or another affiliate of Starwood).

•	Vote Required and Effective Time

      Following the effectiveness of Proposal No. 2, the vote required for the approval of Proposal No. 3 will be the vote of Limited Partners owning more than 50% of the Units. We intend for the Merger to become effective as soon as practicable following the end of the Solicitation Period. See “— Effective Time of the Merger.”

3.     Solicitation Period

      The solicitation period is the time during which Unitholders may vote for or against the Proposals (the “Solicitation Period”). The Solicitation Period will commence upon delivery of this Offer to Purchase and Solicitation Statement and will continue until 5:00 p.m., Eastern time, on October [     ], 2003, unless the Offer is extended by Purchaser, in which case the Solicitation Period will be extended to such later date that coincides with the Expiration Date of the Offer.

4.     Voting and Revocation of Consents

      A GREEN consent form (the “Consent Form”) is included with this Offer to Purchase and Solicitation Statement. The Consent Form should be properly executed and received by the Depositary by 5:00 P.M., EASTERN TIME, ON OCTOBER [     ], 2003 (or such later time to which the expiration of the Solicitation Period may be extended) and may be sent by mail, hand delivery, overnight courier or facsimile to the Depositary:

American Stock Transfer & Trust Company

59 Maiden Lane
New York, NY 10038
Facsimile: 718-234-5001
Telephone: 877-248-6417 (Toll-Free)

      We enclose a pre-addressed postage-paid envelope for your convenience. For the Consent Forms transmitted via facsimile to be valid, the entire Consent Form (front and back) must be received by the Depositary. Consent Forms transmitted via facsimile will be deemed to have been received and dated on the date they are actually received by the Depositary. If delivery is by facsimile, you must also return the original Consent Form, which original, only, may be received after the Expiration Date provided that the facsimile is received prior to or on the Expiration Date.

      Consent Forms may be revoked and votes may be changed at any time on or prior to the Expiration Date. For a revocation or change of vote to be effective, you must execute and deliver to the Depositary, on or prior to the Expiration Date, a subsequently dated Consent Form or a written notice to the Depositary stating that you revoke your consent or change your vote as to any or all Proposals. Unitholders may submit a subsequently dated Consent Form or written notice via mail, hand delivery, overnight courier or facsimile, provided that it is received by the Depositary on or prior to the Expiration Date. For subsequently dated Consent Forms transmitted via facsimile to be valid, the entire subsequently dated Consent Forms (front and back) must be received by the Depositary on or prior to the Expiration Date. Any subsequently dated Consent Form or written revocation notices transmitted via facsimile will be deemed to have been received and dated on the date they are actually received by the Depositary. If delivery is by facsimile, you must also return the original documents, which originals, only, may be received after the Expiration Date provided that the facsimile is received prior to or on the Expiration Date.

      All properly executed Consent Forms that are received and not withdrawn prior to the Expiration Date will become binding and irrevocable after the Expiration Date and will be deemed to be coupled with an interest. Consent Forms will be effective only when actually received by the Depositary on or prior to the Expiration Date. Valid Consent Forms submitted prior to the Expiration Date will remain valid and outstanding after the Expiration Date and will be voted in accordance with the instructions contained therein. Consent Forms or notices of a change of vote dated after the Expiration Date will not be valid.

      Questions concerning (1) how to complete the Consent Form, (2) where to remit the Consent Form or (3) how to obtain additional Consent Forms should be directed to the Information Agent, D.F. King & Co., Inc., at 1-888-605-1957 (Toll-Free).

      In accordance with Exchange Act Rule 14a-3(e)(1), only one Offer to Purchase and Solicitation Statement is being delivered to two or more Unitholders who share an address, unless the Partnership has received contrary instructions from one or more of the Unitholders. We undertake to deliver promptly upon written or oral request a separate copy of the Offer to Purchase and Solicitation Statement to a Unitholder at a shared address to which a single copy of the documents was delivered. If you are a Unitholder who shares an address and wish to receive a separate copy of the Offer to Purchase and Solicitation Statement, of if you and the other Unitholder(s) who share an address have received multiple copies of this Offer to Purchase and Solicitation Statement and you wish to request delivery of a single copy of all future transmittals with respect to this Offer to Purchase and Solicitation Statement, you should contact the Information Agent:

D. F. King & Co., Inc.

48 Wall Street
New York, NY 10005
1-888-605-1957 (Toll-Free)

5.     Effective Time of the Merger

      As soon as practicable after all conditions to the Merger have been satisfied (or waived, if waivable), the General Partner will file a certificate of merger with the Secretary of State of Delaware substantially in the form attached as Exhibit A to the Merger Agreement (the “Certificate of Merger”). The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of Delaware or upon such later date and time as is provided in the Certificate of Merger.

6.     No Special Meeting

      The Partnership Agreement does not require a special meeting of the Unitholders to consider the Merger, Amendments or Proposals. Accordingly, no special meeting of the Unitholders will be held.

7.     Appraisal Rights

      The Partnership was formed under the DRULPA. Under the DRULPA, a limited partnership agreement or a merger agreement may contractually provide for appraisal rights with respect to limited partnership interests. Neither the Partnership Agreement nor the Merger Agreement we intend to submit on your behalf provides or will provide for an appraisal of Units in connection with the Merger.

8.	Interests of Certain Persons in the Matters to be Acted Upon

      In considering whether to vote for or against the Proposals, you should carefully review the sections of this Offer to Purchase and Solicitation Statement that address the potential conflicts of interest inherent in this transaction that arise out of our and Starwood’s relationships to the General Partner and the Partnership. See “SPECIAL FACTORS — Risk Factors — The General Partner may have a conflict of interest with respect to the Offer,” “SPECIAL FACTORS — Transactions, Negotiations and Agreements,” and “CERTAIN INFORMATION CONCERNING PURCHASER, STARWOOD, THE GENERAL PARTNER AND THE PARTNERSHIP.”

9.     Costs of the Consent Solicitation

      All of the costs of the Consent Solicitation will be borne by Starwood and Purchaser.

OTHER MATTERS

1.     Certain Fees and Expenses

      We have retained D. F. King & Co., Inc. as Information Agent in connection with the Offer and Consent Solicitation. The Information Agent may contact Unitholders by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee Unitholders to forward material relating to the Offer and Consent Solicitation to beneficial owners. The Information Agent has not been retained to make solicitations or recommendations in its role as Information Agent. Customary compensation will be paid for all such services in addition to reimbursement of reasonable out-of-pocket expenses. We have agreed to indemnify the Information Agent against certain liabilities and expenses, including liabilities under the United States federal securities laws.

      In addition, we have retained American Stock Transfer & Trust Company as the Depositary. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. The Depositary will receive reasonable and customary compensation for its services in connection with the Offer and Consent Solicitation, will be reimbursed for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses in connection therewith.

      We will not reimburse any costs that the Partnership may incur in connection with the Offer and Consent Solicitation.

      The following table presents the estimated fees and expenses to be incurred by us in connection with the Offer and Consent Solicitation:

Legal fees and expenses	$750,000

Printing and mailing costs	100,000

Filing fees	6,582

Depositary fees	45,000

Information Agent	50,000

Transfer fees	335,500

Miscellaneous	212,918

Total	$1,500,000

      Except as set forth above, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Units or submission of consents pursuant to the Offer and Consent Solicitation. Brokers, dealers, commercial banks and trust companies and other nominees will, upon request, be reimbursed by us for customary clerical and mailing expenses incurred by them in forwarding materials to their customers. We have not made any provisions in connection with the Offer and Consent Solicitation for Unitholders to access the Partnership’s files or to obtain counsel or legal advice at our expense.

2.	Available Information; Incorporation by Reference

      Each of the Partnership and Starwood is subject to the reporting requirements of the Exchange Act and is required to file periodic reports, proxy statements and other documents with the SEC relating to its business, financial condition and other matters. In addition, Windy City and Kalmia are required to file certain documents with the SEC relating to their respective offers pursuant to the reporting requirements of the Exchange Act. Such reports, proxy statements and other documents may be examined and copies may be obtained from the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC’s Web site at http://www.sec.gov. Copies should be available by mail upon payment of the SEC’s customary charges by writing to the SEC’s principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549. We incorporate by reference into this Offer to Purchase and Solicitation Statement (1) the Partnership’s 2002 10-K (a copy of which accompanies this Offer to Purchase and Solicitation Statement), (2) the Partnership’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003, (3) the Partnership’s Second Quarter 10-Q, and (4) the Partnership’s Current Report on Form 8-K dated July 25, 2003. Copies of the reports, opinions, and appraisals described herein are available for inspection and copying at the principal executive offices of Starwood during regular business hours by any Unitholder or its representative who has been so designated in writing, and will be provided to any such Unitholder or representative upon written request at the expense of the requesting party. Unitholders interested in obtaining a copy of any such report, opinion, or appraisals should contact Starwood at 1111 Westchester Avenue, White Plains, New York 10604, Attention: General Counsel. We and Starwood disclaim any responsibility for the information included in the Partnership’s reports filed with the SEC, other than any responsibility Starwood may have as the parent company of the General Partner. We and Starwood disclaim any responsibility for the reports, statements, appraisals, opinions and other documents of any other person.

3.	No Appraisal Rights

      Appraisal rights are not available in the Offer or the Merger.

4.	Miscellaneous

      THE OFFER IS BEING MADE TO ALL UNITHOLDERS, BENEFICIAL OWNERS AND ASSIGNEES, ALL TO THE EXTENT KNOWN BY PURCHASER. THE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) UNITHOLDERS IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. PURCHASER IS NOT AWARE OF ANY JURISDICTION WITHIN THE UNITED STATES IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD BE ILLEGAL.

      No person has been authorized to give any information or to make any representation on our behalf not contained in this Offer to Purchase and Solicitation Statement or in the Agreement of Assignment and Transfer and, if given or made, such information or representation must not be relied upon as having been authorized.

      Pursuant to Rules 14d-3 and 13e-3 of the General Rules and Regulations under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer. Pursuant to Regulation 14A under the Exchange Act, we have filed with the SEC a Proxy Statement on Schedule 14A. Such statements and any amendments thereto, including exhibits, may be inspected and copies may be obtained at the same places and in the same manner as set forth with respect to information concerning the Partnership in “OTHER MATTERS — Available Information; Incorporation by Reference.”

WHLP ACQUISITION LLC

SEPTEMBER [     ], 2003

SCHEDULE I

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF STARWOOD HOTELS & RESORTS WORLDWIDE, INC. AND PURCHASER

DIRECTORS AND EXECUTIVE OFFICERS OF STARWOOD

      The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Starwood are set forth below. The business address of each officer is care of Starwood Hotels & Resorts Worldwide, Inc., 1111 Westchester Avenue, White Plains, NY 10604. None of the directors and officers of Starwood listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, United States federal or state securities laws, or a finding of any violation of United States federal or state securities laws. All directors and officers listed below are citizens of the United States. Directors are identified by an asterisk.

Directors and Executive Officers of Starwood

		Current Principal Occupation or Employment
Name	Age	and Five-Year Employment History

Charlene Barshefsky*	53	Ambassador Barshefsky is currently Senior International Partner at the law firm of Wilmer, Cutler & Pickering. From March 1997 to January 2001 Ambassador Barshefsky was the United States Trade Representative, the chief trade negotiator and principal trade policy maker for the United States and a member of the Cabinet of the President of the United States.
		The address of Wilmer, Cutler & Pickering is 2445 M. Street, NW Washington, D.C. 20037

Ronald C. Brown	48	Mr. Brown has been the Executive Vice President and Chief Financial Officer of Starwood since March 1998.

Jean-Marc Chapus*	43	Mr. Chapus has been Group Managing Director and Portfolio Manager of Trust Company of the West, an investment management firm, and President of TCW/ Crescent Mezzanine L.L.C., a private investment fund, since March 1995.
		The address of Trust Company of the West is 11100 Santa Monica Boulevard, Suite 2000, Los Angeles, CA 90025.

Robert F. Cotter	51	Mr. Cotter has been the Chief Operating Officer of Starwood since February 2000. From December 1999 to February 2000, he was President, International Operations, and from March 1998 to December 1999, he served as President, Europe. Before joining Starwood, Mr. Cotter was President, Sheraton Europe Division, from June 1994 to March 1998 and previously held various other positions with Sheraton, including President, Sheraton Asia-Pacific Divisions, and numerous sales and marketing positions in the United States and Asia.

Theodore W. Darnall	45	Mr. Darnall has been the President of the Real Estate Group since August 2002. From July 1999 to August 2002, he was the President of Starwood’s North America Group. From April 1998 to July 1999 Mr. Darnall was Executive Vice President, North America Operations. Mr. Darnall was also Executive Vice President and COO of Starwood Lodging between April 1996 and April 1998.

		Current Principal Occupation or Employment
Name	Age	and Five-Year Employment History

Bruce W. Duncan*	51	Mr. Duncan is currently President, Chief Executive Officer and Trustee of Equity Residential (“EQR”), the largest publicly traded apartment company in the United States. He joined EQR in April 2002. From April 2000 until March 2002 he was a private investor. From December 1995 until March 2000 Mr. Duncan served as Chairman, President and Chief Executive Officer of The Cadillac Fairview Corporation Limited, a real estate operating company.
		The address of EQR is 2 N. Riverside Drive, Suite 400, Chicago, IL 60606

Steven M. Hankin	42	Mr. Hankin has been the President of Starwood Technology and Revenue Systems (“STARS”) since June 2000. He joined Starwood as Senior Vice President of Strategic Planning in October 1999 and held that position until May 2000, when he became the Executive Vice President of Starwood and President — STARS. From October 1986 to September 1999, he was a partner at McKinsey & Company, Inc., an international management consulting firm.

Eric Hippeau*	51	Mr. Hippeau has been Managing Partner of Softbank Capital Partners, an Internet venture capital firm, since March 2000. Mr. Hippeau served as Chairman and Chief Executive Officer of Ziff-Davis Inc., an integrated media and marketing company, from 1993 to March 2000 and held various other positions with Ziff-Davis from 1989 to 1993.
		The address of Softbank is 461 Fifth Avenue, New York, NY 10017.

George J. Mitchell*	69	Mr. Mitchell has been a partner in the law firm of Piper Rudnick since October 2002. From January 1995 to October 2002 he was Special Counsel to the law firm of Verner, Liipfert, Bernhard, McPherson and Hand, Chartered and served as chairman of that firm from November 2001 to October 2002. He served as a United States Senator from January 1980 to January 1995, and was the Senate Majority Leader from 1989 to 1995. From 1995 to 1997, Senator Mitchell served as the Special Advisor to the President of the United States on economic initiatives in Ireland. Subsequently, at the request of the British and Irish Governments, he served as Chairman of the peace negotiations in Northern Ireland.
		The address of Piper Rudnick is 901 15th Street, NW Suite 700 Washington, DC 20005-2301

David K. Norton	47	Mr. Norton has been the Executive Vice President — Human Resources of Starwood Corporation and Vice President — Human Resources of Starwood Hotels and Resorts, a subsidiary of Starwood, since May 2000. Before joining Starwood, Mr. Norton held various positions with PepsiCo, Inc. from September 1990 to April 2000, including Senior Vice President, Human Resources of Frito-Lay, a division of PepsiCo, from November 1995 to April 2000 and Senior Vice President, Human Resources of PepsiCo Food Systems from December 1994 to October 1995.

		Current Principal Occupation or Employment
Name	Age	and Five-Year Employment History

Stephen R. Quazzo*	43	Mr. Quazzo has been the Managing Director, Chief Executive Officer and co-founder of Transwestern Investment Company, L.L.C., a real estate principal investment firm, since March 1996. From April 1991 to March 1996, Mr. Quazzo was President of Equity Institutional Investors, Inc., a subsidiary of Equity Group Investments, Inc., a Chicago-based holding company controlled by Samuel Zell.
		The address of Transwestern Investment Company, L.L.C. is 150 N. Wacker, Suite 800, Chicago, IL 60606.

Thomas O. Ryder*	58	Mr. Ryder has been Chairman of the Board, Chief Executive Officer and a Director of The Reader’s Digest Association, Inc., since April 1998. Mr. Ryder was President, American Express Travel Related Services International, a division of American Express Company, which provides travel, financial and network services, from October 1995 to April 1998.
		The address of Readers Digest Association, Inc. is Readers Digest Road, Pleasantville, New York 10570

Kenneth S. Siegel	47	Mr. Siegel has been the Executive Vice President and General Counsel of Starwood, and the Vice President and General Counsel of Starwood Hotels & Resorts, a Maryland real estate investment trust (the “Trust”), since November 2000. In February 2001, he was also appointed as the Secretary to the Corporation and the Trust. Mr. Siegel was formerly the Senior Vice President and General Counsel of Gartner, Inc., a provider of research and analysis on information technology industries, from January 2000 to November 2000. Before that time, he served as Senior Vice President, General Counsel and Corporate Secretary of IMS Health Incorporated, an information services company, and its predecessors from February 1997 to December 1999. Before that time, Mr. Siegel was a Partner in the law firm of Baker & Botts, LLP.

Barry S. Sternlicht*	42	Mr. Sternlicht has been the Chairman and Chief Executive Officer of the Company since September 1997 and January 1999, respectively. Mr. Sternlicht has served as Chairman and Chief Executive Officer of the Trust, since January 1995. Mr. Sternlicht also has been the President and Chief Executive Officer of Starwood Capital Group, L.L.C. (“Starwood Capital”) and its predecessor entities since its formation in 1991. Mr. Sternlicht was Chief Executive Officer of iStar Financial, Inc. (“iStar”), a publicly held real estate investment firm, from September 1996 to November 1997 and served as the Chairman of the Board of Directors of iStar from September 1996 to April 2000.

Daniel W. Yih*	43	Mr. Yih has been a Principal with GTCR Golder Rauner, LLC, a private equity firm, since March 2001. From June 1995 until March 2000, Mr. Yih was a general partner of Chilmark Partners, L.P., a private equity firm.
		The address of GTCR Golder Rauner, LLC is 233 South Wacker Drive, Suite 6100, Chicago, IL 60606

		Current Principal Occupation or Employment
Name	Age	and Five-Year Employment History

Kneeland C. Youngblood*	47	Mr. Youngblood has been a managing partner of Pharos Capital Group, L.L.C., a private equity fund focused on technology companies, business service companies and health care companies, since January 1998. From July 1985 to December 1997 he was in private medical practice.
		The address of Pharos Capital Group, L.L.C., is 100 Crescent Court Suite 1740, Dallas, Texas 75201

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

      Purchaser is a Delaware limited liability company and as such has no directors. The sole member of Purchaser is Starwood. The member has elected two executive officers of Purchaser. The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each executive officer of the Purchaser are set forth below. The business address of each executive officer is care of Starwood Hotels & Resorts Worldwide, Inc., 1111 Westchester Avenue, White Plains, NY 10604. None of our executive officers listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, United States federal or state securities laws, or a finding of any violation of United States federal or state securities laws. All executive officers listed below are citizens of the United States.

Directors and Executive Officers of Purchaser

		Current Principal Occupation or Employment
Name	Age	and Five-Year Employment History

Ronald C. Brown	48	Mr. Brown is the President of WHLP Acquisition LLC. He has been the Executive Vice President and Chief Financial Officer of Starwood since March 1998. He has been Vice President, Chief Financial Officer and Chief Accounting Officer of the Trust since January 1999. From July 1995 until March 1998 he was Senior Vice President and Chief Financial Officer of the Trust.

Kenneth S. Siegel	47	See Mr. Siegel’s biographical information under “Directors and Executive Officers of Starwood.”

ANNEX A

SUMMARY OF HOULIHAN LOKEY FAIRNESS OPINION AND PRESENTATION

Windy City Offer and Houlihan Lokey Fairness Opinion

      When Starwood announced that it was considering a tender offer for all of the Units, the unsolicited Windy City Offer was also pending. In its offer, Windy City offered $525 per Unit, reduced by the $50 transfer fee charged by the Partnership per transferring Unitholder and the amount of any cash distributions made or declared on or after July 7, 2003 with respect to such Unit, for up to 15% of the outstanding Units. Windy City also agreed to pay interest at the rate of 3% per annum from the expiration date of the tender offer to the date of payment. The Windy City Offer expired on August 4, 2003, and according to Windy City’s Tender Offer Statement filed with the SEC on August 5, 2003, approximately 3,076 Units (or 2.27% of the total outstanding Units) were tendered and not withdrawn.

      The Partnership retained Houlihan Lokey to give an opinion as to the fairness of the Windy City Offer from a financial point of view. Houlihan Lokey delivered a fairness presentation to the Board of Directors of the General Partner on July 18, 2003, concluding that the consideration to be paid to Unitholders in the Windy City Offer was fair to Unitholders from a financial point of view. On August 1, 2003, Houlihan Lokey delivered an additional fairness presentation regarding the Windy City Offer that superseded the July 18 presentation as it came to Houlihan Lokey’s attention subsequent to the delivery of its July 18 opinion that certain assumptions and financial information required modifications to more adequately reflect the financial position of the Partnership. The revised fairness presentation reached the same conclusion as the original presentation.

      In the August 1 presentation for the Windy City Offer, Houlihan Lokey employed:

•	A “net asset value approach” whereby market-based capitalization rates were applied to representative earnings and cash flow streams of the Michigan Avenue Hotel to determine enterprise value;

•	A “comparable transaction approach” whereby selected comparable transactions were analyzed and implied market multiples were applied to representative revenues and cash flow streams of the Michigan Avenue Hotel to determine enterprise value;

•	A “market capitalization approach” whereby market-based multiples of comparable public companies were applied to representative earnings and cash flow streams of the Michigan Avenue Hotel to determine enterprise value; and

•	A “yield approach” whereby required yields for comparable publicly traded partnerships were applied to representative dividend levels for the Partnership; this approach did not consider the Michigan Avenue Hotel but rather the characteristics and particularly the liquidity of the Units.

      Based on the conclusions derived from the valuation methods described above and the assumptions underlying each approach, Houlihan Lokey estimated the value range per Unit in the Windy City Offer to be between $454 and $553 per Unit and concluded that the consideration to be received by Unitholders in the Windy City Offer was fair, from a financial point of view, to the Unitholders. Because the Windy City Offer was only for a maximum of 15% of the outstanding Units, the value range included a discount for lack of control and lack of marketability of the Units. The opinion addressed the fairness of the Windy City Offer only from a financial point of view, does not constitute a recommendation to any Unitholder as to whether to tender units in the Windy City Offer or any other offer and is subject to important limitations and assumptions described in that opinion. This summary of Houlihan Lokey’s opinion is qualified in its entirety by reference to the full text of the opinion with respect to the Windy City Offer attached to the Windy City 14D-9.

      The Houlihan Lokey opinion described above was based on the then-prevailing market conditions and assumptions deemed appropriate by Houlihan Lokey. Houlihan Lokey undertook such reviews, analyses and inquiries they deemed necessary under the circumstances, including, but not limited to, discussions with management, visits to the Michigan Avenue Hotel, review of various agreements of the Partnership, review of the Partnership’s financial statements, projections and SEC filings and review of the documents filed with the SEC relating to the Windy City Offer. Houlihan Lokey’s role was limited solely to rendering a fairness opinion with respect to the Windy City Offer and Houlihan Lokey performed no other role with respect to the Windy City Offer.

A-1

ANNEX B

SUMMARY OF JLL REFINANCING ANALYSES

July 24, 2003 JLL Refinancing Analysis

      The draft July 24, 2003 JLL Refinancing Analysis presented the following scenarios:

Scenario I — Year End 2005 Sale

•	Year End 2005 Sale Base Case — The “as is” value of the Michigan Avenue Hotel was calculated assuming no capital expenditures would be made above the Furniture, Fixture & Equipment Reserve (the “FF&E Reserve”) in future years. Under this scenario, the sales price for the Michigan Avenue Hotel ranged from $110.2 million to $117.1 million, with a midpoint of $113.6 million. To account for the risk inherent in projecting cash flows to derive a sale price for the Michigan Avenue Hotel for the 2005 sale year, a 13.0% discount rate was utilized, based on current hotel real estate and capital market conditions. Given the uncertainty in the current market due to geopolitical and economic conditions as well as the Michigan Avenue Hotel’s declining operational projections, JLL concluded that the lower end of the price range was more realistic. The ultimate proceeds to be distributed per Unit in October 31, 2003 present value terms would be between $561 and $598, with a midpoint of $580.

•	Year End 2005 Sale With Additional Prepayments — The “as is” value of the Michigan Avenue Hotel was calculated assuming no capital expenditures would be made above the FF&E Reserve in future years. This scenario assumed that one additional $5 million prepayment on the mortgage secured by the Michigan Avenue Hotel will be paid in 2003 and two additional payments will be made on March 1, 2004 and June 1, 2004. Under this scenario, the sale price for the Michigan Avenue Hotel ranged from $110.2 million to $117.1 million, with a midpoint of $113.6 million. To account for the risk inherent in projecting cash flows to derive a sale price for the for the Michigan Avenue Hotel for 2005, a 13.0% discount rate was utilized, based on current hotel real estate and capital market conditions. The ultimate proceeds to be distributed per Unit in October 31, 2003 present value terms would be between $574 and $611, with a midpoint of $592.

•	October 31, 2003 $75 Million Refinancing and Year End 2005 Sale — This scenario assumed a $75 million refinancing occurs by October 31, 2003, and a sale occurs by December 31, 2005. The refinancing assumed an interest only loan, with a base interest rate of 3.1% plus a 0.25% annual increase in the rate. Under this scenario, the sales price for the Michigan Avenue Hotel ranged from $110.2 million to $117.1 million, with a midpoint of $113.6 million. To project the accrual of the incentive fees, assumptions were made as to the most likely terms a buyer would achieve for an acquisition financing. The more costly the acquisition financing is, the less will be due as an incentive fee. For acquisition financing, $70 million in proceeds, an all-in fixed interest rate of 6.5% and 25-year amortization were assumed. To account for the risk inherent in projecting cash flows to derive a sales price for the 2005 sale year, a 13.0% discount rate was utilized, based on current hotel real estate and capital market conditions. The ultimate proceeds to be distributed per Unit in October 31, 2003 present value terms would be between $558 and $596, with a midpoint of $577.

Scenario II — YE 2006 Sale

•	Year End 2006 Sale Base Case — The “as is” value of the Michigan Avenue Hotel is calculated assuming no capital expenditures made above the FF&E Reserve in future years. Under this scenario, the sale price for the Michigan Avenue Hotel ranged from $111.9 million to $118.9 million, with a midpoint of $115.3 million. To account for the risk inherent in projecting cash flows to derive a sale price for the 2006 sale year, a 14.0% discount rate was utilized, based on current hotel real estate and capital market conditions. Under this scenario, given the uncertainty in the current market due to geopolitical and economic conditions as well as the Hotel’s declining operational projections, the lower end of the price range was more realistic. The ultimate proceeds to be distributed per Unit in October 31, 2003 present value terms would be between $563 and $597, with a midpoint of $580.

•	YE 2006 Sale With Additional Prepayments — The “as is” value of the Michigan Avenue Hotel was calculated assuming no capital expenditures would be made above the FF&E Reserve in future years. This scenario assumed a $5 million prepayment made on the existing loan on December 1, 2003 and two additional payments on March 1, 2004 and June 1, 2004. Under this scenario, the sale price ranged from $111.9 million to $118.9 million, with a midpoint of $115.3 million. To account for the risk inherent in projecting cash flows to derive a sales price for the 2006 sale year, a 14.0% discount rate was utilized, based on then current hotel real estate and capital market conditions. The ultimate proceeds to be distributed per Unit in October 31, 2003 present value terms would be between $582 and $615, with a midpoint of $598.

•	October 31, 2003 $75 Million Refinancing and YE 2006 Sale — This scenario assumed a $75 million refinancing occurs by October 31, 2003, and a sale occurs by December 31, 2006. The refinancing assumed an interest only loan with a rate of 3.1% plus a 0.25% annual increase in the rate. Under this scenario, the sales price range is $111.9 million to $118.9 million, with a midpoint of $115.3 million. To project the accrual of the incentive fees, assumptions were made as to the most likely terms a buyer would achieve for an acquisition financing. For acquisition financing, $70 million in proceeds, an all-in fixed interest rate of 6.5% and 25-year amortization were assumed. To account for the risk inherent in projecting cash flows to derive a sale price for the 2006 sale year, a 14.0% discount rate was utilized, based on then current hotel real estate and capital market conditions. The ultimate proceeds to be distributed per Unit in October 31, 2003 present value terms would be between $552 and $586, with a midpoint of $569.

May 7, 2003 JLL Refinancing Analysis

      The draft May 7, 2003 JLL Refinancing Analysis presented the following scenarios:

Scenario I — Year-End 2003 Sale Base Case

      The “as is” value of the Michigan Avenue Hotel was calculated assuming no capital expenditures would be made above the FF&E Reserve in future years. Under this scenario, JLL estimated a sale price range for the Michigan Avenue Hotel of between $93.8 million and $99.6 million, with a midpoint of $96.7 million. To account for the risk inherent in projecting cash flows to derive a sale price for 2003, a 13.0% discount rate was utilized based on then current hotel real estate and capital market conditions. JLL concluded that given the uncertainty in the current market due to geopolitical and economic conditions as well as the Michigan Avenue Hotel’s declining operational projections, the lower end of the given price range was more realistic. The ultimate proceeds to be distributed per Unit in August 31, 2003 present value terms would be between $501 and $541, with a midpoint of $521.

Scenario II — Year-End 2005 Sale

      The “as is” value of the Michigan Avenue Hotel was calculated assuming no capital expenditures would be made above the FF&E Reserve in future years. JLL valued a sale in 2005 to have a price range of $104.7 million to $111.3 million, with a midpoint of $108.0 million. To account for the risk inherent in projecting cash flows, to derive a sales price for the 2005 sale year, a 13.0% discount rate was utilized, based on then current hotel real estate and capital market conditions. The ultimate proceeds to be distributed per Unit in August 31, 2003 present value terms would be between $520 and $555 with a midpoint of $538.

Scenario III — $75 Million Refinancing and Year-End 2005 Sale

      JLL analyzed the ultimate proceeds to be distributed to Unitholders upon the sale of the Michigan Avenue Hotel by the end of 2005 after a refinancing, that closed by August 31, 2003. To account for the risk inherent in projecting cash flows, to derive a sale price for the 2005 sale year a 13.0% discount rate was utilized, based on then current hotel real estate and capital market conditions. JLL concluded that the distribution per Unit discounted to August 31, 2003 present value terms would be between:

•	$524 and $559 with a midpoint of $542 (assuming a $75 million refinancing at an interest rate of LIBOR plus 2.15%);

•	$520 and $555, with a midpoint of $538 (assuming a $75 million refinancing at an interest rate of LIBOR plus 2.15% plus 0.42%); and

•	$519 and $554, with a midpoint of $537 (assuming a $70 million refinancing at an interest rate of LIBOR plus 2.15%).

      Each of the JLL valuation scenarios described above was based on assumptions, including the closing costs of the transactions contemplated, that the Michigan Avenue Hotel is free and clear of all encumbrances other than as stated in the JLL reports, and that there are no hidden or unapparent conditions of the property, subsoil or structures that render the Michigan Avenue Hotel more or less valuable. The cash flow assumptions were based on a 2003 reforecast (as of June 1, 2003 for the July 24 report and as of April 1, 2003 for the May 7 report), 2004 and 2005 projections as of April 1, 2003, the Partnership’s historical operating performance, and the hotel industry standards as of the date of the reports in which the scenarios were presented.

      The Partnership selected JLL based upon its reputation and experience in real estate valuation. Payments from the Partnership to JLL totaled approximately $32,000 in 2003 (through June 30) and $37,000 in 2002.

ANNEX C

SUMMARY OF HVS INTERNATIONAL APPRAISALS

      Note: The HVS appraisals and opinions described below are of the Michigan Avenue Hotel and not of the Partnership and reflect conditions in the real estate market and travel industry prior to the terrorist attacks in New York City, Washington, D.C. and Pennsylvania on September 11, 2001. Due to the age of the appraisals and the events since their preparation, Starwood did not consider the HVS appraisals in its determination of the Offer Price.

      HVS delivered an appraisal of the Michigan Avenue Hotel to the General Partner that in March 1999 indicated a value of $100.9 million. In September 2000, HVS delivered an updated appraisal valuing the Michigan Avenue Hotel at $124.6 million. HVS attributed the increase in value to several improvements at the Michigan Avenue Hotel, including the addition of meeting space, the leasing of the restaurant and renovations to the main building.

      In preparing the appraisals, HVS, among other things:

•	Reviewed management’s actual 1998 and planned 1999 (actual in the case of the September, 2000 appraisal) and 2000 capital expenditure budgets;

•	Conducted a market area analysis focusing on air passenger trends at local airports, office space statistics, convention statistics and tourist attractions;

•	Examined regional hotel supply and demand;

•	Forecasted occupancy trends and anticipated hotel rates;

•	Projected future income and expense; and

•	Analyzed recent sales of comparable hotels.

      In determining the value of the Michigan Avenue Hotel, HVS considered the strengths and weaknesses of the following approaches: the cost approach, the sales comparison approach and the income capitalization approach.

      The cost approach estimated market value by computing the current cost of replacing the property and subtracting any depreciation resulting from physical deterioration, functional obsolescence and external (or economic) obsolescence. HVS concluded that this approach may be reliable in the case of new properties, but with older properties, the resultant loss becomes increasingly difficult to quantify accurately. Additionally, HVS found that knowledgeable hotel buyers base their purchase decision on projected net income and return on investment that are not reflected in the cost approach. As a result of the Michigan Avenue Hotel’s age, the cost approach was considered but not applied in the analysis.

      In the sales comparison approach, HVS used actual sales of similar properties to provide an indication of the Michigan Avenue Hotel’s value. HVS made several adjustments to the sale prices examined but found these adjustments diminished the reliability of the sales comparison approach and added that typical hotel investors employ a sales comparison procedure only to establish broad value parameters.

      Thus, HVS gave primary weight to the value indicated by the income capitalization approach. This approach analyzed the local market for transient accommodations, examined the competitive environment and projected the occupancy and average rate levels. HVS thereby developed a forecast of income and expense that reflected anticipated income trends and cost components through a stabilized year of operation. Through a discounted cash flow and income capitalization procedure, HVS calculated the value of the mortgage and equity components based on market rates of return and loan-to-value ratios. After giving primary weight to the value indicated by the income capitalization approach, HVS concluded that the “as is” market value as of September 2000 of the fee simple interest in the Michigan Avenue Hotel was $124.6 million which reflected the deduction of approximately $4.4 million to complete the renovation program then underway and necessary to achieve the projected operating results. HVS defined “as is” as an estimate of the market value of a property in the condition observed upon inspection and as it physically and legally existed without hypothetical conditions, assumptions, or qualifications as of the date of the inspection.

C-1

ANNEX D

MICHIGAN AVENUE HOTEL PROJECTIONS FOR FISCAL 2003

      THE FORECASTED INFORMATION IS INCLUDED IN THIS OFFER TO PURCHASE AND SOLICITATION STATEMENT SOLELY BECAUSE SUCH INFORMATION WAS PREPARED BY EMPLOYEES OF STARWOOD BEFORE STARWOOD DECIDED TO MAKE THE OFFER. WE AND STARWOOD ARE NOT MAKING ANY REPRESENTATION AS TO THE PROJECTIONS AND NEITHER OF US ASSUMES ANY RESPONSIBILITY AS TO THEIR ACCURACY. SINCE THE ESTIMATES AND ASSUMPTIONS UNDERLYING THE PROJECTIONS ARE INHERENTLY SUBJECT TO SIGNIFICANT ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, WHICH ARE DIFFICULT OR IMPOSSIBLE TO PREDICT ACCURATELY AND ARE BEYOND THE CONTROL OF STARWOOD, THE GENERAL PARTNER AND THE PARTNERSHIP, THERE CAN BE NO ASSURANCE THAT RESULTS SET FORTH IN THE PROJECTIONS WILL BE REALIZED. IT IS LIKELY THAT THERE WILL BE DIFFERENCES BETWEEN ACTUAL AND PROJECTED RESULTS, AND ACTUAL RESULTS MAY BE MATERIALLY HIGHER OR LOWER THAN THOSE SET FORTH ABOVE.

Note: The following projections of the Michigan Avenue Hotel only, and not of the Partnership. See “CERTAIN INFORMATION CONCERNING PURCHASER, STARWOOD, THE GENERAL PARTNER AND THE PARTNERSHIP — Projections for Fiscal 2003.”

SUMMARY INCOME STATEMENT

2003 Forecast

2003
Forecast/Actual

Available Rooms	274,115

Occupied Rooms	205,633

% of Occupancy	75

Average Rate	149.25

Revenue Per Available Room	111.96

Revenue

Rooms	30,691,213

Food & Beverage	9,362,423

Telecommunication	1,052,026

Minor Operating Dept	17,100

Rent & Other	2,605,189

Total Revenue	43,727,951

Profits Per Department

Rooms	23,388,515

Food & Beverage	2,501,654

Telecommunication	650,560

Minor Operating Dept	-9,304

Rent & Other	2,316,908

Total Departmental Profit	28,848,333

D-1

2003
Forecast/Actual

Undistributed Expenses

Administrative & Gen	1,950,063

Credit Card Commission	763,133

Marketing	2,396,630

Repairs & Maintenance	1,696,352

Energy	1,137,273

Total Undistributed Expenses	7,943,450

Gross Oper Profit	20,904,882

Management Fee Base	1,530,478

Management Fee Incentive	2,551,311

Income Before Fixed Charges	16,823,093

Rent Taxes & Insurance	4,842,963

Owners Expense	-414,450

EBITDA	12,394,581

NOTE: 2003 Forecast reflects actual results through July, 2003

D-2

ANNEX E

TEXT OF PROPOSED AMENDMENTS TO PARTNERSHIP AGREEMENT

      A new Section 1.39 shall be added to the Partnership Agreement, the text of which shall read as follows:

1.39 “Qualified Merger” A merger of the Partnership, following a Qualified Tender Offer, with or into a limited partnership or other business entity in accordance with Section 17-211 of the Act and this Agreement, where (i) such other entity is the offeror in such Qualified Tender Offer or an affiliate thereof and (ii) the consideration provided for in such merger is the same as the consideration offered in such Qualified Tender Offer.

      A new Section 1.40 shall be added to the Partnership Agreement, the text of which shall read as follows:

1.40 “Qualified Tender Offer” An offer to purchase all Units for cash in which (i) the offeror publicly discloses an intention to consummate a Qualified Merger following completion of such offer and (ii) at least a majority of the outstanding Units are validly tendered and are accepted for payment by the offeror.

      A new Section 11.04 shall be added to the Partnership Agreement, the text of which shall read as follows:

11.04 Qualified Tender Offers; Qualified Mergers. Notwithstanding anything to the contrary in this Article 11 or elsewhere in this Agreement,

(a) None of the transfer restrictions set forth in Article 11 shall apply to transfers in connection with a Qualified Tender Offer or a Qualified Merger;

(b) The General Partner shall not suspend any transfer of an Interest occurring in connection with a Qualified Tender Offer or a Qualified Merger;

(c) Any transfer of an Interest in connection with a Qualified Tender Offer or Qualified Merger shall be effective, and the Partnership shall recognize such transfer, immediately upon the request of the transferee, without the delivery of any instruments other than an assignment instrument or other evidence that appears satisfactory on its face to show that the transferee is the owner of the Interest sought to be transferred;

(d) Simultaneous with any transfer described in paragraph (c) of this Section 11.04, without the need for any further act or Consent of any Person, the transferee of an Interest in connection with a Qualified Tender Offer or a Qualified Merger shall be deemed admitted as a Substituted Limited Partner. The General Partner shall thereupon amend the books and records of the Partnership to reflect the admission of the transferee to the Partnership as a Substituted Limited Partner and to reflect the transferor’s ceasing to be a Limited Partner of the Partnership (if the transferor is a Limited Partner), and the transferor (whether or not a Limited Partner) shall thereafter have no Interest in the Partnership;

(e) The transfer of an Interest in connection with a Qualified Tender Offer or a Qualified Merger shall be deemed not to result in multiple ownership of the Interest so transferred, but shall instead be deemed for all purposes to result in the ownership of such Interest by the transferee;

(f) The General Partner and the Partnership may not and shall not give effect to any transfer restrictions, whether or not contemplated by this Agreement, in connection with a Qualified Tender Offer or a Qualified Merger, including, without limitation, restrictions intended to prevent the Partnership from being treated as a “publicly traded partnership” under Section 7704 of the Internal Revenue Code of 1986, as amended, or any successor provision.

      A new Section 15.07 shall be added to the Partnership Agreement, the text of which shall be as follows:

15.07 Qualified Merger. Notwithstanding anything to the contrary in this Agreement or the Act, the only approval of the Partnership or any Partner that shall be required to consummate a Qualified

E-1

Merger shall be the approval by the Majority Vote of the Limited Partners. Notwithstanding anything to the contrary in this Agreement, the approval of any General Partner shall not be required to consummate any Qualified Merger and the General Partner may not act to terminate, prevent or otherwise hinder the consummation of any Qualified Merger, notwithstanding any duty (contractual, fiduciary or otherwise) it might otherwise have had under this Agreement or applicable law. Notwithstanding anything to the contrary in this Agreement, upon approval by the Majority Vote of the Limited Partners of any Qualified Merger, the Partnership and the General Partner on behalf of the Partnership shall promptly execute and deliver any merger or similar agreement and certificate of merger and take any and all action necessary, convenient or appropriate to consummate such Qualified Merger or otherwise provided for in any merger agreement relating to such Qualified Merger. In connection with any vote of Limited Partners taken in connection with any Qualified Merger, Section 9.02(h) shall not be applicable. Notwithstanding anything to the contrary in this Agreement, simultaneous with the effective date and time of any Qualified Merger, the stockholders, limited partners, members or other holders of interest in the acquiror of Units in the Qualified Merger, shall, without the need for any further act or Consent of any Person, be deemed admitted to the Partnership as a Limited Partners and the Partnership shall continue without dissolution.

E-2

ANNEX F

AGREEMENT AND PLAN OF MERGER

between

WESTIN HOTELS LIMITED PARTNERSHIP

and

WHLP ACQUISITION LLC

October [     ], 2003

      This Agreement and Plan of Merger (this “Agreement”), is entered into by and among Westin Hotels Limited Partnership, a Delaware limited partnership (“WHLP”), WHLP Acquisition LLC, a Delaware limited liability company (“Purchaser”) and Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (“Starwood”).

RECITALS

      WHEREAS, capitalized terms used herein and not otherwise defined are used as defined in the Partnership Agreement (as defined below).

      WHEREAS, pursuant to that Offer to Purchase for Cash All the Outstanding Limited Partnership Units of Westin Hotels Limited Partnership at $600 per Unit by WHLP Acquisition LLC, a Wholly Owned Subsidiary of Starwood Hotels & Resorts Worldwide, Inc. and Solicitation of Consents to Proposals to Amend the Partnership Agreement and Effect the Merger (the “Offer to Purchase and Solicitation Statement”), the limited partners of WHLP (“Limited Partners”) holding collectively more than 50% of the Units of WHLP (the “Requisite Limited Partners”), consented to, among other things, (i) amendments to the Amended and Restated Agreement of Limited Partnership of Westin Hotels Limited Partnership, dated as of December 31, 1986 (as amended, the “Partnership Agreement”), to, among other things, (x) permit Purchaser, upon the terms and subject to the conditions set forth in this Agreement, to merge with and into WHLP (the “Merger”) upon the Majority Vote of the Limited Partners, without the approval of any general partner of WHLP, and (y) to require WHLP, and the general partner of WHLP (the “General Partner”), on behalf of WHLP, upon the delivery to the General Partner of consents from the Requisite Limited Partners consenting to this Agreement and the Merger (the “Merger Consents”), to execute and deliver this Agreement and to take any and all other actions required to be taken by WHLP under this Agreement or that are otherwise necessary, convenient or appropriate to effectuate the Merger and (ii) this Agreement and the Merger;

      WHEREAS, Merger Consents from the Requisite Limited Partners have been delivered to the General Partner;

      WHEREAS, Starwood, as the sole member of Purchaser, has approved this Agreement and the Merger;

      WHEREAS, Section 17-211 of the Delaware Revised Uniform Limited Partnership Act (the “LP Act”) and Section 18-209 of the Delaware Limited Liability Company Act (the “LLC Act”) permit the merger of a Delaware limited liability company with and into a Delaware limited partnership; and

      WHEREAS, for federal income tax purposes, it is intended that the Merger qualify as a tax-free reorganization within the meaning of Section [368(a)(1)(F)] of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”).

      NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

THE MERGER; CLOSING; EFFECTIVE TIME; EFFECTS OF MERGER

      SECTION 1.1     The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.3) and in accordance with Section 17-211 of the LP Act, Section 18-209 of the LLC Act and the respective organizational documents of WHLP and Purchaser, Purchaser shall be merged with and into WHLP and the separate corporate existence of Purchaser shall thereupon cease, WHLP shall be the surviving entity of the Merger (hereinafter sometimes referred to as the “Surviving Partnership”) and the separate existence of WHLP will continue unaffected by the Merger.

      SECTION 1.2     The Closing. Upon the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at such time, date and place as the parties may agree but in no event prior to the satisfaction or waiver, where permitted, of the conditions set forth in Section 3.1 hereof. The date on which the Closing occurs is hereinafter referred to as the “Closing Date”.

      SECTION 1.3     Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, following the Closing, the parties hereto shall, at such time as they deem advisable, cause (i) a certificate of merger substantially in the form of Exhibit A hereto, or as altered to reflect any other type or structure of the Merger (and other than as contemplated by Section 2(a) below) (the “Certificate of Merger”) to be executed and filed with the Secretary of State of Delaware and make all other filings or recordings required by Delaware law in connection with the Merger. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of Delaware or at such other time as Purchaser and WHLP shall agree and specify in the Certificate of Merger (the “Effective Time”).

      SECTION 1.4     Effects of the Merger. The Merger shall have the effects specified in the LP Act, the LLC Act and this Agreement.

      SECTION 1.5     Restructuring. Notwithstanding anything to the contrary in this Agreement, the parties shall have the right, in their sole discretion, to (i) change the type or structure of, and/or the parties to, the Merger, including changing the structure of the Merger so that (x) WHLP merges with Purchaser with Purchaser being the surviving entity, (y) WHLP merges with an affiliate of Starwood other than Purchaser with WHLP being the surviving entity and (z) an affiliate of Starwood other than Purchaser merges with and into WHLP with such other affiliate being the surviving entity and/or (ii) assign any or all of their rights, interests, duties or obligations under this Agreement to any affiliate of Starwood, provided that any action taken by any party pursuant to this Section 1.5 shall not, individually or when taken together with any or all other actions under this Section 1.5, have an adverse effect on any Unitholder.

ARTICLE II

EFFECT ON UNITS AND INTERESTS

      SECTION 2.1     Effect on Units and Interests. At the Effective Time, by virtue of the Merger and without any further action on the part of Purchaser, WHLP, the members of Purchaser or the partners of WHLP:

      (a) Each issued and outstanding limited liability company interest in Purchaser owned by Starwood shall automatically be converted into and become one fully paid and non-assessable Unit representing a 100% Interest in WHLP, and Starwood shall be deemed admitted to WHLP as a limited partner of WHLP;

      (b) Each Unit that is owned by WHLP, any subsidiary of WHLP, Purchaser or Starwood immediately prior to the Effective Time shall automatically be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor;

      (c) Each Unit issued and outstanding immediately prior to the Effective Time (other than Units canceled pursuant to Section 2.1(b)) (collectively, the “Non-affiliate Units”), including all accrued and unpaid distributions thereon, shall automatically be converted into and become the right to receive $600 less the sum of: (i) all distributions of cash or other property from the Partnership attributable to the Units that are declared or made on or after July 7, 2003 (the “Reference Date”), including, without limitation, all distributions of cash from operations and capital proceeds, without regard to whether the applicable sale, financing, refinancing or other disposition took place before or after the Reference Date and (ii) all proceeds that are paid on or after the Reference Date from or as a result of any claim, litigation, class or derivative action brought by or for the benefit of the Limited Partners with respect to the Units, regardless of when the claims brought pursuant to such action accrued (the “Merger Consideration”). At the Effective Time, all such Units shall automatically be canceled and shall cease to exist, and each Unitholder immediately prior to the Effective Time (i) who was a Limited Partner shall cease to be a limited partner of WHLP, and (ii) shall cease to have any rights with respect to such Units, except the right to receive the Merger Consideration; and

      (d) Notwithstanding anything to the contrary in this Agreement, if the Merger is of another type or structure contemplated by Section 1.5 (and other than as contemplated by Section 2(a) above), each Non-affiliate Unit shall be converted into the right to receive the Merger Consideration, and the other provisions of this Section 2.1 shall be modified by the parties hereto to give the effect to such type or structure.

      SECTION 2.2     Payment Procedures.

      (a) Paying Agent. Prior to the Effective Time, Purchaser shall deposit, or cause to be deposited, with American Stock Transfer and Trust Company, as paying agent for the Merger Consideration (the “Paying Agent”), at least an amount in cash equal to the product obtained by multiplying (i) the Merger Consideration by (ii) the number of Non-affiliate Units (the “Payment Fund”) for the purpose of paying the Merger Consideration.

      (b) Payment procedure. As soon as reasonably practicable after the Effective Time, the Paying Agent shall mail to each Unitholder of record immediately prior to the Effective Time whose Units were converted into the right to receive the Merger Consideration pursuant to Section 2.1(c), a form of letter of transmittal (the “Letter of Transmittal”) which shall specify that delivery shall be effected, and risk of loss and title to the Units held by a person or entity shall pass, only upon delivery or presentation to the Paying Agent of evidence reasonably satisfactory to the Paying Agent that the such person or entity was, immediately prior to the Effective Time, the Unitholder of record of the Units it purported to own as of such time (“Unit Ownership Evidence”). Upon delivery or presentation to the Paying Agent of a properly completed and executed Letter of Transmittal, together with Unit Ownership Evidence and such other documents or evidence as the Paying Agent may reasonably request, the Unitholder shall be entitled to receive the Merger Consideration for each Unit owned immediately prior to the Effective Time. No interest shall be paid or shall accrue on any Merger Consideration payable pursuant to this Agreement or otherwise.

      (c) No further ownership rights in Units. All Merger Consideration paid in exchange for Units in accordance with this Article II shall be full satisfaction for the Units exchanged for such Merger Consideration and all rights related to such Units. At the close of business on the date on which the Effective Time occurs, the Unit transfer records of WHLP shall be closed and there shall be no further registration of transfers of Units on the transfer records of the Surviving Partnership of Units that were outstanding immediately prior to the Effective Time.

      (d) Termination of Payment Fund. Any portion of the Payment Fund that remains undistributed to Unitholders for twelve (12) months after the Effective Time shall be delivered to Starwood, upon demand, and any Unitholders who have not theretofore complied with this Article II shall thereafter look solely to Starwood for, and subject to Section 2.2(e), Starwood shall remain liable for, payment of their claim for Merger Consideration.

      (e) No liability. None of Purchaser, Parent, WHLP or the Paying Agent shall be liable to any person or entity in respect of cash from the Payment Fund in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Units have not been exchanged for Merger Consideration prior to the second anniversary of the date on which the Effective Time shall occur (or immediately prior to such earlier date on which any Merger Consideration would otherwise escheat to or become the property of any governmental entity), any such Merger Consideration in respect thereof shall, to the extent permitted by applicable law, become the property of the Surviving Partnership, free and clear of all claims or interest of any person or entity previously entitled thereto.

      (f) Investment of Payment Fund. The Paying Agent shall invest the Payment Fund on a daily basis as directed by Starwood; provided, however, that such investments shall be solely in (i) obligations of or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or (ii) commercial paper obligations rated A-1 or P-1 by Moodys’ Investors Service, Inc. or Standard & Poor’s Corporation, respectively. All interest and other income resulting from such investments shall be paid to Starwood.

      (g) Withholding Rights. Purchaser, Starwood and/or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Unitholder such amounts as Purchaser, Starwood or the Paying Agent is required to deduct and withhold with respect to making such payment under the Internal Revenue Code or any provision of domestic or foreign (whether national, federal, state, provincial, local, or otherwise) tax law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Purchaser, Starwood or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Unitholder in respect of which such deduction and withholding was made by Purchaser, Starwood or the Paying Agent.

ARTICLE III

CONDITIONS

      SECTION 3.1     Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each party to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver of the following conditions at or prior to the Closing Date:

      (a) Each of Purchaser, Starwood and WHLP shall have received all governmental approvals and third party consents required to be obtained in connection with the Merger except where the failure to so obtain any such approval or consent would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of Starwood, Purchaser or WHLP (a “Material Adverse Effect”); and

      (b) No temporary restraining order, preliminary or permanent injunction or other order or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition that could reasonably be expected to have (i) a Material Adverse Effect or (ii) the effect of preventing the consummation of the Merger, shall be in effect.

      SECTION 3.2     Conditions to Purchaser’s Obligations to Effect the Merger. Purchaser’s obligation to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver of the following conditions at or prior to the Closing Date:

      (a) All of the Proposals (as defined in the Offer to Purchase and Solicitation Statement) shall have been approved by the Requisite Limited Partners;

      (b) The Amendments to the Partnership Agreement contemplated by the Proposals (as defined in the Offer to Purchase and Solicitation Statement) shall be effective; and

      (c) There shall be no pending or threatened litigation or governmental action or proceeding challenging the Merger that could reasonably be expected to have a Material Adverse Effect.

ARTICLE IV

TERMINATION

      SECTION 4.1     Termination of Agreement. This Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, before or after the approval of this Agreement by the Requisite Limited Partners, if any condition set forth in Section 3.1 to any party’s obligation to consummate the transactions contemplated by this Agreement shall become incapable of being satisfied (unless such condition has been waived).

      SECTION 4.2     Effect of Abandonment. In the event of the termination of this Agreement and the abandonment of the Merger pursuant to this Article IV, this Agreement shall forthwith become null and void and have no effect and no party hereto (or any of its directors, officers or employees) shall have any liability or further obligation to any other party to this Agreement.

ARTICLE V

MISCELLANEOUS

      SECTION 5.1     Further Assurances. Each of Purchaser, Starwood and WHLP shall use its reasonable best efforts to take all actions necessary and appropriate to effectuate the Merger, including, if necessary, executing any additional documents or other instruments and filing such documents or other instruments with the appropriate governmental authorities.

      SECTION 5.2     No Appraisal Rights. The holders of Units are not entitled to any appraisal or dissenters’ rights under applicable law as a result of the Merger.

      SECTION 5.3     Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

      SECTION 5.4     Entire Agreement. This Agreement, including the exhibits hereto, reflects the entire agreement of the parties regarding the subject matter hereof and supercedes all prior agreements and understandings among the parties with respect thereto.

      SECTION 5.5     Severability. If any provision of this Agreement is held or deemed to be void, unenforceable or otherwise of no force and effect, each other provision of this Agreement shall remain in full force and effect and shall be construed without giving effect to the provision that is void, unenforceable or of no force and effect.

      SECTION 5.6     Amendment. This Agreement shall be amended only by a writing signed by all parties hereto.

      SECTION 5.7     No Third Party Beneficiary. This Agreement shall be for the sole and exclusive benefit of the parties hereto and no other party shall have any direct or indirect right or interest in or arising out of this Agreement.

      SECTION 5.8     Counterparts. This Agreement may be signed in two or more counterparts which, when taken together, shall constitute a fully executed version of this Agreement.

      IN WITNESS HEREOF, the parties have executed this Agreement and caused the same to be delivered on their behalf as of the date first above written.

WESTIN HOTELS LIMITED PARTNERSHIP

By:

Name:
Title

WHLP ACQUISITION LLC

By:

Name:
Title

STARWOOD RESORTS & HOTELS
WORLDWIDE, INC.

By:

Name:
Title

EXHIBIT A TO MERGER AGREEMENT

Certificate of Merger

of

WHLP ACQUISITION LLC

with and into

WESTIN HOTELS LIMITED PARTNERSHIP

      Pursuant to Section 17-211 of the Delaware Revised Uniform Limited Partnership Act (the “Act”), Westin Hotels Limited Partnership, a Delaware limited partnership (the “Partnership”), which is the surviving partnership in the merger described below, hereby certifies that:

      FIRST:     The name and jurisdiction of formation of each constituent entity that is a party to the merger is as follows:

Name	Jurisdiction of Formation

WHLP Acquisition LLC	Delaware
Westin Hotels Limited Partnership	Delaware

      SECOND:     An Agreement and Plan of Merger, dated as of [                    ], 2003 by and among WHLP Acquisition LLC, a Delaware limited liability company, Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation and the Partnership (the “Agreement and Plan of Merger”), has been approved and executed by the Partnership in accordance with the requirements of Section 17-211(b) of the Act and the Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of December 31, 1986, as amended, and by Purchaser in accordance with Section 18-209(b) of the Delaware Limited Liability Company Act.

      THIRD:     Pursuant to the Agreement and Plan of Merger, WHLP Acquisition LLC is merged with and into the Partnership (the “Merger”), with the Partnership being the surviving limited partnership. The Partnership shall continue its existence under its present name under the laws of the State of Delaware.

      FOURTH:     The Merger shall be effective upon the filing of this Certificate of Merger with the Secretary of State of the State of Delaware (such time, the “Effective Time”).

      FIFTH:     The Agreement and Plan of Merger is on file at the offices of the Partnership at the following address:

1111 Westchester Avenue

White Plains, New York 10604

      SIXTH:     A copy of the Agreement and Plan of Merger will be furnished by the Partnership, on request and without cost, to any partner or any person or entity holding an interest in any constituent party to the Merger.

      IN WITNESS WHEREOF, the Partnership has caused this Certificate of Merger to be duly executed as of this [     ] day of [                    ], 2003.

WESTIN HOTELS LIMITED PARTNERSHIP

By:

By:

Name:
Title:

The Depositary
for WHLP Acquisition LLC’s offer for all of the Units of the Partnership is:

American Stock Transfer & Trust Company

By Mail, Hand Delivery, Overnight Delivery or Facsimile:

American Stock Transfer & Trust Company

59 Maiden Lane
New York, NY 10038

Facsimile: 718-234-5001

Confirm by Telephone Toll-Free:

(877) 248-6417

      If delivery is by facsimile, you must also return the original documents, which originals, only, may be received after the Expiration Date provided that the facsimile is received prior to or on the Expiration Date.

      Any questions or requests for assistance or additional copies of the Offer to Purchase, the Agreement of Assignment and Transfer and related tender offer materials may be directed to the Information Agent at its telephone number and location listed below. Unitholders may also contact their local, commercial bank, trust company or nominee for assistance concerning the offer to exchange.

The Information Agent

for WHLP Acquisition LLC’s offer for all of the Units of the Partnership is:

D. F. King & Co., Inc.

Contact information:

D. F. King & Co., Inc.

48 Wall Street
New York, NY 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll-Free: (888) 605-1957